UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 27, 2014



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On July 27, 2014, Dollar Tree, Inc., a Virginia corporation (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Family Dollar Stores, Inc., a Delaware corporation ("Family Dollar") and Dime Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("Merger Sub"), providing for the acquisition of Family Dollar by the Company. Subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into Family Dollar (the "Merger"), with Family Dollar surviving the Merger as a wholly owned subsidiary of the Company (the "Surviving Company").

In the Merger, each outstanding share of common stock, par value $0.10 per share, of Family Dollar (other than certain shares held by the Company, Family Dollar and their respective subsidiaries and the shares with respect to which appraisal rights have been properly demanded in accordance with the Delaware General Corporation Law) will be converted into the right to receive (i) $59.60 in cash, without interest (the "Cash Consideration") and (ii) a fraction of a share of common stock, par value $0.01 per share, of the Company (rounding to the nearest ten-thousandth of a share) equal to the quotient (the "Exchange Ratio") determined by dividing (A) $14.90 by (y) the volume weighted average price per share (calculated to the nearest one-hundredth of one cent) (the "Company Trading Price") of the Company's common stock on the Nasdaq, for the consecutive period of twenty trading days beginning on the twenty-third trading day immediately preceding the date of the Merger and concluding at the close of trading on the third trading day immediately preceding the date of the Merger (the "Stock Consideration" and, together with the Cash Consideration, the "Merger Consideration"). However, if the Company Trading Price is greater than or equal to $59.98, then the Exchange Ratio will be 0.2484, and if the Company Trading Price is an amount equal to or less than $49.08, then the Exchange Ratio will be 0.3036.

Additionally:

- Each option to purchase Family Dollar common stock ("Family Dollar Option") that is outstanding as of immediately prior to the Merger will be converted into an option to purchase a number of shares of the Company's common stock determined by multiplying the number of shares of Family Dollar common stock subject to such Family Dollar Option by the Award Exchange Ratio (as defined below), at an exercise price per share equal to the per share exercise price for the shares of Family Dollar common stock otherwise purchasable pursuant to the Family Dollar Option divided by the Award Exchange Ratio;
- Each restricted stock unit ("RSU") in respect of Family Dollar common stock ("Family Dollar RSU") that is outstanding as of immediately prior the Merger (other than any performance share right in respect of shares of common stock of Family Dollar ("Family Dollar PSR")) will be converted into an RSU in respect of a number of shares of the Company's common stock determined by multiplying the number of shares of Family Dollar common stock subject to the Family Dollar RSU by the Award Exchange Ratio; and
- Each Family Dollar PSR that is outstanding as of immediately prior to the Merger will be cancelled and converted into the right to receive the Merger Consideration, as determined based on the product of (i) the number of shares of Family Dollar common stock deemed to be earned under the Family Dollar PSR Award based on the greater of (x) the deemed achievement of all relevant performance goals at target level and (y) the actual level of achievement of all relevant performance goals against target as of Family Dollar's last fiscal quarter end preceding the Merger and (ii) a fraction, (x) the numerator of which is the number of days within the performance period of such Family Dollar PSR that have elapsed prior to the Merger and (y) the denominator of which is the total number of days within the performance period of such Family Dollar PSR.

For purposes of the foregoing, the term "Award Exchange Ratio" means the sum of (i) the Exchange Ratio and (ii) the quotient of the Cash Consideration divided by the Company Trading Price.

Completion of the Merger is subject to customary closing conditions, including, among others, (1) the adoption of the Merger Agreement by Family Dollar's stockholders, (2) the expiration or termination of all waiting periods applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Waiting Period"), (3) subject to certain exceptions the accuracy of the representations and warranties of the other party subject to a material adverse effect standard (as defined in the Merger Agreement) and (4) material compliance by the other party with its obligations under the Merger Agreement. In addition, the obligation of the Company to complete the Merger is subject to the absence of a material adverse effect on Family Dollar following the date of the Merger Agreement. The closing of the Merger is not subject to any financing condition or a vote of the Company's stockholders.

The Merger Agreement also provides, among other things, that at the effective time of the Merger the Company will appoint Howard R. Levine, the Chairman and Chief Executive Officer of Family Dollar, to the Board of Directors of the Company. In connection with his services to the Company following consummation of the Merger, the Company and Family Dollar entered into a retention letter agreement with Mr. Levine setting forth the terms of his compensation following the effective time of the Merger and certain amendments to his employment agreement with Family Dollar. Pursuant to the retention letter, Mr. Levine has agreed to waive, for two years following the effective time of the Merger, certain rights he might have under his employment agreement to terminate his employment for good reason as a result of certain changes in his position resulting from the Merger. Following such two-year period, Mr. Levine would be entitled to receive the change-in-control severance compensation payable under his employment agreement upon any termination of employment, subject to his execution of a release of claims and compliance with restrictive covenants concerning competition and solicitation of employees for one year following such termination and confidentiality at all times thereafter. Mr. Levine has also agreed to comply with certain transfer restrictions in respect of shares of Company common stock he will receive in the Merger for a limited time thereafter.

The Merger Agreement contains customary representations and warranties that expire at the effective time of the Merger, as well as customary covenants, including covenants providing for each of the parties and their subsidiaries to conduct its business in all material respects in the ordinary course during the period between the execution of the Merger Agreement and the effective time of the Merger, and to use reasonable best efforts to cause the Merger to be consummated and to obtain expiration of the HSR Waiting Period, subject to certain exceptions. The Merger Agreement also includes covenants requiring the Company (i) not to declare or pay any dividends without the prior consent of the Company (other than one cash dividend in the first quarterly period of the fiscal year ending August 29, 2015 in an amount per share consistent with the amount for the last quarterly period of the fiscal year ending August 30, 2014 and with a record date consistent with the record date for the first quarterly period of the fiscal year ending August 30, 2014), (ii) not to solicit, initiate, knowingly encourage or knowingly facilitate any inquiries, proposals or offers relating to alternative business combination transactions or, subject to certain exceptions, engage in any discussions or negotiations with respect thereto and (iii) to call and hold a special meeting of Family Dollar's stockholders and, subject to certain exceptions, recommend that Family Dollar's stockholders adopt the Merger Agreement.

The Merger Agreement also contains certain termination rights and provides that, (i) in connection with a termination of the Merger Agreement under specified circumstances, including a change in the recommendation of the board of directors of Family Dollar or termination of the Merger Agreement by Family Dollar to enter into a definitive agreement for a "Company Superior Proposal" (as defined in the Merger Agreement), Family Dollar will be required to pay the Company a cash termination fee of $305 million, and (ii) upon the termination of the Merger Agreement due to Family Dollar's failure to obtain the required stockholder approval at the meeting of Family Dollar's stockholders, Family Dollar will be required to reimburse the Company for the out-of-pocket expenses the Company has incurred in connection with the Merger, not to exceed $90 million.

In connection with the Merger Agreement, the Company entered into a debt commitment letter, dated as of July 27, 2014, with JPMorgan Chase Bank, N.A. ("JPMCB") and J.P. Morgan Securities LLC, pursuant to which, among other things, JPMCB has committed to provide, subject to the terms and conditions thereof, $5,400 million of term loans, a $1,250 million revolving credit facility (together with the term loans, the "Senior Secured Facilities"), and a $2,800 million senior bridge facility (together with the Senior Secured Facilities, the "Financing"). The Financing, together with the Company's cash on hand, will be sufficient to finance the aggregate Cash Consideration to Family Dollar's stockholders and to refinance certain existing Company and Family Dollar debt. Pursuant to the Merger Agreement, Family Dollar has agreed to use reasonable best efforts to provide cooperation to Dollar Tree in connection with the Financing. To the extent Family Dollar's 5.00% Senior Notes due

2021 remain outstanding at the closing of the Merger, they are currently expected to be secured equally and ratably with the Senior Secured Facilities, to the extent required by their governing indenture.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2.1, and is incorporated herein by reference.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company, Family Dollar, Merger Sub or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by the Company and Merger Sub, on the one hand, and by Family Dollar, on the other hand, made solely for the benefit of the other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules delivered by each party in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the Company and Merger Sub, on the one hand, and Family Dollar, on the other hand. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts about the Company at the time they were made or otherwise. In addition, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company's public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Merger Agreement, the Merger, the Company, Family Dollar, their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a proxy statement of Family Dollar and a prospectus of the Company, as well as in the Forms 10-K, Forms 10-Q and other filings that each of the Company and Family Dollar make with the Securities and Exchange Commission ("SEC").

Voting Agreements

In connection with the parties' entry into the Merger Agreement, the Company entered into voting and support agreements dated July 27, 2014, with each of (a) Howard R. Levine, the Chairman and Chief Executive Officer of Family Dollar (in his capacity as a stockholder, directly and indirectly through two trusts over which Mr. Levine exercises sole voting and dispositive power) and (b) Trian Fund Management, L.P. and certain Family Dollar stockholders affiliated therewith (the "Voting and Support Agreements"), pursuant to which they have agreed, among other things, to (i) vote their respective beneficially owned shares of Family Dollar common stock in favor of the Merger, a proposal to postpone or adjourn a meeting of the stockholders in the event there are not sufficient votes to adopt the Merger Agreement and against any proposals for an alternative business combination transaction or which would be reasonably likely to prevent, materially impede or materially delay the Merger and (ii) comply with certain restrictions on the disposition of such shares, in each case subject to the terms and conditions contained therein. The Voting and Support Agreements will terminate upon the earliest to occur of (i) the consummation of the Merger, (ii) the termination of the Merger Agreement pursuant to and in compliance with its terms and (iii) the entry without the prior written consent of the stockholders party thereto into any amendment or modification of the Merger Agreement, or any written waiver of Family Dollar's rights under the Merger Agreement made in connection with a request from Dollar Tree, in each case, which results in a decrease in, or change in the composition of, the Merger Consideration or an extension of the "End Date" (as defined in the Merger Agreement) or which is otherwise adverse to any of the stockholders party thereto in any material respect.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the Voting Agreements attached hereto as Exhibit 99.1 and 99.2, and are incorporated herein by reference.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed merger between Dollar Tree and Family Dollar, Dollar Tree will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement of Family Dollar that also constitutes a prospectus of Family Dollar. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to shareholders of Family Dollar. INVESTORS AND SECURITY HOLDERS OF FAMILY DOLLAR ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Dollar Tree and Family Dollar through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Dollar Tree will be available free of charge on Dollar Tree's internet website at www.DollarTree.com under the heading "Investor Relations" and then under the heading "Download Library" or by contacting Dollar Tree's Investor Relations Department at 757-321-5284. Copies of the documents filed with the SEC by Family Dollar will be available free of charge on Family Dollar's internet website at www.FamilyDollar.com under the heading "Investor Relations" and then under the heading "SEC Filings" or by contacting Family Dollar's Investor Relations Department at 704-708-2858.

Participants in the Solicitation

Dollar Tree, Family Dollar, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Family Dollar common stock in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Dollar Tree's and Family Dollar's directors and executive officers in their respective definitive proxy statements filed with the SEC on May 12, 2014 and December 6, 2013, respectively. You can obtain free copies of these documents from Dollar Tree or Family Dollar using the contact information above.

Forward Looking Statements

Certain statements contained herein are "forward-looking statements" that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements and information about our current and future prospects and our operations and financial results are based on currently available information. Various risks, uncertainties and other factors could cause actual future results and financial performance to vary significantly from those anticipated in such statements. The forward looking statements include assumptions about our operations, such as cost controls and market conditions, and certain plans, activities or events which we expect will or may occur in the future and relate to, among other things, the business combination transaction involving Dollar Tree and Family Dollar, the financing of the proposed transaction, the benefits, results, effects and timing of the proposed transaction, future financial and operating results, and the combined company's plans, objectives, expectations (financial or otherwise) and intentions.

Risks and uncertainties related to the proposed merger include, among others: the risk that Family Dollar's stockholders do not approve the merger; the risk that regulatory approvals required for the merger are not obtained on the proposed terms and schedule or are obtained subject to conditions that are not anticipated; the risk that the financing required to fund the transaction is not obtained; the risk that the other conditions to the closing of the merger are not satisfied; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; response by activist shareholders to the merger; costs and difficulties related to the integration of Family Dollar's business and operations with Dollar Tree's business and operations; the inability to obtain, or delays in obtaining, the cost savings and synergies contemplated by the merger; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed transaction and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the outcome of pending or potential litigation or governmental investigations; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions. Consequently, all of the forward-looking statements made by Dollar Tree or Family Dollar, in this and in other documents or statements are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the headings titled "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" in Dollar Tree's Annual Report on Form 10-K for the fiscal year ended February 1, 2014, Family Dollar's Annual Report on Form 10-K for the fiscal year ended August 31, 2013, Dollar Tree's Quarterly Report on Form 10-Q for the quarter ended May 3, 2014, Family Dollar's Quarterly Report on Form 10-Q for the quarter ended May 31, 2014, and other reports filed by Dollar Tree and Family Dollar with the SEC, which are available at the SEC's website http://www.sec.gov.

Please read our "Risk Factors" and other cautionary statements contained in these filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Dollar Tree and Family Dollar, undertake no obligation to update or revise any forward-looking statements, even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law. As a result of these risks and others, actual results could vary significantly from those anticipated herein, and our financial condition and results of operations could be materially adversely affected.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit 2.1   Agreement and Plan of Merger, dated as of July 27, 2014 among Family Dollar Stores, Inc., Dollar Tree, Inc. and Dime Merger Sub, Inc.

Exhibit 99.1   Voting and Support Agreement, dated as of July 27, 2014, by and among Dollar Tree, Inc. and Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P., Trian Partners Strategic Investment Fund, L.P., Trian Partners Master Fun (ERISA), L.P., Trian Fund Management, L.P. and Edward P. Garden.

Exhibit 99.2   Voting and Support Agreement, dated as of July 27, 2014, by and among Dollar Tree, Inc. and Howard R. Levine, Declaration of Trust between Leon Levine, Grantor, and Leon Levine, Trustee, dated July 12, 1971 for the benefit of Howard Russell Levine and Trust Agreement between leon Levine, Grantor, and Bank of America, N.A. (formerly North Carolina National Bank), Trustee, dated October 6, 1972 for the benefit of Howard Russell Levine.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: July 29, 2014   By: /s/ Kevin S. Wampler

                                                       Kevin S. Wampler

                                                       Chief Financial Officer

EXHIBITS

Exhibit 2.1   Agreement and Plan of Merger, dated as of July 27, 2014 among Family Dollar Stores, Inc., Dollar Tree, Inc. and Dime Merger Sub, Inc.

Exhibit 99.1   Voting and Support Agreement, dated as of July 27, 2014, by and among Dollar Tree, Inc. and Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P., Trian Partners Strategic Investment Fund, L.P., Trian Partners Master Fun (ERISA), L.P., Trian Fund Management, L.P. and Edward P. Garden.

Exhibit 99.2   Voting and Support Agreement, dated as of July 27, 2014, by and among Dollar Tree, Inc. and Howard R. Levine, Declaration of Trust between Leon Levine, Grantor, and Leon Levine, Trustee, dated July 12, 1971 for the benefit of Howard Russell Levine and Trust Agreement between leon Levine, Grantor, and Bank of America, N.A. (formerly North Carolina National Bank), Trustee, dated October 6, 1972 for the benefit of Howard Russell Levine.

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

FAMILY DOLLAR STORES, INC.,

DOLLAR TREE, INC.

and

DIME MERGER SUB, INC.

Dated as of July 27, 2014

TABLE OF CONTENTS

ARTICLE I.

THE MERGER

ARTICLE II.

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

ARTICLE V.

COVENANTS AND AGREEMENTS

ARTICLE VI.

CONDITIONS TO THE MERGER

ARTICLE VII.

TERMINATION

ARTICLE VIII.

MISCELLANEOUS

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of July 27, 2014, is by and among FAMILY DOLLAR STORES, INC., a Delaware corporation (the "Company"), DOLLAR TREE, INC., a Virginia corporation ("Parent") and DIME MERGER SUB, INC., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub").

WITNESSETH:

WHEREAS, the parties intend that Merger Sub shall be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, the Board of Directors of the Company (the "Company Board of Directors") has (i) unanimously determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and (iii) resolved to recommend adoption of this Agreement by the stockholders of the Company;

WHEREAS, the Boards of Directors of each of Parent and Merger Sub has (i) unanimously determined that it is in the best interests of Parent and its stockholders or Merger Sub and its stockholders (as the case may be), and declared it advisable, to enter into this Agreement and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, Parent, as the sole stockholder of Merger Sub, has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and adopted this Agreement;

WHEREAS, as a condition and inducement to Parent's willingness to enter into this Agreement, certain stockholders of the Company have simultaneously herewith entered into Voting and Support Agreements (each, a "Voting and Support Agreement" and, collectively, the "Voting and Support Agreements") in connection with the Merger; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I.

THE MERGER

Section 1.1   The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (the "DGCL"), Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue its existence under Delaware law as the surviving company in the Merger (the "Surviving Company") and a wholly owned subsidiary of Parent.

Section 1.2   Closing. The closing of the Merger (the "Closing") shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York at 10:00 a.m., local time, on the third Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and Parent may agree in writing; provided, however, that if the Marketing Period (such term, and all other capitalized terms as defined in Section 8.15) has not ended at the time of satisfaction or waiver of all of the conditions (other than any condition that by its nature cannot be satisfied until the Closing, but subject to satisfaction or waiver of any such condition) set forth in Article VI, the Closing shall occur on the earlier to occur of (a) a date during the Marketing Period specified by Parent on no less than three Business Days' notice to the Company and (b) the third Business Day immediately following the final day of the Marketing Period (subject in each case to the satisfaction or waiver of all of the conditions (other than any condition that by its nature cannot be satisfied until the Closing, but subject to satisfaction or waiver of any such condition) set forth in Article VI for the Closing as of the date determined pursuant to this proviso), or such other date, time, or place as agreed to in writing by the parties hereto. The date on which the Closing actually occurs is referred to as the "Closing Date."

Section 1.3   Effective Time. On the Closing Date, the Company and Merger Sub shall file with the Secretary of State of the State of Delaware a certificate of merger (the "Certificate of Merger"), executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL in order to effect the Merger. The Merger shall become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such time as is agreed between the parties and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL (such time is hereinafter referred to as the "Effective Time").

Section 1.4   Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company, all as provided under the DGCL.

Section 1.5   Organizational Documents of the Surviving Company.

(a)   At the Effective Time and subject to Section 5.9, the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Company until thereafter amended in accordance with the provisions thereof and applicable Law, except that the name of the Surviving Company shall be FAMILY DOLLAR STORES, INC.

(b)   At the Effective Time and subject to Section 5.9, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Company until thereafter amended in accordance with the provisions thereof and applicable Law, except that the name of the Surviving Company shall be FAMILY DOLLAR STORES, INC.

Section 1.6   Directors. Subject to applicable Law, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.7   Officers. Except as otherwise determined by Parent prior to the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

ARTICLE II.

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1   Effect on Capital Stock.

(a)   At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, Merger Sub or the holder of any shares of Company Common Stock or common stock of Merger Sub:

(i)   Common Stock of Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Company. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Company into which they were converted in accordance with the immediately preceding sentence.

(ii)   Cancellation of Certain Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Parent or Merger Sub shall no longer be outstanding and shall automatically be cancelled and shall cease to exist (the "Cancelled Shares"), and no consideration shall be delivered in exchange therefor.

(iii) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares, any Dissenting Shares, and any share of Company Common Stock held by any direct or indirect wholly owned subsidiary of the Company) shall be automatically converted into the right to receive: (A) $59.60 in cash (the "Cash Consideration") and (B) a fraction of a validly issued, fully paid and nonassessable share of Parent Common Stock (rounding to the nearest ten-thousandth of a share) equal to the quotient (the "Exchange Ratio") determined by dividing (x) $14.90 by (y) the Parent Trading Price; provided, however, that if the Parent Trading Price is an amount greater than or equal to $59.98, then the Exchange Ratio shall be 0.2484, and if the Parent Trading Price is an amount equal to or less than $49.08, then the Exchange Ratio shall be 0.3036 (the "Stock Consideration" and, together with the Cash Consideration, the "Merger Consideration"). Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is held by any direct or indirect wholly owned subsidiary of the Company shall be converted into such number of shares of common stock, par value $0.01 per share, of the Surviving Company such that the ownership percentage of any such Subsidiary in the Surviving Company immediately following the Effective Time shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time.

All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and uncertificated shares of Company Common Stock represented by book-entry form ("Book-Entry Shares") and each certificate that, immediately prior to the Effective Time, represented any such shares of Company Common Stock (each, a "Certificate") shall thereafter represent only the right to receive the Merger Consideration and the Fractional Share Cash Amount into which the shares of Company Common Stock represented by such Book-Entry Share or Certificate have been converted pursuant to this Section 2.1, as well as any dividends or other distributions to which holders of Company Common Stock become entitled in accordance with Section 2.2(e).

(b) Shares of Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding shares of Company Common Stock held by a person (a "Dissenting Stockholder") who has not voted in favor of, or consented to, the adoption of this Agreement and has complied with all the provisions of the DGCL concerning the right of holders of shares of Company Common Stock to require appraisal of their shares (the "Appraisal Provisions") of Company Common Stock ("Dissenting Shares"), to the extent the Appraisal Provisions are applicable, shall not be converted into the right to receive the Merger Consideration as described in Section 2.1(a)(iii), but shall become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the procedures set forth in Section 262 of the DGCL. If such Dissenting Stockholder withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal, in any case pursuant to the DGCL, each of such Dissenting Stockholder's shares of Company Common Stock shall thereupon be treated as though such shares of Company Common Stock had been converted into the right to receive the Merger Consideration pursuant to Section 2.1(a)(iii). The Company shall give Parent prompt notice of any demands for appraisal of shares of Company Common Stock received by the Company, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL and shall give Parent the opportunity to participate in all negotiations and proceedings with respect thereto. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

(c)   Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or Parent Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change; provided, that nothing in this Section 2.1(c) shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(d)   No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in connection with the Merger, no certificates or scrip representing fractional shares of Parent Common Stock shall be delivered upon the conversion of Company Common Stock pursuant to Section 2.1(a)(iii), and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof and upon surrender thereof, cash (without interest) in an amount determined by multiplying (i) the closing price of Parent Common Stock reported on Nasdaq on the trading day immediately preceding the Closing Date, rounded to the nearest one-hundredth of a cent by (ii) the fraction of a share (after taking into account all shares of Company Common Stock held by such holder at the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of Parent Common Stock to which such holder would otherwise be entitled (the "Fractional Share Cash Amount"). No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock.

Section 2.2   Exchange of Certificates.

(a)   Appointment of Exchange Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the "Exchange Agent") for the payment of the Merger Consideration and shall enter into an agreement (the "Exchange Agent Agreement") relating to the Exchange Agent's responsibilities under this Agreement.

(b)   Deposit of Merger Consideration. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, in trust for the benefit of the holders of Company Common Stock, (i) cash sufficient to pay the aggregate Cash Consideration (together with, to the extent then determinable, the Fractional Share Cash Amount) and (ii) evidence of Parent Common Stock in book-entry form (and/or certificates representing such Parent Common Stock, at Parent's election) representing the number of shares of Parent Common Stock sufficient to deliver the aggregate Stock Consideration (such cash and certificates, together with any dividends or distributions with respect thereto, the "Exchange Fund").

(c)   Exchange Procedures. As soon as reasonably practicable (and no later than the third Business Day) after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock whose shares of Company Common Stock were converted pursuant to Section 2.1(a)(iii) into the right to receive the Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall, subject to the Company's reasonable approval, be in such form and have such other provisions as Parent shall reasonably designate) (the "Letter of Transmittal") and (ii) instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Merger Consideration, the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(e).

(d)   Surrender of Certificates or Book-Entry Shares. Upon surrender of Certificates or Book-Entry Shares to the Exchange Agent together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement, together with the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(e). In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer or stock records of the Company, any cash to be paid upon, or shares of Parent Common Stock to be issued upon, due surrender of the Certificate or Book-Entry Share formerly representing such shares of Company Common Stock may be paid or issued, as the case may be, to such a transferee if such Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable. No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate or Book-Entry Share. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement, together with the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(e).

(e)   Treatment of Unexchanged Shares. No dividends or other distributions, if any, with a record date at or after the Effective Time with respect to Parent Common Stock, shall be paid to the holder of any unsurrendered share of Company Common Stock to be converted into shares of Parent Common Stock pursuant to Section 2.1(a)(iii) until such holder shall surrender such share in accordance with this Section 2.2. After the surrender in accordance with this Section 2.2 of a share of Company Common Stock to be converted into Parent Common Stock pursuant to Section 2.1(a)(iii), the holder thereof shall be entitled to receive (in addition to the Merger Consideration and the Fractional Share Cash Amount payable to such holder pursuant to this Article II) any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the Parent Common Stock represented by such share of Company Common Stock.

(f)   No Further Ownership Rights in Company Common Stock. The shares of Parent Common Stock delivered and cash paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, subject to applicable Law in the case of Dissenting Shares, (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as stockholders of the Company other than the right to receive the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.2(d) (together with the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(e)), without interest, and (ii) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. From and after the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Company Common Stock are presented to the Surviving Company, Parent or the Exchange Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(g)   Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided, however, that such investments shall be in (i) obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, (ii) commercial paper obligations rated A‑1 or P‑1 or better by Moody's Investors Service, Inc. or Standard & Poor's Corporation, respectively, or (iii) certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $1.0 billion (based on the most recent financial statements of such bank that are then publicly available); provided, further, that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book- Entry Shares pursuant to this Article II, and following any losses from any such investment, Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of shares of Company Common Stock at the Effective Time in the amount of such losses, which additional funds will be deemed to be part of the Exchange Fund. Any interest or other income resulting from such investments shall be paid to Parent, upon demand.

(h)   Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares for one year after the Effective Time shall be delivered to Parent, upon demand, and any holder of Certificates or Book-Entry Shares who has not theretofore complied with this Article II shall thereafter look only to Parent or the Surviving Company (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration and any dividends and distributions which such holder has the right to receive pursuant to this Article II without any interest thereon.

(i)   No Liability. None of Parent, the Company, Merger Sub or the Exchange Agent shall be liable to any person in respect of any portion of the Exchange Fund or the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Merger Consideration or the cash to be paid in accordance with this Article II that remains undistributed to the holders of Certificates and Book-Entry Shares, as of immediately prior to the date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity, shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any person previously entitled thereto.

(j)   Withholding Rights. Each of the Surviving Company, Parent and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement, such amounts as may be required to be deducted or withheld with respect to the making of such payment under applicable Tax Law. Any amounts so deducted, withheld and paid over to the appropriate Taxing Authority shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction or withholding was made.

(k)   Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.2(h), Parent) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any dividends and distributions deliverable in respect thereof pursuant to this Agreement.

Section 2.3   Company Stock Options and Company PSR Awards.

(a)   Each option to purchase shares of Company Common Stock granted pursuant to the Company Stock Plan or otherwise that is outstanding immediately prior to the Effective Time (each, a "Company Option") shall, as of the Effective Time, be converted into an option to purchase, on the same substantive terms and conditions as were applicable to such Company Option immediately prior to the Effective Time (each, an "Adjusted Option"), the number of shares of Parent Common Stock, rounded down to the nearest whole share, determined by multiplying the number of shares of Company Common Stock subject to the Company Option by the Award Exchange Ratio, at an exercise price per share of Parent Common Stock, rounded up to the nearest whole cent, equal to the per share exercise price for the shares of Company Common Stock otherwise purchasable pursuant to the Company Option immediately prior to the Effective Time divided by the Award Exchange Ratio. For purposes of this Agreement, the term "Award Exchange Ratio" means the sum of (i) the Exchange Ratio and (ii) the quotient of the Cash Consideration divided by the Parent Trading Price.

(b) Each award of performance share rights in respect of shares of Company Common Stock granted under a Company Stock Plan or otherwise that is outstanding or payable as of immediately prior to the Effective Time (each, a "Company PSR Award") shall, as of the Effective Time, be cancelled and converted into the right to receive, within 15 days following the Closing Date, the Merger Consideration (without interest and less any applicable Tax withholding) with respect to each share subject to the Company PSR Award, as determined based on the product of (i) the number of shares of Company Common Stock deemed to be earned under the Company PSR Award based on the greater of (x) the deemed achievement of all relevant performance goals at target level and (y) the actual level of achievement of all relevant performance goals against target as of the Company's last fiscal quarter end preceding the Effective Time and (ii) a fraction, (x) the numerator of which is the number of days within the performance period of such Company PSR Award that have elapsed prior to the Closing Date and (y) the denominator of which is the total number of days within the performance period of such Company PSR Award; provided, that the number of shares of Parent Common Stock otherwise issuable in respect of such Company PSR Award pursuant to this Section 2.3(b) shall be rounded down to the nearest whole number.

(c) Each award of restricted stock units (other than any Company PSR Award) in respect of shares of Company Common Stock granted under a Company Stock Plan or otherwise that is outstanding or payable as of immediately prior to the Effective Time (each, a "Company RSU Award") shall, as of the Effective Time, be converted into a restricted stock unit award (an "Adjusted RSU Award"), on the same substantive terms and conditions as were applicable to the Company RSU Award immediately prior to the Effective Time, in respect of the number of shares of Parent Common Stock, rounded to the nearest whole share, determined by multiplying the number of shares of Company Common Stock subject to the Company RSU Award by the Award Exchange Ratio.

(d) Prior to the Effective Time, the Company Board of Directors and/or the appropriate committee thereof shall take all reasonable actions, including adopting any necessary resolutions or amendments with respect to the Company Employee Stock Purchase Plan (the "ESPP") to effectuate the following: (i) to cause the "Offering Period" (as defined in the ESPP) ongoing as of the date of this Agreement to be the final Offering Period under the ESPP and the options under the ESPP to be exercised on the earlier of (x) the scheduled purchase date for such Offering Period and (y) the date that is seven Business Days prior to the Closing Date (with any participant payroll deductions not applied to the purchase of shares returned to the participant), (ii) to prohibit participants in the ESPP from increasing their payroll deductions from those in effect on the date of this Agreement and (iii) to terminate the ESPP effective immediately prior to the Closing Date.

(e)   Prior to the Effective Time, the Company Board of Directors and/or the appropriate committee thereof shall adopt resolutions providing for the treatment of the Company Options, Company PSR Awards and Company RSU Awards (collectively, the "Company Stock Awards") as contemplated by this Section 2.3. As soon as reasonably practical following the Effective Time, Parent shall file one or more appropriate registration statements (on Form S‑3 or Form S-8, or any successor or other appropriate forms) with respect to Parent Common Stock underlying the Adjusted Options, Adjusted RSU Awards and in respect of Parent Common Stock deliverable pursuant to Section 2.3(b). The Adjusted Options and Adjusted RSU Awards may be issued, at Parent's election, under either the Company Stock Plan or the Parent Stock Plans (or a combination of both), provided that, in either case, the Adjusted Options and Adjusted RSU Awards shall be subject to the same substantive terms and conditions as were applicable to the related Company Options or Company RSU Awards, as applicable, immediately prior to the Effective Time. If any Adjusted Options or Adjusted RSU Awards are granted under a Parent Stock Plan, the Board of Directors of Parent and/or the appropriate committee thereof shall adopt resolutions providing for the grant of the Adjusted Options or Adjusted RSU Awards as contemplated by this Section 2.3 and any shares of Parent Common Stock granted in settlement of such awards shall reduce the available share pool under the applicable Parent Stock Plan.

Section 2.4   Further Assurances. If at any time before or after the Effective Time, Parent or the Company reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then Parent, Merger Sub, the Company and the Surviving Company and their respective officers and directors shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (i) the Company SEC Documents publicly filed under Sections 13(a), 14(a) or 15(d) of the Exchange Act since August 31, 2013 and prior to the date hereof (excluding any disclosures set forth in any such Company SEC Document in any risk factor section, any disclosure in any section relating to forward-looking statements or any other statements that are similarly predictive or forward-looking in nature), where the relevance of the information to a particular representation is reasonably apparent on the face of such disclosure or (ii) the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the "Company Disclosure Schedule") (provided that disclosure in any section of such Company Disclosure Schedule shall apply only to the corresponding section of this Agreement except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure applies to another representation), the Company represents and warrants to Parent as follows:

Section 3.1   Organization.

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Company's Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Company and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b)   The Company has made available to Parent prior to the date of this Agreement a true and complete copy of the Company's certificate of incorporation and bylaws (collectively, the "Company Organizational Documents"), and the certificate of incorporation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents for each Subsidiary of the Company (collectively, the "Company Subsidiary Organizational Documents"), in each case, as amended through the date hereof. The Company Organizational Documents and the Company Subsidiary Organizational Documents are in full force and effect and neither the Company nor its Subsidiaries is in violation of any of their provisions. Section 3.1(b) of the Company Disclosure Schedule sets forth a true and complete list, as of the date hereof, of all Subsidiaries of the Company and any joint ventures, partnerships or similar arrangements in which the Company or its Subsidiaries has a limited liability, partnership or other equity interest (and the amount and percentage of any such interest). Other than the Company's Subsidiaries, as of the date hereof, there is no person whose financial position, results of operations or cash flows are consolidated in the financial statements of the Company.

Section 3.2   Capital Stock and Indebtedness.

(a)   The authorized capital stock of the Company consists of 600,000,000 shares of common stock, par value $0.10 per share (the "Company Common Stock"), and 500,000 shares of preferred stock, par value $1.00 per share ("Company Preferred Stock"). As of July 21, 2014, (i) 113,951,710 shares of Company Common Stock were issued and outstanding (not including shares held in treasury), (ii) 6,763,723 shares of Company Common Stock were held in treasury, (iii) 200,000 shares of Company Preferred Stock were designated as Series A Junior Participating Preferred Stock, but no shares of Company Preferred Stock were issued or outstanding, (iv) 10,277,051 shares of Company Common Stock were reserved for issuance under the Company Stock Plan, of which amount (A) 820,662 shares of Company Common Stock were subject to outstanding Company PSR Awards (assuming satisfaction of any performance vesting conditions at maximum levels), (B) 1,579,968 shares of Company Common Stock were issuable upon the exercise of outstanding Company Options and (C) there were no outstanding Company RSU Awards, (v) 200,000 shares of Series A Junior Participating Preferred

Stock were reserved for issuance in accordance with the Rights Agreement, pursuant to which the Company has issued rights to purchase Series A Junior Participating Preferred Stock (the "Rights") and (vi) no other shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. All outstanding shares of Company Common Stock are, and shares of Company Common Stock reserved for issuance with respect to Company Stock Awards, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except (i) as set forth in this Section 3.2(a) and Section 3.2(b) or (ii) as expressly permitted by Section 5.1(b)(E), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (A) obligating the Company or any of its Subsidiaries to (1) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (2) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement relating to the capital stock or other equity interest of the Company or any Subsidiary of the Company, (3) redeem or otherwise acquire any such shares of capital stock or other equity interests, (4) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (5) make any payment to any person the value of which is derived from or calculated based on the value of Company Common Stock or Company Preferred Stock, or (B) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or its Subsidiaries. No Subsidiary of the Company owns any shares of capital stock of the Company. Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of the Company or any of its Subsidiaries. Since July 21, 2014 through the date hereof, the Company has not issued or repurchased any shares of its capital stock (other than in connection with the exercise, settlement or vesting of Company Stock Awards in accordance with their respective terms) or granted any Company Stock Awards.

(b)   Section 3.2(b) of the Company Disclosure Schedule sets forth a true and complete list of all Company Stock Awards outstanding as of July 21, 2014, specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares subject to each such Company Stock Award, (iii) the grant date of each such Company Stock Award, (iv) the vesting schedule of each such Company Stock Award, (v) the exercise price for each such Company Stock Award, to the extent applicable, (vi) the expiration date of each such Company Stock Award, to the extent applicable, (vii) whether such Company Stock Award is intended to qualify as an "incentive stock option" under Section 422 of the Code and (viii) whether the Company Stock Award was granted under the Company Stock Plan. With respect to each grant of Company Stock Awards, each such grant was in all material respects made in accordance with the terms of the Company Stock Plan, the Exchange Act and all other applicable Laws, including the rules of the New York Stock Exchange.

(c)   The Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Company, free and clear of any preemptive rights and any Liens other than Permitted Liens or restrictions on transfer imposed by applicable Law, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except for equity interests in the Company's Subsidiaries, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person). Neither the Company nor any of its Subsidiaries has any obligation to acquire any equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

(d)   As of the date hereof, the Company and its Subsidiaries have no outstanding Indebtedness in a principal amount in excess of $10,000,000 individually, or $20,000,000 in the aggregate, other than as set forth (and exclusive of any Indebtedness described) in Section 3.2(d) of the Company Disclosure Schedule.

Section 3.3   Corporate Authority Relative to this Agreement; No Violation.

(a)   The Company has the requisite corporate power and authority to enter into this Agreement and, subject to adoption of this Agreement by holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the "Company Stockholder Approval"), to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by the Company Board of Directors and, except for the Company Stockholder Approval, no other corporate proceedings on the part of the Company or vote of the Company's stockholders are necessary to authorize the consummation of the transactions contemplated hereby, including the Merger. The Company Board of Directors has unanimously (i) resolved to recommend that the Company's stockholders adopt this Agreement (the "Company Recommendation"), (ii) determined that this Agreement and the Merger are fair to and in the best interests of the Company's stockholders, (iii) approved this Agreement and the Merger and (iv) directed that the adoption of this Agreement be submitted to a vote at a meeting of the Company's stockholders. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub, this Agreement constitutes the legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to applicable bankruptcy, reorganization, fraudulent conveyance, insolvency, moratorium or other similar Laws affecting creditor's rights generally and the availability of equitable relief and any implied covenant of good faith and fair dealing (the "Enforceability Exceptions").

(b)   Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the filing of the Form S‑4 and the Proxy Statement/Prospectus with the SEC and any amendments or supplements thereto and declaration of effectiveness of the Form S‑4, (iii) the U.S. Securities

Exchange Act of 1934, as amended, and the rules promulgated thereunder (the "Exchange Act"), (iv) the U.S. Securities Act of 1933, as amended, and the rules promulgated thereunder (the "Securities Act"), (v) applicable state securities, takeover and "blue sky" laws, (vi) the rules and regulations of the New York Stock Exchange and the Nasdaq, (vii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act") and (viii) the approvals set forth in Section 3.3(b) of the Company Disclosure Schedule (collectively, the "Company Approvals"), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by the Company of the transactions contemplated by this Agreement, other than such authorizations, consents, orders, licenses, permits, approvals, registrations, declarations, notices and filings the failure of which to obtain or make, as applicable, would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.

(c)   The execution and delivery by the Company of this Agreement does not, and (assuming the Company Approvals are obtained) the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (1) result in any loss, or suspension, limitation or impairment of any right of the Company or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, Contract, instrument, permit, concession, franchise, or right binding upon the Company or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a "Lien") other than Permitted Liens, in each case, upon any of the properties or assets of the Company or any of its Subsidiaries, except for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, (1) conflict with or result in any violation of any provision of the Company Organizational Documents or Company Subsidiary Organizational Documents or (1) conflict with or violate any applicable Laws except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.

Section 3.4   Reports and Financial Statements.

(a)   The Company and each of its Subsidiaries has timely filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the U.S. Securities and Exchange Commission (the "SEC") since August 27, 2011 (all such documents and reports filed or furnished by the Company or any of its Subsidiaries, the "Company SEC Documents") and has timely paid all fees due in connection therewith. As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") as of the time of filing with the SEC, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company's Subsidiaries is, or at any time since August 27, 2011 has been, required to file any forms, reports or other documents with the SEC. As of the date of this Agreement, no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. There are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Documents. None of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review.

(b)   The consolidated financial statements (including all related notes and schedules) of the Company included in or incorporated by reference into the Company SEC Documents (the "Company Financial Statements") (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with U.S. generally accepted accounting principles ("GAAP") (except, in the case of the unaudited statements, subject to normal year-end audit adjustments and the absence of footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) have been prepared from, and are in accordance with, the books and records of the Company and its consolidated subsidiaries. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. PricewaterhouseCoopers LLC has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(c)   Neither the Company nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any material joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any material "off-balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K of the SEC).

Section 3.5   Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of the Company has disclosed to the Company's auditors and the audit committee of the Company Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company's ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof. To the knowledge of the Company, there is no reason to believe that the Company's outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without additional qualification, when next due.

Section 3.6   No Undisclosed Liabilities. There are no Liabilities of the Company or any of its Subsidiaries of any nature whatsoever (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due), except for (i) Liabilities that are reflected or reserved against on the consolidated balance sheet of the Company and its Subsidiaries included in its Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2014 (including any notes thereto), (ii) Liabilities incurred in connection with this Agreement and the transactions contemplated hereby, (iii) Liabilities incurred in the ordinary course of business consistent in type and magnitude with past practice since May 31, 2014, (iv) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (v) Liabilities arising or resulting from an existing Contract, or a Contract entered into in compliance with this Agreement, except to the extent that such Liabilities arose or resulted from a breach or a default of such Contract.

Section 3.7   Compliance with Law; Permits.

(a)   The Company and its Subsidiaries are, and since August 27, 2011 have been, in compliance with all applicable federal, state, local and foreign laws, statutes, ordinances, rules, regulations, judgments, orders, injunctions, decrees or agency requirements of Governmental Entities (collectively, "Laws" and each, a "Law"), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Since August 31, 2013, neither the Company nor any of its Subsidiaries has received any written notice or, to the Company's knowledge, other communication from any Governmental Entity regarding any actual or possible failure to comply with any material Law in a material respect.

(b)   The Company and its Subsidiaries hold all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and all rights under any Company Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the "Company Permits") and have paid all fees and assessments due and payable in connection therewith, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. All Company Permits are valid and in full force and effect, are not subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof, the Company and its Subsidiaries are in compliance with the terms and requirements of all such Company Permits and, to the Company's knowledge, no suspension or cancellation of any such Company Permit is threatened, in each case except as has not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

(c)   None of the Company or its Subsidiaries, or to the Company's knowledge, any director, officer, employee or agent of the Company or any of its Subsidiaries has, directly or indirectly, (i) used any funds of the Company or any of its Subsidiaries for material unlawful contributions, material unlawful gifts, material unlawful entertainment or other material unlawful expenses relating to political activity; (ii) made any material unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries; (iii) violated or is in violation of the Foreign Corrupt Practices Act of 1977, as amended, or is in material violation of any similar Law; (iv) established or maintained any material unlawful fund of monies or other assets of the Company or any of its Subsidiaries; (v) made any material fraudulent entry on the books or records of the Company or any of its Subsidiaries; or (vi) made any material unlawful bribe, material unlawful kickback or other material unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for the Company or any of its Subsidiaries.

(d)   Since August 27, 2011, (i) none of the Company or any Subsidiary of the Company nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any Subsidiary of the Company, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary of the Company or any material complaint, allegation, assertion or claim from employees of the Company or any Subsidiary of the Company regarding questionable accounting or auditing matters with respect to the Company or any Subsidiary of the Company, and (ii) no attorney representing the Company or any Subsidiary of the Company, whether or not employed by the Company or any Subsidiary of the Company, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company, any Subsidiary of the Company or any of their respective officers, directors, employees or agents to the Company Board of Directors or any committee thereof, or to the General Counsel or Chief Executive Officer of the Company.

Section 3.8   Environmental Laws and Regulations. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company: (i) there are no actions, suits, proceedings (whether administrative or judicial) or, to the knowledge of the Company, investigations pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, alleging non-compliance with or other Liability under any Environmental Law and, to the knowledge of the Company, there are no existing facts or circumstances that would reasonably be expected to give rise to any such action, suit or proceeding, (ii) the Company and its Subsidiaries are and have since August 27, 2011 been, in compliance with all Environmental Laws (which compliance includes the possession by the Company and each of its Subsidiaries of all Company Permits required under applicable Environmental Laws to conduct their respective business and operations, and compliance with the terms and conditions thereof), (iii) there have been no Releases at any Company Leased Real Property or Company Owned Real Property of Hazardous Materials by the Company or any of its Subsidiaries, or to the knowledge of the Company, as a result of any operations or activities of the Company or any of its Subsidiaries, that would reasonably be expected to give rise to any Liability to the Company or its Subsidiaries, (iv) to the Company's knowledge, no Hazardous Materials are present at, on, in or under any property currently or formerly owned or leased by the Company or its Subsidiaries that would reasonably be expected to result in Liabilities under applicable Environmental Laws and (v) none of the Company and its Subsidiaries is subject to any Order or any indemnity obligation or other Contract with any person that would reasonably be expected to result in Liabilities to the Company or any of its Subsidiaries under applicable Environmental Laws or concerning Hazardous Materials or Releases. Section 3.8 of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of all written notices or, to the Company's knowledge, other communications received since August 31, 2013 by the Company or any of its Subsidiaries from any Governmental Entity regarding any actual or possible material violation of any Environmental Law. The Company has made available to Parent copies of all environmental reports, studies and assessments prepared within the past five years that are in the possession, custody or control of the Company or any of its Subsidiaries pertaining to Releases, or compliance or non-compliance with Environmental Laws that contain information that would reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries taken as a whole.

Section 3.9   Employee Benefit Plans.

(a)   Section 3.9(a) of the Company Disclosure Schedule sets forth a correct and complete list, as of the date hereof, of each material Company Benefit Plan. With respect to each material Company Benefit Plan, to the extent applicable, correct and complete copies of the following have been delivered or made available to Parent by the Company: (i) all plan documents (including all written amendments and attachments thereto and related written agreements or arrangements with third party service providers or administrators) (which, for the avoidance of doubt, with respect to any material Company Benefit Plan for which a form agreement is used, shall consist of a copy of such form and a list of individuals with whom such agreement has been entered into); (ii) written summaries of any material Company Benefit Plan not in writing (including summaries of any material unwritten amendments thereto and related material unwritten agreements or arrangements with third party service providers or administrators); (iii) all related trust documents; (iv) all insurance contracts or other funding arrangements; (v) the most recent annual report (Form 5500) filed with the Internal Revenue Service (the "IRS"); (vi) the most recent determination letter from the IRS for any Company Benefit Plan that is intended to qualify under Section 401(a) of the Code; (vii) the most recent summary plan description and summary of any material modifications thereto; and (viii) all material written communications received from or sent to any Governmental Entity since August 27, 2011. Each Company Benefit Plan that is maintained outside the jurisdiction of the United States (a "Non-US Benefit Plan") is indicated as such on Section 3.9(a) of the Company Disclosure Schedule.

(b)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Company Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, all contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company.

(c)   Section 3.9(c) of the Company Disclosure Schedule identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (each, a "Qualified Plan"). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) the IRS has issued a favorable determination letter with respect to each Qualified Plan and its related trust, for the most recent cycle applicable to such Qualified Plan), and such determination letter has not been revoked (nor has revocation been threatened), and (ii) there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Qualified Plan or the related trust. No trust funding any Company Benefit Plan is intended to meet the requirements of Code Section 501(c)(9).

(d)   None of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has, since August 27, 2011, maintained, established, contributed to or been obligated to contribute to any plan that is (i) a "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA (a "Multiemployer Plan") or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a "Multiple Employer Plan") or (ii) subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code. No circumstance exists that would reasonably be expected to result in any Liability to the Company or to any of its Subsidiaries or ERISA Affiliates under Title IV or Section 302 of ERISA or under Section 412, 430 or 4971 of the Code.

(e)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, there are no pending or, to the knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to the Company's knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Company, the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) none of the Company, any of its Subsidiaries or any of their ERISA Affiliates has incurred (either directly or indirectly, including as a result of any indemnification obligation) any Liability under or pursuant to Title I of ERISA or the penalty, excise Tax or joint and several Liability provisions of the Code relating to employee benefit plans, and (ii) no event, transaction or condition has occurred or exists that would reasonably be expected to result in any such Liability to the Company, any of its Subsidiaries or any of their ERISA Affiliates.

(f) No Company Benefit Plan provides for any post-employment or post-retirement medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(g) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Company Benefit Plan that is a nonqualified deferred compensation plan subject to Section 409A of the Code has been since August 31, 2013 in documentary and operational compliance with Section 409A of the Code. The Company is not party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of Taxes imposed by Section 409A(a)(1)(B) of the Code.

(h) Except as would not reasonably be expected to result in any material Liability of the Company or any of its Subsidiaries, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event (i) entitle any current or former employee, director, consultant or officer of the Company or any of its Subsidiaries to severance pay, accrued pension benefit or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee, director, consultant or officer, (iii) trigger any funding obligation under any Company Benefit Plan or impose any restrictions or limitations on the Company's rights to administer, amend or terminate any Company Benefit Plan, or (iv) result in any payment (whether in cash or property or the vesting of property) to any "disqualified individual" (as such term is defined in Treasury Regulation Section 1.280G-1) that could, individually or in combination with any other such payment, constitute an "excess parachute payment" (as defined in Section 280G(b)(1) of the Code). No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 of the Code or otherwise. The Company has made available to Parent all currently existing information applicable to the calculation of "parachute payments" pursuant to Section 280G of the Code in connection with the transactions contemplated by this Agreement, which information is complete and accurate in all material respects and was used for purposes of calculating the cost estimates made available to Parent.

(i) Except as would not reasonably be expected to result in any material Liability of the Company or any of its Subsidiaries, each Non-US Benefit Plan has (i) been registered to the extent required and (ii) if intended to qualify for special tax treatment, meets all requirements of such treatment, and, in each case, there are no existing circumstances and no events have occurred that could adversely affect such registration or qualification.

Section 3.10 Absence of Certain Changes or Events.

(a) Since May 31, 2014 and through the date of this Agreement, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business, and none of the Company or any Subsidiary of the Company has undertaken any action that if taken after the date of this Agreement (and after prior consultation with Parent) would require Parent's consent pursuant to Section 5.1(b) (other than clauses (A),

(B), (C), (D), (E), (M)(2), (N), (V), (W) and, to the extent relating to the foregoing clauses, (X) of Section 5.1(b)).

(b)   Since August 31, 2013 and through the date of this Agreement, there has not been any fact, change, circumstance, event, occurrence, condition or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.11   Investigations; Litigation. (a) The Company has not received written notice of any pending or threatened investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries, (b) there are no pending or, to the knowledge of the Company, threatened actions, suits, proceedings or claims of any nature (other than worker's compensation or personal injury claims and other than U.S. Equal Employment Opportunity Commission charges or ordinary course U.S. Department of Labor matters) or subpoenas, civil investigative demands or other written requests for information relating to potential violations of Law, in each case pending (or, to the knowledge of the Company, threatened) against or affecting the Company or any of its Subsidiaries, or any of their respective properties and (c) there are no Orders of, or before, any Governmental Entity against the Company or any of its Subsidiaries, in each case that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; provided, that to the extent any of the representations or warranties in the foregoing clauses (a) through (c) pertain to investigations, reviews, actions, suits, proceedings, claims, subpoenas, civil investigative demands, written requests or Orders that relate to the execution, delivery or performance of this Agreement or any of the transactions contemplated by this Agreement, such representations and warranties are made only as of the date hereof. Section 3.11 of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of all actions, suits, proceedings or claims other than worker's compensation or personal injury claims and other than U.S. Equal Employment Opportunity Commission charges or ordinary course U.S. Department of Labor matters, in each case pending (or, to the knowledge of the Company, threatened) against or affecting the Company or any of its Subsidiaries, or any of their respective properties.

Section 3.12   Information Supplied. The information supplied or to be supplied by the Company in writing expressly for inclusion in the registration statement on Form S-4 to be filed by Parent in connection with the issuance of Parent Common Stock in the Merger (the "Form S-4") will not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent in writing expressly for inclusion therein. The information supplied or to be supplied by the Company in writing expressly for inclusion in the proxy statement relating to the Company Stockholders' Meeting included in the Form S-4 (the "Proxy Statement/Prospectus") will not, at the time the Proxy Statement/Prospectus is first mailed to the stockholders of the Company and at the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent in writing expressly for inclusion therein.

Section 3.13   Tax Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(a)   The Company and each of its Subsidiaries have prepared and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by any of them and all such Tax Returns are complete and accurate in all respects.

(b)   The Company and each of its Subsidiaries have timely paid all Taxes that are required to be paid by any of them or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, stockholders or third party (in each case, whether or not shown on any Tax Return), except with respect to matters contested in good faith through appropriate proceedings and for which adequate reserves have been established, in accordance with GAAP, in the Company Financial Statements.

(c)   The federal Tax Returns of the Company and its Subsidiaries have been examined through the Tax year ending August 30, 2008. All other Tax Returns of the Company and its Subsidiaries have been examined, or the statute of limitations with respect thereto has expired, through the Tax year ending August 30, 2010. There are currently no effective waivers of any statute of limitations with respect to Taxes or extensions of time with respect to a Tax assessment or deficiency.

(d)   All assessments for Taxes due with respect to completed and settled examinations or any concluded litigation have been timely paid in full.

(e)   There are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of the Company or any of its Subsidiaries.

(f)   There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than statutory Liens for Taxes not yet due and payable.

(g)   None of the Company or any of its Subsidiaries has been a "controlled corporation" or a "distributing corporation" in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date hereof.

(h)   Neither the Company nor any of its Subsidiaries (i) is a party to any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of any Tax or Tax asset (other than (x) an agreement or arrangement solely among members of a group the common parent of which is the Company or (y) pursuant to ordinary course commercial contracts not primarily relating to Taxes, each an "Excluded Tax Sharing Agreement") or (ii) has any Liability for Taxes of any person (other than the Company or any of its Subsidiaries) (A) under Treasury Regulation Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Tax Law), (B) as transferee, (C) as successor, or (D) other than pursuant to an Excluded Tax Sharing Agreement, or otherwise.

(i)   None of the Company or any of its Subsidiaries has participated in any "listed transaction" within the meaning of Treasury Regulation 1.6011-4(b)(2).

(j)   The charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries reflected on the Company Financial Statements filed with the SEC prior to the date hereof are adequate, in accordance with GAAP, to cover Taxes payable by the Company and its Subsidiaries through the date of such Company Financial Statements.

Section 3.14   Employment and Labor Matters. Neither the Company nor any of its Subsidiaries is or has since August 27, 2011 been, a party to any collective bargaining agreement, labor union contract, or trade union agreement (each, a "Collective Bargaining Agreement"). No employee of the Company or any of its Subsidiaries is represented by a labor organization for purposes of collective bargaining with respect to the Company or any of its Subsidiaries. To the knowledge of the Company, from August 31, 2013 through the date hereof, there have been no material activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries. No Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries. From August 27, 2011 through the date hereof, there has been no strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the Company's knowledge, threatened, that would interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) there is no pending charge or complaint against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity, and (ii) none of the Company and its Subsidiaries are a party, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries have complied with all laws regarding employment and employment practices (including anti-discrimination), terms and conditions of employment and wages and hours (including classification of employees and equitable pay practices) and other laws in respect of any reduction in force (including notice, information and consultation requirements), and no claims relating to non-compliance with the foregoing are pending or, to the Company's knowledge, threatened. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, there are no outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due or owing by the Company pursuant to any workplace safety and insurance/workers' compensation Laws.

Section 3.15   Intellectual Property.

(a)   Section 3.15(a) of the Company Disclosure Schedule sets forth, in each case as of the date hereof, an accurate and complete list of all material United States and foreign issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks and registered Copyrights owned by the Company or any of its Subsidiaries (the foregoing being, collectively, the "Company Registered Intellectual Property"). No registrations or applications for Company Registered Intellectual Property have expired or been cancelled or abandoned except in accordance with the expiration of the term of such rights, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b)   Except as set forth on Section 3.15(b) of the Company Disclosure Schedule, the Company and its Subsidiaries own all right, title, and interest, free and clear of all Liens (except for Permitted Liens) to, or otherwise have a valid and enforceable right to use all Intellectual Property necessary for or used in the conduct of the business of the Company and its Subsidiaries as currently conducted, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(c)   To the Company's knowledge, the conduct of the business of the Company and its Subsidiaries does not infringe, violate or constitute misappropriation of any Intellectual Property of any third person except for such infringements, violations and misappropriations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. To the Company's knowledge, no third person is infringing, violating, or misappropriating any Intellectual Property owned by the Company or its Subsidiaries except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. There is no (i) pending claim or (ii) asserted claim in writing (including any "cease and desist" letters and invitations to license) that the Company or any Subsidiary has infringed, violated or misappropriated, or is infringing or violating any Intellectual Property rights of any third person, except for any such claims that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(d)   Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, to the knowledge of the Company, the Company and its Subsidiaries have implemented (i) commercially reasonable measures to protect the confidentiality, integrity and security of the Company's and its Subsidiaries' material Trade Secrets and material IT Assets (and the information and transactions stored or contained therein or transmitted thereby); and (ii) commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, to the knowledge of the Company, the IT Assets used by the Company and its Subsidiaries perform the functions necessary to carry on the conduct of their businesses.

(e)   Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of the material Trade Secrets of the Company and its Subsidiaries and third party confidential information provided to the Company or any Subsidiary that the Company or such Subsidiary is obligated to maintain in confidence. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries comply in all material respects with their internal policies, and procedures, and in all material respects with all legally binding credit card company and other legal requirements, to the extent applicable, relating to privacy, data protection, and the collection, retention, protection and use of personal information collected, used, or held for use by (or on behalf of) the Company and its Subsidiaries. There are no claims pending or, to the knowledge of the Company, threatened against the Company or its Subsidiaries alleging a violation of any third person's privacy or personal information or data rights except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. Since August 27, 2011, to the Company's knowledge, there has been no unauthorized access, unauthorized acquisition, unauthorized disclosure or theft of Sensitive Data of the Company, its Subsidiaries or its customers while such Sensitive Data is in the possession or control of the Company, its Subsidiaries or third party vendors, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

Section 3.16   Property.

(a)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company has good and valid title to, or in the case of leased personal property assets, valid leasehold interests in, all tangible personal property currently used in the operation of the business of the Company and its Subsidiaries free and clear of any Liens, except Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the tangible personal property currently used in the operation of the business of the Company and its Subsidiaries is in good working order (reasonable wear and tear excepted).

(b)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, either the Company or a Subsidiary of the Company has a good and valid leasehold (or, as applicable, license or other) interest in all leases, subleases and other agreements under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (such property subject to a lease, sublease or other agreement, the "Company Leased Real Property" and such leases, subleases and other agreements are, collectively, the "Company Real Property Leases"), in each case, free and clear of all Liens other than any Permitted Liens. Section 3.16 (b) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Leased Real Property as of the date hereof. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Company Real Property Lease (A) is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions and (B) no uncured default on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder, exists under any such Company Real Property Lease, and (C) to the knowledge of the Company, no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a breach or default under any such Company Real Property Lease. Neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person any right to use or occupy Company Leased Real Property, which sublease, license or other grant is material to the Company and its Subsidiaries, taken as a whole.

(c)   Section 3.16(c) of the Company Disclosure Schedule sets forth a list, as of the date hereof, of all real property owned by the Company and its Subsidiaries ("Company Owned Real Property"). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company or its Subsidiaries, has valid and marketable title to the Company Owned Real Property, including all appurtenances thereto and fixtures thereon, free and clear of any and all Liens except Permitted Liens. Neither the Company nor any of its Subsidiaries is currently leasing, licensing or otherwise granting any person any right to use or occupy Company Owned Real Property, which lease, license or other grant is material to the Company and its Subsidiaries, taken as a whole.

(d)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has received written notice of any proceedings in eminent domain, condemnation or other similar proceedings that are pending, and, to the knowledge of the Company, there are no such proceedings threatened or affecting any of the Company Owned Real Property or Company Leased Real Property.

(e)   Section 3.16(e) of the Company Disclosure Schedule sets forth, as of the date of this Agreement (i) all retail store locations that will be closed as a result of an executed lease buyout or termination agreement; (ii) all new retail store locations that the Company expects to open on a parcel of Company Owned Real Property or Company Leased Real Property; and (iii) all retail store locations that are under renovation or construction (excluding renovations and construction for any single store location that do not exceed $100,000), together with the budgeted renovation or construction costs.

Section 3.17   Insurance. The Company and its Subsidiaries maintain insurance in such amounts and against such risks in all material respects as is customary for the industries in which it and its Subsidiaries operate and as the management of the Company has in good faith determined to be adequate. All material insurance policies maintained by or on behalf of the Company or any of its Subsidiaries as of the date of this Agreement are in full force and effect, all premiums and other payments due on such policies have been paid by the Company or its Subsidiaries and all claims thereunder have been filed in due and timely fashion, except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole. The Company and its Subsidiaries are in compliance in all material respects with the terms and provisions of all material insurance policies maintained by or on behalf of the Company or any of its Subsidiaries as of the date of this Agreement, and neither the Company nor any of its Subsidiaries is in breach or default under, or has taken any action that could permit termination or material modification of, any material insurance policies. To the Company's knowledge, as of the date of this Agreement, (i) there is no threatened termination of, or threatened material premium increase with respect to, any of such material policies other than increases in connection with the Company's annual renewal process and (ii) there is no material claim pending regarding the Company or any of its Subsidiaries under any of such material policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

Section 3.18   Opinion of Financial Advisor. The Company Board of Directors has received the opinion of Morgan Stanley & Co. LLC to the effect that, as of the date of such opinion and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof as set forth in such opinion, the Merger Consideration to be received by the holders of shares of the Company Common Stock in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company shall, promptly following the execution of this Agreement by all parties, furnish an accurate and complete copy of said opinion to Parent solely for informational purposes. On and subject to the terms of any engagement letter referred to in Section 3.22, the Company has been authorized by Morgan Stanley & Co. LLC to permit the inclusion of such opinion in its entirety and references thereto in the Form S-4 and the Proxy Statement/Prospectus.

Section 3.19   Material Contracts.

(a)   Except as set forth in Section 3.19(a) of the Company Disclosure Schedule, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i)   any "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (other than any Company Benefit Plan);

(ii)   any Contract with any of its directors or officers (other than any Company Benefit Plan);

(iii)   any Contract that imposes any material restriction on the right or ability of the Company or any of its Subsidiaries to compete with any other person, solicit any client or customer, acquire or dispose of the securities of another person, or any other provision that materially restricts the conduct of any line of business by the Company or its Subsidiaries (or that following the Closing will materially restrict the ability of Parent or its Subsidiaries to engage in any line of business);

(iv)   any Contract that (A) is expected to result in the payment of more than $5,000,000 by the Company and its Subsidiaries in the fiscal year ending August 30, 2014 or the fiscal year ending in August 2015 and (B) (1) obligates the Company or its Subsidiaries (or following the Closing, Parent or its Subsidiaries) to conduct business with any third party on a preferential or exclusive basis or (2) contains "most favored nation" or similar covenants;

(v)   any Collective Bargaining Agreement;

(vi)   any agreement relating to Indebtedness of the Company or any of its Subsidiaries having an outstanding principal amount in excess of $10,000,000;

(vii)   any Contract that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or its Subsidiaries;

(viii)   any Contract that provides for the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) and with any outstanding obligations as of the date of this Agreement that are material to the Company and its Subsidiaries, taken as a whole;

(ix)   any material joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its Subsidiaries or among the Company's Subsidiaries;

(x)   any Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries (i) to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be, (ii) to make loans to the Company or any of its Subsidiaries or (iii) to grant Liens on the property of the Company or any of its Subsidiaries;

(xi)   any Contract that obligates the Company or any of its Subsidiaries to make any loans, advances or capital contributions to, or investments in excess of $5,000,000 in, any person (other than the Company or any of its Subsidiaries), other than loans and advances to employees of the Company or any of its Subsidiaries in the ordinary course of business;

(xii)   any material Contract (A) granting the Company or one of its Subsidiaries any right to use any Intellectual Property (other than commercially available software licenses with annual fees of less than $1,000,000, or licenses ancillary to other agreements concerning third party products or services), (B) permitting any third person to use, enforce or register any Intellectual Property of the Company or its Subsidiaries, including any license agreements, coexistence agreements and covenants not to sue (other than non-exclusive licenses to customers and suppliers in the ordinary course of business) or (C) restricting the right of the Company or its Subsidiaries to use or register any Intellectual Property of the Company or its Subsidiaries;

(xiii)   any Contract (other than Contracts for the acquisition of inventory in the ordinary course of business) that involved the payment of more than $25,000,000 by the Company and its Subsidiaries in the fiscal year ending August 31, 2013 or that is expected to result in the payment of such amount by the Company and its Subsidiaries in the fiscal year ending August 30, 2014; or

(xiv)   any Contract that involved the receipt of more than $10,000,000 by the Company and its Subsidiaries in the fiscal year ending August 31, 2013 or that is expected to result in the receipt of such amount by the Company and its Subsidiaries in the fiscal year ending August 31, 2014.

All contracts of the types referred to in clauses (i) through (xiv) above (whether or not set forth on Section 3.19 of the Company Disclosure Schedule) are referred to herein as

"Company Material Contracts." The Company has made available to Parent or its Representatives prior to the date of this Agreement a complete and correct copy of each Company Material Contract as in effect on the date of this Agreement (subject to any redaction reasonably deemed necessary or appropriate by the Company of information contained therein). This Section 3.19 does not relate to the Company Real Property Leases, which are the subject of Section 3.16, and no Company Real Property Lease shall be deemed to be or constitute a Company Material Contract.

(b)   Neither the Company nor any Subsidiary of the Company is in breach of or default in any respect under the terms of any Company Material Contract and, to the knowledge of the Company, no other party to any Company Material Contract is in breach of or default in any respect under the terms of any Company Material Contract and no event has occurred or not occurred through the Company's or any of its Subsidiaries' action or inaction or, to the Company's knowledge, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach of or default under the terms of any Company Material Contract, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. To the knowledge of the Company, each Company Material Contract (i) is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and of each other party thereto, and (ii) is in full force and effect, subject to the Enforceability Exceptions. There are no disputes pending or, to the Company's knowledge, threatened with respect to any Company Material Contract and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to a Company Material Contract to terminate for default, convenience or otherwise any Company Material Contract, nor to the Company's knowledge, is any such party threatening to do so, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.20   Suppliers. Section 3.20 of the Company Disclosure Schedule sets forth a true, correct and complete list of (a) the top twenty suppliers (the "Top Suppliers") by the aggregate dollar cost of merchandise inventory purchased by the Company and its Subsidiaries during the twelve months ended May 31, 2014 and the corresponding aggregate dollar cost of merchandise inventory purchased from each Top Supplier. Since August 31, 2013, (a) there has been no termination of the business relationship of the Company or its Subsidiaries with any Top Supplier, (b) there has been no material change in the material terms of its business relationship with any Top Supplier adverse to the Company or its Subsidiaries and (c) no Top Supplier has notified the Company or any of its Subsidiaries in writing that it intends to terminate or change the pricing or other terms of its business in any material respect adverse to the Company or its Subsidiaries. Except for letters of credit for outstanding purchase orders, none of the Company or any of its Subsidiaries is required to provide any material bonding or other material financial security arrangements in connection with any transactions with any supplier in the ordinary course of its business.

Section 3.21   Products. Since August 27, 2011, there has not been, and there is no pending or, to the knowledge of the Company, threatened recall or, to the knowledge of the Company, investigation of, or with respect to, any of the Company's or its Subsidiaries' product offerings required by the Consumer Product Safety Commission or any other Governmental

Entity that, individually or in the aggregate, would be material to the Company and its Subsidiaries, taken as a whole. Since August 27, 2011, the Company has not received any written notice or, to the Company's knowledge, other communication from the Consumer Product Safety Commission or any other Governmental Entity of any actual or alleged violation of any applicable Law governing product recalls, product safety, product defects, or the content of product materials or packaging and labeling of products that, individually or in the aggregate, would be material to the Company and its Subsidiaries, taken as a whole.

Section 3.22   Finders or Brokers. Except for Morgan Stanley & Co. LLC, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger. The Company has made available to Parent a true, correct and complete copy of any engagement letter or other Contract between the Company and Morgan Stanley & Co. LLC relating to the Merger and the other transactions contemplated by this Agreement.

Section 3.23   State Takeover Statutes. Subject to the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.13, the Company Board of Directors has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated by this Agreement all potentially applicable anti-takeover statutes or regulations of the DGCL (including Section 203 thereof and any similar provisions in the Company's certificate of incorporation or bylaws).

Section 3.24   Rights Agreement. The Company or the Company Board of Directors, as the case may be, has (a) taken all necessary actions so that the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in a "Distribution Date" (as defined in the Rights Agreement) or in Parent being an "Acquiring Person" (as defined in the Rights Agreement) and (b) amended the Rights Agreement to (i) render it inapplicable to this Agreement and the transactions contemplated hereby, including the Merger and (ii) provide that the "Final Expiration Date" (as defined in the Rights Agreement) shall occur immediately prior to the Closing.

Section 3.25   No Other Representations. Except for the representations and warranties contained in this Article III or in any certificates delivered by the Company in connection with the Closing, each of Parent and Merger Sub acknowledges that neither the Company nor any person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided or made available to Parent or Merger Sub in connection with the transactions contemplated by this Agreement, including information conveyed at management presentations, in virtual data rooms, or in due diligence sessions.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in (i) the Parent SEC Documents publicly filed under Sections 13(a), 14(a) or 15(d) of the Exchange Act since February 1, 2014 and prior to the date hereof (excluding any disclosures set forth in any such Parent SEC Document in any risk factor section, any disclosure in any section relating to forward-looking statements or any other statements that are similarly predictive or forward-looking in nature), where the relevance of the information to a particular representation is reasonably apparent on the face of such disclosure or (ii) the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the "Parent Disclosure Schedule") (provided, that disclosure in any section of such Parent Disclosure Schedule shall apply only to the corresponding section of this Agreement except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure applies to another representation), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1   Organization; Capitalization.

(a)   Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Virginia and Delaware, respectively, and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of Parent's Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of Parent and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b)   The authorized capital stock of Parent consists of 600,000,000 shares of common stock, par value $0.01 per share (the "Parent Common Stock"), and 10,000,000 shares of preferred stock, par value $0.01 per share (the "Parent Preferred Stock"). As of July 18, 2014, (i) 205,621,682 shares of Parent Common Stock were issued and outstanding (not including shares held in treasury), (ii) no shares of Parent Common Stock were held in treasury, (iii) no shares of Parent Preferred Stock were issued or outstanding and (iv) 22,205,003 shares of Parent Common Stock were reserved for issuance under the Parent Stock Plans, of which amount (A) 492,106 shares of Parent Common Stock are subject to outstanding options, (B) 6,000 shares of Parent Common Stock are subject to outstanding restricted stock awards, and (C) 1,743,830 shares of Parent Common Stock are subject to outstanding time- and performance-vesting restricted stock units awards (assuming satisfaction of any performance vesting conditions at maximum levels), and (v) no other shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. All outstanding shares of Parent Common Stock are, and shares of Parent Common Stock issued or reserved for issuance in connection with the Merger, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth in this Section 4.1(b), as of July 18, 2014, there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Parent or any of its Subsidiaries is a party (A) obligating Parent or any of its Subsidiaries to (1) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of Parent or any Subsidiary of Parent or securities convertible into or exchangeable for such shares or equity interests, (2) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement relating to the capital stock or other equity interest of Parent or any Subsidiary of Parent, (3) redeem or otherwise acquire any such shares of capital stock or other equity interests of Parent or its Subsidiaries, or (4) make any payment to any person the value of which is derived from or calculated based on the value of Parent Common Stock or Parent Preferred Stock or (B) granting any preemptive or antidilutive or similar rights with respect to any security issued by Parent or its Subsidiaries. As of the date hereof, neither Parent nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

(c)   Parent or a Subsidiary of Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of Parent, free and clear of any preemptive rights and any Liens other than Permitted Liens or restrictions on transfer imposed by applicable Law, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

Section 4.2   Corporate Authority Relative to this Agreement; No Violation.

(a)   Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, including the Merger. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by each of them of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate action or proceedings on the part of either Parent or Merger Sub, or vote of Parent's or Merger Sub's stockholders, is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby, including the Merger. The Board of Directors of each of Parent and Merger Sub has unanimously (i) determined that this Agreement and the Merger are fair to and in the best interests of Parent's or Merger Sub's (as the case may be) stockholders and (ii) approved this Agreement and the Merger. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub and is enforceable against Parent and Merger Sub in accordance with its terms, except as such enforcement may be subject to the Enforceability Exceptions.

(b)   Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the filing of the Form S‑4 and the Proxy Statement/Prospectus with the SEC and any amendments or supplements thereto and declaration of effectiveness of the S‑4, (iii) the Exchange Act, (iv) the Securities Act, (v) applicable state securities, takeover and "blue sky" laws, (vi) the rules and regulations of the New York Stock Exchange and the Nasdaq, (vii) the HSR Act and (viii) the approvals set forth in Section 4.2(b) of the Parent Disclosure Schedule (collectively, the "Parent

Approvals"), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, other than such authorizations, consents, orders, licenses, permits, approvals, registrations, declarations, notices and filings the failure of which to obtain or make, as applicable, would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent.

(c)   The execution and delivery by Parent and Merger Sub of this Agreement does not, and (assuming the Parent Approvals are obtained) the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (1) result in any loss, or suspension, limitation or impairment of any right of Parent or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, Contract, instrument, permit, concession, franchise or right binding upon Parent or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Liens other than Permitted Liens, in each case, upon any of the properties or assets of Parent or any of its Subsidiaries except for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent, (1) conflict with or result in any violation of any provision of the charter or bylaws or other equivalent organizational document, of Parent or any of its Subsidiaries or (1) conflict with or violate any applicable Laws except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent.

Section 4.3   Reports and Financial Statements.

(a)   Parent and each of its Subsidiaries has timely filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC since January 28, 2012 (all such documents and reports filed or furnished by Parent or any of its Subsidiaries, the "Parent SEC Documents") and has timely paid all fees due in connection therewith. As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Parent SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act as of the time of filing with the SEC, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Parent's Subsidiaries is, or at any time since January 28, 2012 has been, required to file any forms, reports or other documents with the SEC. As of the date of this Agreement, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. There are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by Parent relating to the Parent SEC Documents. Parent has heretofore made available to the Company true, correct and complete copies of all written correspondence between Parent and the SEC occurring since January 28, 2012. None of the Parent SEC Documents are, to the knowledge of Parent, the subject of ongoing SEC review.

(b)   The consolidated financial statements (including all related notes and schedules) of Parent included in or incorporated by reference into the Parent SEC Documents (the "Parent Financial Statements") (i) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP (except, in the case of the unaudited statements, subject to normal year-end audit adjustments and the absence of footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) have been prepared from, and are in accordance with, the books and records of Parent and its consolidated subsidiaries. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. KPMG LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(c)   Neither Party nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Parent or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any "off-balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K of the SEC).

Section 4.4   No Undisclosed Liabilities. There are no Liabilities of Parent or any of its Subsidiaries of any nature whatsoever (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due), except for (i) Liabilities that are reflected or reserved against on the consolidated balance sheet of Parent and its Subsidiaries included in its Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2014 (including any notes thereto), (ii) Liabilities incurred in connection with this Agreement and the transactions contemplated hereby, (iii) Liabilities incurred in the ordinary course of business consistent in type and magnitude with past practice since May 3, 2014, (iv) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and (v) Liabilities arising or resulting from an existing Contract, or a Contract entered into in compliance with this Agreement, except to the extent that such Liabilities arose or resulted from a breach or a default of such Contract.

Section 4.5   Compliance with Law; Permits.

(a)   Parent and its Subsidiaries are, and since January 28, 2012 have been, in compliance with all applicable Laws, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Since

February 1, 2014, neither Parent nor any of its Subsidiaries has received any written notice or, to Parent's knowledge, other communication from any Governmental Entity regarding any actual or possible failure to comply with, any material Law in a material respect.

(b)   Parent and its Subsidiaries hold all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and all rights under any material contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the "Parent Permits") and have paid all fees and assessments due and payable in connection therewith, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. All Parent Permits are valid and in full force and effect, are not subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof, Parent and its Subsidiaries are in material compliance with the terms and requirements of all Parent Permits, and to Parent's knowledge no suspension or cancellation of any such Parent Permit is threatened, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(c)   None of Parent or its Subsidiaries, or to the Parent's knowledge, any director, officer, employee or agent of Parent or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Parent or any of its Subsidiaries for material unlawful contributions, material unlawful gifts, material unlawful entertainment or other material unlawful expenses relating to political activity; (ii) made any material unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Parent or any of its Subsidiaries; (iii) violated or is in violation of the Foreign Corrupt Practices Act of 1977, as amended, or is in material violation of any similar Law; (iv) established or maintained any material unlawful fund of monies or other assets of Parent or any of its Subsidiaries; (v) made any material fraudulent entry on the books or records of Parent or any of its Subsidiaries; or (vi) made any material unlawful bribe, material unlawful kickback or other material unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Parent or any of its Subsidiaries.

(d)   Since January 28, 2012, (i) none of Parent or any Subsidiary of Parent nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant or representative of Parent or any Subsidiary of Parent, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Parent or any Subsidiary of Parent or any material complaint, allegation, assertion or claim from employees of Parent or any Subsidiary of Parent regarding questionable accounting or auditing matters with respect to Parent or any Subsidiary of Parent, and (ii) no attorney representing Parent or any Subsidiary Parent, whether or not employed by Parent or any Subsidiary of Parent, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent, any Subsidiary of Parent or any of their respective officers, directors, employees or agents to the Board of Directors of Parent or any committee thereof, or to the General Counsel or Chief Executive Officer of Parent.

Section 4.6   Absence of Certain Changes or Events.

(a)   Since May 3, 2014 through the date of this Agreement, the businesses of Parent and its Subsidiaries have been conducted in all material respects in the ordinary course of business, and none of Parent or any Subsidiary of Parent has undertaken any action that if taken after the date of this Agreement would require the Company's consent pursuant to Section 5.1(c).

(b)   Since February 1, 2014, there has not been any fact, change, circumstance, event, occurrence, condition or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 4.7   Investigations; Litigation. (a) Parent has not received written notice of any pending or threatened investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries, (b) there are no pending or, to the knowledge of Parent, threatened actions, suits, proceedings or claims of any nature (other than worker's compensation or personal injury claims and other than U.S. Equal Employment Opportunity Commission charges or ordinary course U.S. Department of Labor matters) or subpoenas, civil investigative demands or other written requests for information relating to potential violations of Law, in each case pending (or, to the knowledge of Parent, threatened) against or affecting Parent or any of its Subsidiaries, or any of their respective properties and (c) there are no Orders of, or before, any Governmental Entity against Parent or any of its Subsidiaries, in each case that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent; provided, that to the extent any of the representations or warranties in the foregoing clauses (a) through (c) pertain to investigations, reviews, actions, suits, proceedings, claims, subpoenas, civil investigative demands, written requests or Orders that relate to the execution, delivery or performance of this Agreement or any of the transactions contemplated by this Agreement, such representations and warranties are made only as of the date hereof. Section 4.7 of the Parent Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of all actions, suits, proceedings or claims other than worker's compensation or personal injury claims and other than U.S. Equal Employment Opportunity Commission charges or ordinary course U.S. Department of Labor matters, in each case pending (or, to the knowledge of Parent, threatened) against or affecting Parent or any of its Subsidiaries, or any of their respective properties.

Section 4.8   Information Supplied. The information supplied or to be supplied by Parent in writing expressly for inclusion in the Form S-4 will not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by Company in writing expressly for inclusion therein. The information supplied by Parent in writing expressly for inclusion in the Proxy Statement/Prospectus will not, at the time the Proxy Statement/Prospectus is first mailed to the stockholders of the Company and at the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by Company in writing expressly for inclusion therein.

Section 4.9   Finders or Brokers. Except for J.P. Morgan Securities, LLC, neither Parent nor any of Parent's Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger. Parent has made available to the Company a true, correct and complete copy of any engagement letter or other Contract between Parent and J.P. Morgan Securities, LLC relating to the Merger and the other transactions contemplated by this Agreement.

Section 4.10   Financing.

(a)   Parent has delivered to the Company a true, complete and correct copy of the fully executed debt commitment letter, dated as of the date of this Agreement, by and among the Financing Sources and Parent providing for debt financing as described by such commitment letter (such commitment letter, including all exhibits, schedules, annexes and amendments thereto and each fully executed fee letter (redacted for provisions related to fees, flex terms and other economic terms, none of which could materially and adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Financing), collectively, the "Commitment Letter"), pursuant to which, upon the terms and subject to the conditions set forth therein, certain of the Financing Sources have agreed to lend the amounts set forth therein, for the purpose of financing the Merger.

(b)   As of the date of this Agreement, the Commitment Letter is in full force and effect and constitutes the valid, binding and enforceable obligation of Parent and, to the knowledge of Parent, the other parties thereto, enforceable in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors' rights generally and to general principles of equity). There are no conditions precedent related to the funding of the full amount of the Financing, other than the conditions precedent set forth in Section 5 of and Exhibit D to the Commitment Letter (such conditions precedent, the "Financing Conditions").

(c)   As of the date of this Agreement, the Commitment Letter has not been amended or modified in any manner, and the respective commitments contained therein have not been, to the knowledge of Parent, terminated, reduced, withdrawn or rescinded in any respect and, to the knowledge of Parent, no such termination, reduction, withdrawal or rescission is contemplated other than in accordance with the terms thereof.

(d)   Assuming the accuracy of the representations and warranties of the Company set forth in this Agreement and performance by the Company of its obligations hereunder, as of the date of this Agreement, Parent has no reason to believe that (i) any of the Financing Conditions will not be satisfied on or prior to the Closing Date or (ii) the Financing will not be made available to Parent on the Closing Date.

(e)   As of the date of this Agreement, Parent is not in default or breach under the terms and conditions of the Commitment Letter and no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach or a failure to satisfy a condition by Parent or, to the knowledge of Parent, any other party thereto, under the terms and conditions of the Commitment Letter.

(f)   As of the date of this Agreement, there are no side letters, understandings or other agreements or arrangements relating to the Financing to which Parent or any of its Affiliates is a party that could affect the availability of the Financing on the Closing Date, other than those set forth in the Commitment Letter.

(g)   Parent or an Affiliate thereof on its behalf has fully paid any and all commitment or other fees and amounts required by the Commitment Letter to be paid prior to the date of this Agreement.

(h)   Assuming the accuracy of the representations and warranties of the Company set forth in this Agreement and performance by the Company of its obligations hereunder, Parent has, or will have at Closing, all funds necessary to consummate the Merger, including the making of all required payments in connection with the Merger, including payment of the Merger Consideration, the payment of any debt required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Merger as of the date hereof (including all Indebtedness of the Company and its Subsidiaries required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Merger, including premiums and fees incurred in connection therewith) and all other amounts to be paid pursuant to this Agreement and associated costs and expenses of the Merger on the Closing Date. In no event shall the receipt or availability of any funds or financing (including the Financing) by or to Parent or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Parent or Merger Sub hereunder, it being understood that nothing in this Section 4.10(h) is intended to limit any condition set forth in Section 6.1 or Section 6.3.

Section 4.11   Solvency. Immediately after giving effect to the transactions contemplated by this Agreement (including any financing in connection with the transactions contemplated hereby) and excluding the effect of any inaccuracy of the representations and warranties contained in Article III, (a) Parent and its Subsidiaries, taken as a whole, will not have incurred debts beyond their ability to pay such debts as they mature or become due, the then present fair saleable value of the assets of Parent and its Subsidiaries, taken as a whole, will exceed the amount that will be required to pay their probable Liabilities (including the probable amount of all contingent Liabilities) and debts as they become absolute and matured, (b) the assets of Parent and its Subsidiaries, taken as a whole, at a fair valuation, will exceed their probable Liabilities (including the probable amount of all contingent Liabilities) and debts and (c) Parent and its Subsidiaries, taken as a whole, will not have unreasonably small capital to carry on their businesses as presently conducted or as proposed to be conducted.

Section 4.12   Merger Sub. Parent is the sole stockholder of Merger Sub. Since its date of incorporation, Merger Sub has not carried on any business nor conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 4.13   Ownership of Company Common Stock. As of the date of this Agreement, neither Parent nor any of its Subsidiaries beneficially owns, directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Company Common Stock. Other than the Voting and Support Agreements, there are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

Section 4.14   No Vote of Parent Stockholders. No vote of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by Law, the certificate of incorporation or bylaws of Parent or the applicable rules of the Nasdaq in order for Parent to issue shares of Parent Common Stock pursuant to the terms of this Agreement or to consummate the Merger.

Section 4.15   No Other Representations. Except for the representations and warranties contained in this Article IV or in any certificates delivered by Parent or Merger Sub in connection with the Closing, the Company acknowledges that neither Parent, Merger Sub nor any person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent, Merger Sub or any of their respective Subsidiaries or with respect to any other information provided or made available to the Company in connection with the transactions contemplated by this Agreement, including information conveyed at management presentations, in virtual data rooms, or in due diligence sessions.

ARTICLE V.

COVENANTS AND AGREEMENTS

Section 5.1   Conduct of Business.

(a)   During the period from the date hereof until the Effective Time, except (i) as may be required by applicable Law, (ii) with the prior written consent of the other party (which shall not be unreasonably withheld, conditioned or delayed), (iii) as may be expressly required by this Agreement or (iv) as set forth in Section 5.1(a) of the Company Disclosure Schedule or Section 5.1(a) of the Parent Disclosure Schedule (as applicable), each of the Company and Parent shall and shall cause each of their respective Subsidiaries to, (x) conduct its business in all material respects in the ordinary course, (y) subject to compliance with the other restrictions in this Section 5.1, use reasonable best efforts to maintain and preserve intact, in all material respects, its business organization, assets, key employees, present lines of business, rights, franchises, permits and business relationships with customers (generally) and suppliers and (z) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the Company or Parent to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

(b)   During the period from the date hereof until the Effective Time, except (i) as may be required by applicable Law, (ii) with the prior written consent of Parent (which, in the case of clauses (G), (I), (L), (M)(1), (N), (O), (Q), (S), (T), (U), (V), (W) and, to the extent relating to the foregoing clauses, (X), shall not be unreasonably withheld, conditioned or delayed), (iii) as may be expressly required by this Agreement, or (iv) as set forth in Section 5.1 (b) of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to:

(A)   amend the Company Organizational Documents or the Company Subsidiary Organizational Documents, or otherwise take any action to exempt any person from any provision of the Company Organizational Documents or the Company Subsidiary Organizational Documents;

(B)   split, combine or reclassify any of its capital stock;

(C)   make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (1) dividends paid by any of the Subsidiaries of the Company to the Company or any of their wholly owned Subsidiaries, respectively, or (2) the acceptance of shares of Company Common Stock as payment for the exercise price of Company Options or for withholding Taxes incurred in connection with the exercise of Company Options or the vesting or settlement of Company Stock Awards outstanding as of the date hereof or granted after the date hereof in compliance with this Agreement, in each case in accordance with past practice and the terms of the applicable award agreements); provided, that the Company may make, declare and pay one quarterly cash dividend in the first quarterly period of the fiscal year ending August 29, 2015 in an amount per share consistent with the amount for the last quarterly period of the fiscal year ending August 30, 2014 and with a record date consistent with the record date for the first quarterly period of the fiscal year ending August 30, 2014; provided, further, that no quarterly dividend will be paid with respect to the quarter in which the Effective Time occurs unless the Effective Time is after the record date for such quarter;

(D)   grant any Company Stock Awards or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

(E)   issue, sell or otherwise permit to become outstanding any additional shares of its capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of its capital stock, except pursuant to the exercise of Company Options or the settlement of Company Stock Awards outstanding as of the date hereof or granted after the date hereof in compliance with this Agreement, in each case in accordance with their terms, or enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock or equity interests;

(F)   adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Merger and other than any mergers, consolidations, restructurings or reorganizations solely among the Company and its Subsidiaries or among the Company's Subsidiaries;

(G)   incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (1) any Indebtedness for borrowed money among the Company and its wholly owned Subsidiaries that are guarantors of the Revolving Credit Facilities or among wholly owned Subsidiaries of the Company that are guarantors of the Revolving Credit Facilities, (2) guarantees by the Company of Indebtedness for borrowed money of wholly owned Subsidiaries of the Company that are guarantors of the Revolving Credit Facilities or guarantees by wholly owned Subsidiaries of the Company of Indebtedness for borrowed money of the Company or any of its wholly owned Subsidiaries that are guarantors of the Revolving Credit Facilities, which Indebtedness is incurred in compliance with this clause (G), (3) Indebtedness for borrowed money of the Company's wholly owned Subsidiaries that are not guarantors of the Revolving Credit Facilities (i) owed to the Company or any of its wholly owned Subsidiaries that are guarantors under the Revolving Credit Facilities or (ii) in an amount not to exceed $10,000,000 and (4) Indebtedness for borrowed money incurred pursuant to agreements entered into by the Company or any Subsidiary of the Company in effect prior to the execution of this Agreement and set forth in Section 3.2(d) of the Company Disclosure Schedule; provided, that any such Indebtedness shall be drawn solely in the ordinary course of business consistent with past practice with respect to both timing and amount;

(H)   make any loans or advances in excess of $25,000 to any other person without prior consultation with Parent, except for loans among the Company and any of its wholly owned Subsidiaries;

(I)   except (1) as otherwise permitted by this Agreement, (2) for any repayment or prepayment by the Company or any of its Subsidiaries (x) of indebtedness pursuant to either Revolving Credit Facility or (y) required under the terms of the 2015 Notes, or (3) for transactions between the Company and its Subsidiaries or among the Company's Subsidiaries, prepay, redeem, repurchase, defease, cancel or otherwise terminate any indebtedness or guarantees thereof of the Company or any Subsidiary;

(J)   (1) other than in accordance with contracts or agreements in effect on the date hereof, sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets having a value in excess of $10,000,000 individually or $25,000,000 in the aggregate to any person other than to the Company or a wholly owned Subsidiary of the Company (other than (x) sales of inventory or (y) commodity, purchase, sale or hedging agreements which can be terminated upon 90 days or less notice without penalty, in each case in the ordinary course of business consistent with past practice), or (2) other than in accordance with contracts or agreements in effect on the date hereof, cancel, release or assign any material indebtedness of any such person owed to it or any claims held by it against any such person other than in the ordinary course of business consistent with past practice;

(K) (1) acquire (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) any other person or business of any other person, in each case (x) other than a wholly owned Subsidiary of the Company and (y) in excess of $5,000,000 individually or $10,000,000 in the aggregate or (2) make any investment in any person other than a wholly owned Subsidiary of the Company either by purchase of stock or securities, contributions to capital, property transfers or purchase of property or assets of any person other than a wholly owned Subsidiary of the Company, if such investment (x) is in excess of $5,000,000 individually or $10,000,000 in the aggregate or (y) would result in the financial position, results of operations and cash flows of such person being consolidated in the financial statements of the Company;

(L) make any capital expenditures other than (1) capital expenditures contemplated in its capital expenditure budget for the fiscal year ending August 30, 2014, as disclosed to Parent prior to the date hereof, taking into account reasonably anticipated expenditures for the balance of the year as well as expenditures already committed to or made or (2) any other capital expenditures not in excess of $400,000,000 in any fiscal year following the fiscal year ending August 30, 2014;

(M) (1) except in the ordinary course of business, terminate, materially amend, or waive any material right under, any Company Material Contract or enter into any contract that would constitute a Company Material Contract if it were in effect on the date of this Agreement, or (2) without prior consultation with Parent, enter into any contract expected to result in payment by the Company and its Subsidiaries in excess of $1,000,000 that (x) will not expire by its terms in 12 months or fewer and (y) cannot be terminated by the Company or any of its Subsidiaries without material penalty upon no more than twelve months' notice, in each case of clauses (1) or (2) other than any such action relating to any Contract that would not require the consent of, or consultation with, Parent under clause (G), (J), (K), (L), (N), (O) or (Q);

(N) except as required by applicable Law or the terms of any Company Benefit Plan set forth on Section 3.9(a) of the Company Disclosure Schedule as in effect on the date of this Agreement, shall not, and shall not permit any of its Subsidiaries to, (1) establish, adopt, amend or terminate any Collective Bargaining Agreement or Company Benefit Plan or commence an enrollment period under any Company Benefit Plan that provides health and welfare benefits without first consulting with Parent, (2) increase in any manner the compensation (including severance, change-in-control and retention compensation) or benefits of any current or former directors, officers, employees, consultants, independent contractors or other service providers of the Company or its Subsidiaries who are individuals, (3) pay or award, or commit to pay or award, any bonuses or incentive compensation, (4) accelerate any rights or benefits, or, other than in the ordinary course of business consistent with past practice, make any determinations or interpretations with respect to any Company Benefit Plan, or (5) fund any rabbi trust or similar arrangement;

(O)   (1) with respect to any employee at the level of Senior Vice President, Executive Vice President or above, hire or terminate the employment of (other than for cause) any such employee or (2) with respect to any employee at the level of Vice President, hire or terminate the employment of (other than for cause) any such employee without first consulting with Parent;

(P)   implement or adopt any change in its accounting principles or its methods, other than as may be required by GAAP or applicable Law;

(Q)   except as otherwise provided in Section 5.14, commence, settle or compromise any litigation, claim, suit, action or proceeding, except for

(1)   settlements or compromises that (x) involve monetary remedies with a value not in excess of, with respect to any individual litigation, claim, suit, action or proceeding, $4,000,000 (net of any insurance proceeds and indemnity, contribution and similar payments actually received by the Company or any of its Subsidiaries in respect thereof) or, in the aggregate with respect to all litigation, claims, suits, actions and proceedings (but excluding the amount of any monetary remedies with respect to settlements of the type referred to in clause (2)), $15,000,000 (net of any insurance proceeds and indemnity, contribution and similar payments actually received by the Company or any of its Subsidiaries in respect thereof), (y) do not impose any material restriction on its business or the business of its Subsidiaries and (z) do not involve the admission of wrongdoing by the Company or any of its Subsidiaries; provided, that the Company shall not enter into any such settlement or compromise that, individually, involves monetary remedies with a value in excess of $1,000,000, without prior consultation with Parent;

(2)   settlements of any (x) worker's compensation or personal injury claims, (y) U.S. Equal Employment Opportunity Commission charges or ordinary course U.S. Department of Labor matters or (z) citations issued with respect to the operations of individual retail stores, in each case in the ordinary course of business; and

(3)   the commencement of any litigation, claim, suit action or proceeding in the ordinary course of business;

(R)   make, change or revoke any material Tax election, change any material tax accounting method, file any material amended Tax Return, enter into any closing agreement within the meaning of Section 7121 of the Code (or any comparable provision of state, local or foreign Law), request any material Tax ruling, settle or compromise any material Tax proceeding, or surrender any claim for a material refund of Taxes;

(S)   (1) enter into any new line of business, (2) add services to be provided by third party vendors at any retail store location or (3) without prior consultation with Parent, change the types or categories of merchandise sold or offered for sale by the Company or any of its Subsidiaries;

(T)   other than in the ordinary course of business consistent with past practice, materially reduce the amount of insurance coverage or fail to renew any material existing insurance policies;

(U)   conduct its cash management practices (including the collection of receivables and payment of payables), other than in the ordinary course of business consistent with past practice;

(V)   amend in a manner that adversely impacts in any material respect the ability to conduct its business, terminate or allow to lapse any material Company Permits;

(W)   (1) cancel or permit to lapse any material Intellectual Property of the Company other than in the ordinary course of business or (2) disclose to any third party, other than representatives of Parent or under a confidentiality agreement, any Trade Secret included in the Intellectual Property of the Company in a way that results in loss of material Trade Secret protection; or

(X)   agree to take, or make any commitment to take, any of the foregoing actions that are prohibited pursuant to this Section 5.1(b).

(c)   During the period from the date hereof until the Effective Time, except (i) as may be required by applicable Law, (ii) with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), (iii) as may be expressly required by this Agreement, or (iv) as set forth in Section 5.1(c) of the Parent Disclosure Schedule, Parent and Merger Sub shall not:

(A)   make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (1) dividends paid by any of the Subsidiaries of Parent to Parent or any of their wholly owned Subsidiaries, respectively, or (2) the acceptance of shares of Parent Common Stock as payment for the exercise price of options to purchase shares of Parent Common Stock granted pursuant to the Parent Stock Plans or for withholding Taxes incurred in connection with the exercise of options to purchase shares of Parent Common Stock granted pursuant to the Parent Stock Plans, in each case in accordance with past practice and the terms of the applicable award agreements);

(B)   adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Merger and other than any mergers, consolidations, restructurings or reorganizations solely among Parent and its Subsidiaries or among Parent's Subsidiaries;

(C)   amend the certificate of incorporation or bylaws of Parent or Merger Sub, or otherwise take any action to exempt any person from any provision of the certificate of incorporation or bylaws of Parent or Merger Sub, in any manner that would be adverse in any material respect to holders of Company Common Stock; or

(D)   agree to take, or make any commitment to take, any of the foregoing actions that are prohibited pursuant to this Section 5.1(c).

Section 5.2   Access.

(a)   For purposes of furthering the transactions contemplated hereby, the Company shall afford Parent and its employees, accountants, consultants, legal counsel, financial advisors, financing sources and agents and other representatives reasonable access during normal business hours upon reasonable advance notice to the Company, throughout the period prior to the Effective Time, to its and its Subsidiaries' personnel, properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and, during such period, the Company shall, and shall cause its Subsidiaries to, without limitation to the preceding obligations, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws (other than reports or documents that such party is not permitted to disclose under applicable Law), (ii) a copy of all correspondence between such party or any of its Subsidiaries and any party to a Contract with regard to any action, consent, approval or waiver that is required to be taken or obtained with respect to such Contract in connection with the consummation of the Merger or the other transactions contemplated by this Agreement and (iii) all other information concerning its business, properties and personnel as Parent may reasonably request; provided, however, until the condition in Section 6.1(e) is satisfied, the Clean Team Confidentiality Agreement between the Company and Parent, dated as of June 26, 2014 (the "Clean Team Confidentiality Agreement") shall govern access to "Highly Confidential Information" as defined therein. Notwithstanding anything to the contrary contained in this Section 5.2(a), any document, correspondence or information provided pursuant to this Section 5.2(a) may be redacted to remove references concerning the valuation of the Company and the Merger or other similarly confidential information. All access pursuant to this Section 5.2(a) shall be (A) conducted in such a manner as not to interfere unreasonably with the normal operations of the Company or any of its Subsidiaries and (B) coordinated through the General Counsel of the Company or a designee thereof.

(b)   To the extent reasonably necessary for the Company to confirm the accuracy of the representations of Parent and Merger Sub set forth in Article IV and the satisfaction of the conditions precedent set forth in Section 6.2(a) or Section 6.2(b), each of Parent and Merger Sub shall provide the Company with reasonably accessible information upon reasonable advance notice by the Company, throughout the period prior to the Effective Time;

provided, however, that until the condition in Section 6.1(e) is satisfied, the Clean Team Confidentiality Agreement shall govern access to "Highly Confidential Information" as defined therein. Notwithstanding anything to the contrary contained in this Section 5.2(b), any document, correspondence or information provided pursuant to this Section 5.2(b) may be redacted to remove references concerning the valuation of the Company and the Merger or other similarly confidential information. All access pursuant to this Section 5.2(b) shall be (A) conducted in such a manner as not to interfere unreasonably with the normal operations of Parent or any of its Subsidiaries and (B) coordinated through the General Counsel of Parent or a designee thereof.

(c)   Notwithstanding anything to the contrary contained in this Section 5.2, no party to this Agreement nor any of its Subsidiaries shall be required to provide any access, or make available any document, correspondence or information, if doing so would, in such party's and its outside legal counsel reasonable judgment, (i) jeopardize the attorney-client privilege of such party or any of its Subsidiaries or (ii) conflict with any (A) Law applicable to such party or any of its Subsidiaries or the assets, or operation of the business, of such party or any of its Subsidiaries or (B) Contract to which such party or any of its Subsidiaries is a party or by which any of the their assets or properties are bound; provided, however, that in such instances such party shall inform the other party of the general nature of the information being withheld and, upon the other party's request, reasonably cooperate with the other party to provide such information, in whole or in part, in a manner that would not result in any of the outcomes described in the foregoing clauses (i) and (ii). Notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of the other party to this Agreement (which shall not be unreasonably withheld, conditioned or delayed), no party to this Agreement shall have any right to perform invasive or subsurface investigations of the properties or facilities of the other party or any of its Subsidiaries.

(d)   No investigation by Parent or its representatives shall affect or be deemed to modify or waive the representations and warranties of the Company set forth in this Agreement, and no investigation by the Company or its representatives shall affect or be deemed to modify or waive the representations and warranties of Parent or Merger Sub set forth in this Agreement.

(e)   The parties hereto hereby agree that all information provided to them or their respective officers, directors, employees or representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be governed in accordance with the confidentiality agreement, dated as of April 7, 2014, between the Company and Parent (the "Confidentiality Agreement"), which shall continue in full force and effect in accordance with its terms.

Section 5.3   No Solicitation.

(a)   Except as expressly permitted by this Section 5.3, the Company shall, and shall cause each of its controlled Affiliates and its and their respective officers, directors, employees and agents, and shall use reasonable best efforts to cause each of its financial advisors, investment bankers, attorneys, accountants and other representatives (collectively with its controlled Affiliates and its and their respective officers, directors, employees and agents,

"Representatives") to: (A) immediately cease and cause to be terminated any discussions or negotiations with any persons (other than Parent) that may be ongoing with respect to a Company Takeover Proposal and (B) not, directly or indirectly, (1) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (2) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information in connection with or for the purpose of encouraging or facilitating, a Company Takeover Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring person to this Section 5.3 and to limit its conversation or other communication exclusively to such referral), or (3) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to a Company Takeover Proposal.

(b) The Company shall, and shall cause its controlled Affiliates to, promptly request (to the extent it has not already done so prior to the date of this Agreement) any person that has executed a confidentiality or non-disclosure agreement in connection with any actual or potential Company Takeover Proposal that remains in effect as of the date of this Agreement to return or destroy all confidential information of the Company or its controlled Affiliates in the possession of such person or its Representatives. The Company shall not, and shall cause its controlled Affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, (1) any standstill provision in any agreement to which the Company or any of its controlled Affiliates is a party or (2) any confidentiality provision in any agreement to which the Company or any of its controlled Affiliates is a party other than, with respect to this clause (2), any waiver, amendment, modification or permission under a confidentiality provision that does not, and would not be reasonably likely to, facilitate, knowingly encourage or relate in any way to a Company Takeover Proposal or a potential Company Takeover Proposal; provided, that if the Company Board of Directors determines in good faith, after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the directors' fiduciary duties under applicable Law, the Company may waive any such standstill provision solely to the extent necessary to permit a third party to make, on a confidential basis to the Company Board of Directors, a Company Takeover Proposal, conditioned upon such third party agreeing that the Company shall not be prohibited from providing any information to Parent (including regarding any such Company Takeover Proposal) in accordance with, and otherwise complying with, this Section 5.3. Except to the extent otherwise permitted by the proviso in the foregoing sentence, the Company shall, and shall cause its controlled Affiliates to, enforce the confidentiality and standstill provisions of any such agreement, and the Company shall, and shall cause its controlled Affiliates to, immediately take all steps within their power necessary to terminate any waiver that may have been heretofore granted, to any person other than Parent or any of Parent's Affiliates, under any such provisions. The Company shall not (i) except as provided in Section 3.24, terminate (or permit the termination of), waive or amend the Rights Agreement, (ii) redeem any Rights under the Rights Agreement or (iii) take any action with respect to, or make any determination under, the Rights Agreement that would interfere with Parent consummating the transactions contemplated by this Agreement, in each case without the prior written consent of Parent.

(c)   Notwithstanding anything to the contrary contained in Section 5.3(a), if at any time after the date of this Agreement and prior to obtaining the Company Stockholder Approval, the Company or any of its Representatives, receives a bona fide, unsolicited written Company Takeover Proposal from any person that did not result from the Company's, its controlled Affiliates' or their respective Representatives' knowing or intentional breach of Section 5.3, and if the Company Board of Directors determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Company Takeover Proposal constitutes or is reasonably expected to lead to a Company Superior Proposal and that the failure to take such action would be inconsistent with the directors' fiduciary duties under applicable Law, then the Company and its Representatives may, (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the person who has made such Company Takeover Proposal and its Representatives; provided, that the Company shall concurrently with the delivery to such person provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided or made available to such person or its Representatives unless such non-public information has been previously provided to Parent and (B) engage in or otherwise participate in discussions or negotiations with the person making such Company Takeover Proposal and its Representatives regarding such Company Takeover Proposal. The Company shall promptly (and in any event within twenty-four hours) notify Parent and Merger Sub if the Company furnishes non-public information and/or enters into discussions or negotiations as provided in this Section 5.3(c).

(d)   The Company shall promptly (and in no event later than twenty-four hours after receipt) notify Parent in writing in the event that the Company or any of its Representatives receives a Company Takeover Proposal or a request for information relating to the Company or its Subsidiaries that is reasonably likely to lead to or that contemplates a Company Takeover Proposal, including the identity of the person making the Company Takeover Proposal and the material terms and conditions thereof (including an unredacted copy of such Company Takeover Proposal or, where such Company Takeover Proposal is not in writing, a description of the terms thereof). The Company shall keep Parent reasonably informed, on a current basis, as to the status of (including any material developments, discussions or negotiations) such Company Takeover Proposal (including by promptly (and in no event later than twenty-four hours after receipt) providing to Parent copies of any written correspondence, proposals, indications of interest, and/or draft agreements relating to such Company Takeover Proposal). The Company agrees that it and its Affiliates will not enter into any agreement with any person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 5.3.

(e)   Except as expressly permitted by this Section 5.3(e), the Company Board of Directors shall not (i) (A) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in each case in a manner adverse to Parent, the Company Recommendation or (B) adopt, approve or recommend to stockholders of the Company, or publicly propose to adopt, approve or recommend to stockholders of the Company, a Company Takeover Proposal (any action described in this clause (i) being referred to as a "Company Adverse Recommendation Change"), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement (including an acquisition agreement, merger agreement, joint venture agreement or other agreement), commitment or agreement in principle with respect to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.3(b)) (a "Company Acquisition Agreement"). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Stockholder Approval is obtained, but not after, the Company Board of Directors may make a Company Adverse Recommendation Change under clause (A) of such definition if and only if, both (1) solely in response to an Intervening Event (and not in response to a Company Takeover Proposal) and (2) prior to taking such action, the Company Board of Directors has determined in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would be inconsistent with the Company Board of Directors' fiduciary duties under applicable Law; provided, however, that prior to making such Company Adverse Recommendation Change, (x) the Company has given Parent at least five Business Days' prior written notice of its intention to take such action, and specifying, in reasonable detail, the reasons therefor, (y) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would permit the Company Board of Directors not to make a Company Adverse Recommendation Change pursuant to this Section 5.3(e) and (z) upon the end of such notice period, the Company Board of Directors shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its financial advisor and outside legal counsel, that the Company Board of Directors' fiduciary duties under applicable Law continue to require a Company Adverse Recommendation Change under clause (A) of such definition.

(f)   Notwithstanding the foregoing, prior to the time the Company Stockholder Approval is obtained, but not after, if the Company Board of Directors has determined in good faith, after consultation with its financial advisor and outside legal counsel, that (i) a bona fide, unsolicited Company Takeover Proposal that did not result from a knowing or intentional breach of Section 5.3 constitutes a Company Superior Proposal and (ii) the failure to approve or recommend such Company Superior Proposal, or enter into a definitive agreement relating to such Company Superior Proposal, would be inconsistent with the Company Board of Directors' fiduciary duties under applicable Law, the Company Board of Directors may, subject to compliance with this Section 5.3(f), cause the Company to terminate this Agreement in order to enter into a definitive agreement relating to such Company Superior Proposal upon (and subject to) paying the Company Termination Fee in accordance with Section 7.3; provided, however, that prior to so terminating this Agreement, (A) the Company has given Parent at least five Business Days' prior written notice of its intention to take such action, and specifying the reasons therefor, including the terms and conditions of, and the identity of the person making, any such Company Superior Proposal and has contemporaneously provided to Parent a copy of the Company Superior Proposal, a copy of any proposed Company Acquisition Agreements and a copy of any financing commitments relating thereto (or, in each case, if not provided in writing to the Company, a written summary of the terms thereof), (B) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Company Superior Proposal to no longer constitute a

Company Superior Proposal, (C) upon the end of such notice period, the Company Board of Directors shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its financial advisor and outside legal counsel, that the Company Superior Proposal would nevertheless continue to constitute a Company Superior Proposal if the revisions proposed by Parent were to be given effect and that the failure to approve or recommend such Company Superior Proposal, or enter into a definitive agreement relating to such Company Superior Proposal, would be inconsistent with the directors' fiduciary duties under applicable Law, and (D) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence (except that the five Business Day notice period referred to in clause (A) above of this proviso shall instead be equal to the longer of (1) two Business Days and (2) the period remaining under the notice period under clause (A) of this proviso immediately prior to the delivery of such additional notice under this clause (D)) during which time the Company shall be required to comply with the requirements of this Section 5.3(f) anew with respect to such additional notice, including clauses (A) through (D) above of this proviso; and provided, further, that the Company has complied in all material respects with its obligations under this Section 5.3. Notwithstanding anything to the contrary contained herein, neither the Company nor any Company Subsidiary shall enter into any Company Acquisition Agreement unless this Agreement has been terminated in accordance with its terms.

(g)   Nothing contained in this Section 5.3 shall prohibit the Company or the Company Board of Directors from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or (ii) from making any "stop, look and listen" communication to the stockholders of the Company pursuant to Rule 14d‑9(f) under the Exchange Act; provided, that in no event shall the Company or the Company Board of Directors take, or agree or resolve to take, any action prohibited by this Section 5.3.

Section 5.4   Filings; Other Actions.

(a)   As promptly as reasonably practicable following the date of this Agreement, Parent and the Company shall prepare and file with the SEC the Form S-4, which will include the Proxy Statement/Prospectus. Each of Parent and the Company shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger and the other transactions contemplated hereby. The Company will cause the Proxy Statement/Prospectus to be mailed to the Company's stockholders as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act, but in no event earlier than the record date set by the Company. Parent shall also take any action required to be taken under any applicable state or provincial securities laws in connection with the issuance and reservation of shares of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock, or holders of a beneficial interest therein, as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 or the Proxy Statement/Prospectus, or response to SEC comments with respect thereto, will be made by Parent or the Company, as applicable, without the other's prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other party a reasonable opportunity to review and comment thereon; provided, however, that the Company, in connection with a Company Adverse Recommendation Change, may amend or supplement the Form S-4 and the Proxy Statement/Prospectus to effect such change (it being understood that any such amendment or supplement shall solely contain (i) such Company Adverse Recommendation Change and (ii) a statement of the reasons of the Company Board of Directors for making such Company Adverse Recommendation Change and, in such event, the right of consent set forth in this Section 5.4(a) shall apply only with respect to such information relating to Parent or its business, financial condition or results of operations). Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment thereto has been filed, the issuance of any stop order, the suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement/Prospectus, so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of the Company.

(b)   Subject to Section 5.3(f), the Company shall take all action necessary in accordance with applicable Laws and the Company Organizational Documents to set a record date for, duly give notice of, convene and, as soon as reasonably practicable after the S-4 is declared effective, hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval (the "Company Stockholders' Meeting"). Except as expressly permitted by Section 5.3, the Company Board of Directors shall not make any Company Adverse Recommendation Change and shall include its recommendation that the Company's stockholders vote in favor of the Merger in the Proxy Statement/Prospectus and shall solicit, and use its reasonable best efforts to obtain, the Company Stockholder Approval at the Company Stockholders' Meeting. For the avoidance of doubt, the Company shall not be required to hold the Company Stockholders' Meeting if this Agreement is validly terminated in accordance with Section 7.1.

(c)   The Company shall cooperate with and keep Parent informed on a current basis regarding its solicitation efforts and voting results following the dissemination of the Proxy Statement/Prospectus to its stockholders. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Stockholders' Meeting (i) to the extent required by applicable Law, (ii) if as of the time for which the Company

Stockholders' Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders' Meeting or (iii) with the prior written consent of Parent (which shall not be unreasonably withheld, delayed or conditioned). In addition, if at any time following the dissemination of the Proxy Statement/Prospectus, either the Company or Parent reasonably determines in good faith that the Company Stockholder Approval is unlikely to be obtained at the Company Stockholders' Meeting, then on a single occasion and prior to the vote contemplated having been taken, each of the Company and Parent shall have the right to require a single adjournment or postponement of the Company Stockholders' Meeting; provided, that no such adjournments or postponements shall delay the Company Stockholders' Meeting by more than 45 days from the originally scheduled date. During any such period of adjournment or postponement, the Company shall continue in all respects to comply with its obligations under Section 5.3 and this Section 5.4.

Section 5.5   Employee Matters.

(a)   Subject to the exception set forth on Section 5.5(a) of the Company Disclosure Schedule, effective as of the Effective Time and until at least December 31, 2015, Parent shall provide, or shall cause the Surviving Company to provide, to employees of the Company or its Subsidiaries who continue to be employed by Parent or the Surviving Company or any of their respective Subsidiaries following the Effective Time (the "Company Employees") for so long as the applicable Company Employee remains employed by Parent or the Surviving Company, compensation opportunities and employee benefits that are substantially comparable in the aggregate to the compensation opportunities and employee benefits paid or provided to similarly situated employees of Parent and its Subsidiaries (other than the Company and its Subsidiaries); provided, that for purposes of the foregoing sentence the compensation opportunities and employee benefits generally provided to employees of the Company as of immediately prior to the Effective Time shall be deemed to be substantially comparable, on an aggregate basis, to those provided to similarly situated employees of Parent and its Subsidiaries for purposes of this sentence, it being understood that the Company Employees may commence participation in Parent's compensation and benefit plans on different dates following the Effective Time with respect to different benefit plans.

(b)   Following the Closing Date, Parent shall, or shall cause the Surviving Company to, cause any employee benefit plans sponsored or maintained by Parent or the Surviving Company or their Subsidiaries in which the Company Employees are eligible to participate following the Closing Date (collectively, the "Post-Closing Plans") to recognize the service of each Company Employee with the Company prior to the Closing Date for purposes of eligibility vesting and benefit accrual under such Post-Closing Plans; provided, that such recognition of service shall not (i) apply for purposes of any defined benefit retirement plan or plan that provides retiree welfare benefits, (ii) operate to duplicate any benefits of a Company Employee with respect to the same period of service or (iii) apply for purposes of any plan, program or arrangement (x) under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or (y) that is grandfathered or frozen, either with respect to level of benefits or participation. With respect to any Post-Closing Plan that provides medical, dental or vision insurance benefits, for the plan year in which such Company Employee is first eligible to participate, Parent shall use reasonable best efforts to (A) cause any preexisting condition limitations or eligibility waiting periods under such plan to be waived with respect to such Company Employee to the extent such limitation would have been waived or satisfied under the Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time and (B) credit each Company Employee for an amount equal to any medical, dental or vision expenses incurred by such Company Employee in the Post-Closing Plan year that includes the Closing Date (or, if later, the year in which such Covered Employee is first eligible to participate in such Post-Closing Plan) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Post-Closing Plan, subject to the applicable information being provided to Parent in a form that Parent reasonably determines is administratively feasible to take into account under its plans. Such credited expenses shall also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan. Unused vacation days accrued by Company Employees under the plans and policies of the Company and its Subsidiaries shall carry over to Parent or the Surviving Corporation to the maximum extent permitted by applicable Law, and each Company Employee shall be paid by the Company in cash for any accrued and unused vacation days that Parent and the Company mutually determine are not permitted by applicable Law to be carried over.

(c)   From and after the Effective Time, Parent shall, or shall cause the Surviving Company to, honor all accrued and vested benefits under the Company Benefit Plans in accordance with their terms as in effect immediately before the Effective Time and applicable Law as such agreements and arrangements may be modified or terminated in accordance with their terms from time to time.

(d)   Nothing in this Agreement shall confer upon any Company Employee or other service provider any right to continue in the employ or service of Parent, the Surviving Company or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Company or any of their Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee at any time for any reason whatsoever, with or without cause. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any "employee benefit plan" as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, Surviving Company, the Company or any of their Subsidiaries (including, after the Closing Date, Company and its Subsidiaries) or Affiliates; or (ii) alter or limit the ability of Parent, the Surviving Company or any of their Subsidiaries (including, after the Closing Date, Company and its Subsidiaries) or Affiliates to amend, modify or terminate any Company Benefit Plan or any other compensation or benefit or employment plan, program, agreement or arrangement after the Closing Date. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 5.5 shall create any third party beneficiary rights in any Company Employee or current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

Section 5.6   Regulatory Approvals; Efforts.

(a)   Prior to the Closing, Parent, Merger Sub and the Company shall use their respective reasonable best efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, all reasonable things necessary, proper or advisable under any applicable

Laws to consummate and make effective the Merger including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger, (ii) the satisfaction of the conditions to consummating the Merger, (iii) taking all reasonable actions necessary to obtain (and cooperating with each other in obtaining) any consent, authorization, Order or approval of, or any exemption by, any third party, including any Governmental Entity (which actions shall include furnishing all information and documentary material required under the HSR Act) required to be obtained or made by Parent, Merger Sub, the Company or any of their respective Subsidiaries in connection with the Merger or the taking of any action contemplated by this Agreement, (iv) defending and seeking to prevent the initiation of all actions, suits and other proceedings by or before any Governmental Entity challenging this Agreement or the consummation of the transactions contemplated hereby, and causing to be lifted or rescinded any Order or other action by any Governmental Authority adversely affecting the ability of the parties to consummate the Merger and (v) the execution and delivery of any reasonable additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement. Additionally, each of Parent, Merger Sub and the Company shall use reasonable best efforts to fulfill all conditions precedent to the Merger and shall not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any such Governmental Entity necessary to be obtained prior to Closing.

(b)   Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Merger and work cooperatively in connection with obtaining all required consents, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 5.6. In that regard, prior to the Closing, each party shall promptly consult with the other parties to this Agreement with respect to and provide any necessary information and assistance as the other parties may reasonably request with respect to (and, in the case of correspondence, provide the other parties (or their counsel) copies of) all notices, submissions, or filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Merger. Each party to this Agreement shall promptly inform the other parties to this Agreement, and if in writing, furnish the other parties with copies of (or, in the case of oral communications, advise the other parties orally of) any communication from or to any Governmental Entity regarding the Merger, and permit the other parties to review and discuss in advance, and consider in good faith the views of the other parties in connection with, any proposed communication with any such Governmental Entity. Without limiting the foregoing or any of the other provisions of this Section 5.6, the parties agree that, it is Parent's sole right to devise the strategy for filings, notifications, submissions and communications with or to any antitrust regulatory authority. If any party to this Agreement or any Representative of such parties receives a request for additional information or documentary material from any Governmental Entity with respect to the Merger, then such party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other parties to this Agreement, an appropriate response in substantial compliance with such request. No party shall participate in any meeting or teleconference with any Governmental Entity where material issues or any matters relating to timing would likely be discussed in connection with this Agreement and the Merger unless it consults with the other parties in advance and, to the extent not prohibited by such Governmental

Entity, gives the other parties the opportunity to attend and participate thereat. Without limiting the foregoing obligations (other than the fourth sentence of this Section 5.6(b)), each party shall, on a current basis, furnish the other parties with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity with respect to this Agreement and the Merger, and furnish the other parties with such necessary information and reasonable assistance as the other parties may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity; provided, however, that Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.6(b) as "Antitrust Counsel Only Material." Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. Notwithstanding anything to the contrary contained in this Section 5.6, materials provided pursuant to this Section 5.6 may be redacted (i) to remove references concerning the valuation of the Company and the Merger or other similarly confidential information, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable privilege concerns.

(c) The Company and Parent shall use reasonable best efforts to file, as promptly as practicable, but in any event no later than ten Business Days after the date of this Agreement, all notifications required under the HSR Act. In the event that the parties receive a request for information or documentary material pursuant to the HSR Act (a "Second Request"), the parties will, unless Section 6.1(e) has been satisfied earlier, use their respective reasonable best efforts to certify compliance with such Second Request as promptly as practicable (and in any event within three months after receipt thereof) and to produce documents on a rolling basis, and counsel for both parties will closely cooperate during the entirety of any such Second Request review process.

(d) Without limiting Section 5.6(a) and notwithstanding anything to the contrary set forth in this Agreement, Parent shall, solely to the extent necessary or advisable to permit the satisfaction of Section 6.1(b) and Section 6.1(e) so as to permit the Closing to occur by the End Date, propose, negotiate, effect and agree to the sale, divestiture, license, holding separate, and other disposition of and restriction on retail stores of Parent and its Subsidiaries (including the Surviving Company and its Subsidiaries) and take such action or actions that would in the aggregate have a similar effect; provided, that (A) any such sales, divestitures, licenses, holdings, dispositions, restrictions or similar effects become effective only from and after the Effective Time and (B) under no circumstances shall Parent, pursuant to its undertakings herein relating to the satisfaction of Section 6.1(b) or Section 6.1(e), be required to propose, negotiate, effect and agree to the sale, divestiture, license, holding separate, or other disposition of or restriction on an aggregate of more than 500 retail stores of Parent and its Subsidiaries (including the Surviving Company and its Subsidiaries) or take such action or actions that would in the aggregate have a similar effect.

Section 5.7 Takeover Statutes. The Company and its Subsidiaries shall not take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any takeover statute. If any "moratorium," "control share acquisition," "fair price," "supermajority," "affiliate transactions" or "business combination statute or regulation" or other similar state anti-takeover Laws and regulations may become, or may purport to be, applicable to the Merger or any other transactions contemplated hereby, each of the Company and Parent shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.8   Public Announcements. The Company and Parent agree that the initial press release to be issued with respect to the execution and delivery of this Agreement shall be in a form agreed to by the parties and that the parties shall consult with each other before issuing any press release or making any public announcement with respect to this Agreement and the transactions contemplated hereby and shall not issue any such press release or make any such public announcement without the prior consent of the other party (which shall not be unreasonably withheld, delayed or conditioned); provided, however, that a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement to the extent required by applicable Law or the applicable rules of any stock exchange; provided, further, that in the event of a Company Adverse Recommendation Change made in compliance with Section 5.3, the Company may make a public statement containing (i) such Company Adverse Recommendation Change and (ii) a statement of the reasons of the Company Board of Directors for making such Company Adverse Recommendation Change and, in such event, the right of consent set forth in this Section 5.8 shall apply only with respect to such information relating to Parent or its business, financial condition or results of operations.

Section 5.9   Indemnification and Insurance.

(a)   From and after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries (in each case, when acting in such capacity) (collectively, together with their respective heirs, executors and administrators, the "Company Directors and Officers ") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, damages, amounts paid in settlement or other Liabilities incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an "Indemnified Action"), arising out of the fact that such person is or was a director or officer of the Company or any of its Subsidiaries (or, at the request or for the benefit of the Company or any of its Subsidiaries, of any other person) at any time at or before the Effective Time, whether pertaining to matters existing or occurring or actions or omissions taken (or alleged to have existed, occurred or been taken) at or after the Effective Time, including the transactions contemplated by this Agreement, in each case to the fullest extent permitted by applicable Law, and the Surviving Company shall, and Parent shall cause the Surviving Company to, also advance expenses to the Company Directors and Officers in connection with any and all such Indemnified Actions as incurred to the fullest extent permitted by applicable Law; provided, that each of the Company Directors and Officers to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final and nonappealable judicial determination that such Company Director or Officer is not entitled to indemnification under this Section 5.9(a) or otherwise.

(b)   Parent shall cause the Surviving Company to agree, and the Company agrees, that all rights to indemnification, exculpation and advancement of expenses now existing in favor of any Company Director or Officer or any current or former employee of the Company or any of its Subsidiaries (together with their heirs, executors and administrators, and the Company Directors and Officers, the "Company Indemnified Parties") as provided in the Company Organizational Documents (or the Company Subsidiary Organizational Documents) or any indemnification agreements in existence as of the date hereof (i) with any Company Director or Officer or (ii) set forth on Section 5.9(b) of the Company Disclosure Schedule, shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of six years after the Effective Time, Parent shall cause the Surviving Company to agree, and the Company agrees, to maintain in effect the indemnification, exculpation and advancement of expenses provisions of the Company Organizational Documents (and the Company Subsidiary Organizational Documents) now in effect and any such indemnification agreements of the Company or its Subsidiaries with the Company Indemnified Parties and not to amend, repeal or otherwise modify such provisions in any manner that would adversely affect the rights thereunder of such Company Indemnified Parties, and all such rights in respect of any action, suit, proceeding or investigation pending or asserted or claim made or threatened within such period shall continue until the final disposition or resolution thereof.

(c)   For a period of six years after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided, that the Surviving Company may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims arising from facts or events, or actions or omissions, which occurred or are alleged to have occurred at or before the Effective Time; provided, however, that the Surviving Company shall not be obligated to make annual premium payments in respect of any one policy year for such insurance to the extent such premiums exceed 250 % of the annual premiums paid as of the date hereof by the Company for such insurance (the "Premium Cap"), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Company shall, and Parent shall cause the Surviving Company to, cause to be maintained policies of insurance which, in the Surviving Company's good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Parent, or the Company after prior consultation with Parent, may obtain at or prior to the Effective Time a six‑year prepaid "tail" policy under the Company's existing directors' and officers' insurance policy providing coverage no greater than the current policies of directors' and officers' liability insurance maintained by the Company; provided, that the Company shall not purchase such prepaid "tail" policy for a total cost in excess of 300% of the then current annual premium paid by the Company for such insurance (the "Tail Cap") without the prior written consent of Parent; provided, further, that if the total cost for such prepaid "tail" policy exceeds the Tail Cap, then Parent or the Company, after prior consultation with Parent, may obtain a prepaid "tail" policy with the maximum coverage available for a total cost not to exceed the Tail Cap.

(d)   The rights of each Company Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Company Indemnified Party may have under the Company Organizational Documents (or Company Subsidiary Organizational Documents), any other Contract, any Law or otherwise. The provisions of this Section 5.9 shall survive the Effective Time and, notwithstanding anything to the contrary in this Agreement, are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her representatives.

(e)   In the event that Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Company, as the case may be, shall assume all of the obligations set forth in this Section 5.9. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors' and officers' insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, and this Section 5.9 is not prior to, or in substitution for, any such claims under any such policies.

Section 5.10   Control of Operations. Without in any way limiting any party's rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other party's operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.11   Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of shares of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.12   Financing and Financing Cooperation.

(a)   Parent shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable or proper to obtain the Financing on or prior to the Closing Date on the terms and conditions described in the Commitment Letter, including using reasonable best efforts to: (i) maintain in effect and enforce the Commitment Letter and comply with its obligations thereunder (provided, that the Commitment Letter may be amended, supplemented, modified and replaced as set forth below); (ii) satisfy on a timely basis and in a manner that will not impede the ability of the parties to consummate the Merger in advance of the End Date all conditions applicable to Parent and Merger Sub to the funding of the Financing (including the Financing Conditions) set forth in the

Commitment Letter and any definitive agreements executed in connection therewith within Parent's control (other than any condition where the failure to be so satisfied is a direct result of the Company's failure to furnish information to Parent or otherwise to comply with its obligations under this Agreement) and (iii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Commitment Letter (including, if necessary, any "flex" provisions). Parent shall keep the Company informed on a regular basis and in reasonable detail of the status of its efforts to arrange the Financing and shall give the Company prompt notice of any fact, change, event or circumstance that has had or is reasonably likely to have, individually or in the aggregate, a material adverse impact with respect to the Financing.

(b)   Prior to the Closing, Parent shall not, and shall not permit Merger Sub to, agree to or permit any termination, amendment, replacement, supplement or other modification of, or waive any of its material rights under, the Commitment Letter without the Company's prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that Parent and Merger Sub may, without the Company's prior written consent, (x) enter into any amendment, replacement, supplement or other modification to or waiver of any provision of the Commitment Letter that would not reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or the Merger; and (y) amend, replace, supplement or otherwise modify the Commitment Letter to add lenders, lead arrangers, book runners, syndication agents or similar entities who had not executed the Commitment Letter as of the date of this Agreement so long as any such addition would not reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or the Merger (it being understood that any such amendment, replacement, supplement or modification that provides for the assignment of a portion of the Financing commitments to any additional lenders, lead arrangers, book runners, syndication agents or similar entities and the granting to such persons of approval rights in accordance with the term of the syndication provisions of the Commitment Letter as of the date of this Agreement as are customarily granted to additional agents or arrangers, shall be permitted hereunder and shall be deemed to not prevent, materially delay or materially impede the consummation of the Financing or the Merger). Upon any such amendment, replacement, supplement or modification, the term "Commitment Letter" shall mean the Commitment Letter as so amended, replaced, supplemented or modified. Parent shall promptly deliver to the Company copies of any such amendment, replacement, supplement or other modification or waiver of the Commitment Letter.

(c)   Parent shall have the right to substitute the proceeds of consummated offerings or other incurrences of debt (including unsecured notes) for all or any portion of the Financing by reducing commitments under the Commitment Letter; provided, that to the extent any such debt has a scheduled special or mandatory redemption right, such right is not exercisable prior to the earlier of the consummation of the Merger on the Closing Date, the termination of this Agreement or the End Date (for the avoidance of doubt as it may be extended pursuant to the terms of this Agreement as in effect on the date hereof). Further, Parent shall have the right to substitute commitments in respect of other financing for all or any portion of the Financing from the same and/or alternative bona fide third-party financing sources so long as all conditions precedent to effectiveness of definitive documentation for such financing have been satisfied and the conditions precedent to funding of such financing are in the aggregate, in respect of certainty of funding, substantially equivalent to (or more favorable to the Company than) the conditions precedent set forth in Section 5 and Exhibit D to of the Commitment Letter (any such financing which satisfies the foregoing clause, the "Alternative Financing"; the definitive documentation for any such Alternative Financing, the "Alternative Financing Documents").

(d)   The Company shall, and shall cause its Subsidiaries and their respective Representatives to, use their reasonable best efforts to provide all cooperation reasonably requested by Parent that is necessary, proper or advisable in connection with any financing by Parent or any of its Affiliates in connection with the Merger. Without limiting the generality of the foregoing, the Company shall, and shall cause its Subsidiaries and their respective Representatives to, use reasonable best efforts to (i) furnish the report of the Company's independent accountants on the most recently available audited consolidated financial statements of the Company and its Subsidiaries and obtain the consent of such accountants to the use of such report in accordance with normal custom and practice and cause such accountants to provide customary comfort letters (including "negative assurance" comfort) to the underwriters, initial purchasers or placement agents, as applicable, in connection with any such financing; (ii) furnish such customary financial statements, schedules or other financial data or information relating to the Company and its Subsidiaries (other than any pro forma financial information which shall be covered by clause (vi)(2) below) reasonably requested by Parent or its Representatives as may be necessary, proper or advisable to consummate the Financing or the Alternative Financing, including financial statements, financial data and other information (x) if Parent has elected to undertake a registered public offering, of the type required by Regulation S-X and Regulation S-K promulgated under the Securities Act for a registered public offering by Parent or (y) if Parent has elected to undertake a Rule 144A offering, customary for Rule 144A offerings by first time issuers in order to consummate the offering(s) of debt securities contemplated by the Commitment Letter, in each case, meeting the respective requirements of the condition set forth in paragraph 7 of Exhibit D to the Commitment Letter (the applicable "Offering Requirements"), or as otherwise necessary, proper or advisable in connection with the Financing or Alternative Financing or as otherwise necessary in order to assist in receiving customary "comfort" (including "negative assurance" comfort) from independent accountants in connection with the offering(s) of debt securities contemplated by the Commitment Letter, in each case in advance of the Marketing Period (all such information in this clause (ii) and, to the extent required to satisfy the condition set forth in paragraph 7 of Exhibit D to the Commitment Letter, a draft of the comfort letter described in clause (i) that the Company's independent accountants would be prepared to deliver upon completion of customary procedures in connection with Financing, collectively, the "Required Information"); (iii) facilitate contact between (x) senior management and advisors, including auditors, of the Company and (y) the proposed lenders, underwriters, initial purchasers or placement agents, as applicable, and/or Parent's or any of its Affiliate's auditors in connection with, the financing, at reasonable times and upon reasonable advance notice; (iv) provide reasonable assistance with the preparation of business projections, financing documents and offering materials in connection with the Financing or the Alternative Financing by Parent and its Affiliates; (v) provide customary documents, authorization letters, legal opinions in customary form and scope and certificates, enter into agreements (including supplemental indentures) and take other actions reasonably requested by Parent that are or may be customary in connection with the Financing or any Alternative Financing to fulfill conditions or obligations under the Commitment Letter; (vi) provide assistance in the preparation of (1) one or more confidential information memoranda, prospectuses, offering memoranda and other marketing and syndication materials reasonably requested by Parent or any of its Affiliates in connection with the Financing or any Alternative Financing and (2) customary pro forma financial statements reflecting the Merger and the Financing; (vii) assist Parent in ensuring that the syndication efforts benefit from the existing banking relationships of the Company and its Subsidiaries; (viii) permit the reasonable use by Parent and its Affiliates of the Company's and its Subsidiaries' logos for syndication and underwriting, as applicable, of the Financing, provided, that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and its or their marks; (ix) participate as necessary in a reasonable number of meetings, presentations, customary one-on-one sessions that are requested in advance and road shows with prospective lenders and investors and in drafting sessions and due diligence sessions, as applicable (including the reasonable participation in such meetings by the Company's senior management), in each case, in connection with the Financing or the Alternative Financing; (x) assist in preparing customary rating agency presentations and participating in a reasonable number of sessions with rating agencies in connection with the Financing; (xi) assist in the preparation and negotiation of any necessary pledge or security documents, other definitive financing documents, or other certificates or documents as may be reasonably requested by Parent in connection with the Financing or the Alternative Financing and otherwise facilitate the pledging of, and granting, recording and perfection of security interests in share certificates, securities and other collateral, and obtaining surveys and title insurance as reasonably requested by Parent; (xii) provide authorization letters to the Financing Sources authorizing the distribution of Company information to prospective lenders containing a representation to the Financing Sources that the information provided by the Company for inclusion in the public side versions of such documents, if any, does not include material non-public information about the Company or its Subsidiaries or their respective securities; (xiii) take all actions reasonable necessary to (A) permit prospective financing providers to (i) evaluate the Company's and its Subsidiaries' current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (ii) conduct customary field examinations, inventory appraisals and, to the extent appropriate, appraisals of Company Owned Real Property and Company Leased Real Property, and (B) establish bank and other accounts and blocked account agreements and lockbox arrangements in connection with the foregoing; (xiv) as long as such information is requested by the Financing Sources in writing at least ten Business Days prior to the Closing Date, provide to the Financing Sources, at least four Business Days prior to the Closing Date, all documentation and other information required by regulatory authorities with respect to the Company under applicable "know your customer" and anti-money laundering rules and regulations, including without limitation the USA PATRIOT Act of 2001, as amended; and (xv) not commence or effect any offering, placement or arrangement of any debt securities or bank financing competing with the Financing (and not permit any such offering, placement or arrangements to occur on its behalf) (other than any indebtedness of the Company and its Subsidiaries permitted to be to be incurred or outstanding pursuant to the other provisions of this Agreement) if such issuance, offering, placement or arrangement would reasonably be expected to materially impair the syndication of the Financing or the offering of the securities contemplated by the Commitment Letter or the related engagement letter; provided that (x) none of the Company or any of its Subsidiaries shall be required to pay any commitment or other fee or incur any other Liability or obligation in connection with the Financing or any Alternative Financing except for any payment that is conditioned upon, and shall not take effect until, the Effective Time, and (y) no obligations of the Company or any of its Subsidiaries under any certificate, document or instrument delivered pursuant to this Section 5.12 (other than any authorization letters delivered pursuant to clause (xii) above) shall be required to be effective until the Effective Time. The Company will provide to Parent and the Financing Sources such information as may be necessary so that the marketing materials for the Financing are complete and correct in all material respects and do not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in the light of the circumstances under which such statements are made, not materially misleading.

(e)   In connection with any Financing in the form of an underwritten offering of debt securities, the Company shall: (i) as soon as monthly information on the Company's financial performance becomes available to the Company's senior management following the end of any month, provide Parent with such information upon request by Parent (including providing Parent with the following financial metrics (the "Specified Metrics") for such month: (A) no later than five Business Days following the end of any month, comparable store sales, customer transactions and gross revenue and (B) no later than ten Business Days following the end of any month, gross margin); (ii) if so reasonably requested by Parent, authorize the use of such information on a confidential basis in connection with customary due diligence relating to the prospectus or offering memorandum for the Financing and conducting due diligence relating to such prospectus or offering memorandum; and (iii) permit the inclusion in the prospectus or offering memorandum for the Financing of disclosure reflecting such information in customary form for transactions similar to the offering, and provide certifications from an appropriate officer on behalf of the Company regarding the accuracy of such information in customary form for transactions similar to the offering, but only to the extent such inclusion (A) with respect to the Specified Metrics, is determined by Parent to be necessary or desirable in connection with the Financing; or (B) with respect to any other such information, (1) is necessary so that such document does not contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (2) is reasonably determined by Parent and the Company to be advisable for successful completion of the offering in light of market practice for transactions similar to the offering.

(f)   Notwithstanding anything in this Section 5.12 to the contrary, in fulfilling its obligations pursuant to this Section 5.12, (i) none of the Company, its Subsidiaries or its Representatives shall be required to (x) pay any commitment or other fee, provide any security or incur any other Liability in connection with any financing prior to the Effective Time, (y) take or permit the taking of any action that would reasonably be expected to conflict with, result in any violation or breach of, or default (with or without lapse of time, or both) under, the Company Organizational Documents or Company Subsidiary Organizational Documents, any applicable Laws or material Contract or (z) pass resolutions or consents or approve or authorize the execution of the Financing or the definitive financing agreements, (ii) any requested cooperation shall not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, and (iii) Parent shall reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any of its Subsidiaries in connection with fulfilling its obligations pursuant to this Section 5.12. Parent shall indemnify and hold harmless the Company and its Subsidiaries (and their respective Representatives) from and against any and all losses, damages, claims, costs or expenses actually suffered or incurred by them in connection with the arrangement of any such financing and any information used in connection therewith (other than to the extent related to information provided by the Company, its Subsidiaries or their respective Representatives), except in the event such loss or damage arises out of or results from the gross negligence, willful misconduct, bad faith or intentional breach of its obligations hereunder by the Company or its Subsidiaries.

Section 5.13   Treatment of Certain Indebtedness.

(a)   The Company shall use reasonable best efforts to commence, as soon as reasonably practicable after the receipt of a written request from Parent to do so subsequent to the date of this Agreement (and only upon receipt of such written request), at Parent's expense, an offer to purchase and/or prepay any and all of its 5.00% Senior Notes due 2021 (the "2021 Notes"), issued pursuant to that certain First Supplemental Indenture, dated as of January 28, 2011, by and among the Company, and U.S. Bank National Association, as trustee, supplementing that certain Indenture, dated as of January 28, 2011, by and among the Company, and U.S. Bank National Association, as trustee (the "Indenture") on or (if required) after the Closing Date on terms and conditions that satisfy the requirements of Section 1.02(h) of the Indenture (a "Change of Control Offer"); provided, that (A) the Company shall not be required to commence any Change of Control Offer until Parent shall have provided the Company with the necessary offer to purchase, supplemental indenture or other related documents in connection with such Change of Control Offer (collectively, the "Change of Control Offer Documents") a reasonable period of time in advance of commencing the applicable Change of Control Offer, (B) Parent will consult with the Company regarding the timing and commencement of any Change of Control Offer in light of the regular financial reporting schedule of the Company, the requirements of applicable Law, including SEC rules and regulations, any material non-public information known to the Company and the requirements of the Indenture, and, in each case, allow the Company to alter the Change of Control Offer timing to ensure compliance with applicable Law, including SEC rules and regulations and the Company's lack of material non-public information and the requirements of the Indenture, (C) Parent shall consult with the Company and afford the Company a reasonable opportunity to review, comment and approve the material terms and conditions of the Change of Control Offer, with such approval not to be unreasonably withheld, conditioned or delayed by the Company, (D) the Company shall not be required to commence any Change of Control Offer prior to the date that is sixty days prior to the first date on which the Company and Parent reasonably expect the Closing may occur, (E) the Company will not be required to pay, purchase or otherwise retire any Indebtedness prior to the occurrence of the Effective Time, in connection with any Change of Control Offer, (F) the Company may, to the extent allowable under the Indenture, condition the Change of Control Offer on the occurrence of the Closing and (G) in no event shall the Company, any of its Subsidiaries or any of their respective officers, directors or other Representatives, have any obligation to authorize, adopt or execute any supplemental indenture or other agreement that would become effective prior to the Closing. Each Change of Control Offer, if any, shall be

conducted in compliance with applicable Law, including SEC rules and regulations, to the extent applicable. None of the 2021 Notes shall be required to be accepted for purchase or purchased prior to the Closing Date. The Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause its and its Subsidiaries' Representatives to, provide all cooperation reasonably requested by Parent in connection with any Change of Control Offer; provided, however, that nothing herein shall (x) be deemed an admission that Parent or the Company is required by the terms of the Indenture to make a Change of Control Offer, (y) require such cooperation to the extent it would unreasonably interfere with the operations of the Company and its Subsidiaries, or (z) require the Company or any of its Subsidiaries to pay any fees, incur or reimburse any costs or expenses, or make any payment, incur any other Liability or give any indemnities prior to the occurrence of the Effective Time (except to the extent that Parent promptly reimburses (in the case of ordinary course out-of-pocket costs and expenses) or provides the funding (in all other cases) to the Company or such Subsidiary therefor). Without limiting the foregoing, the Company and its Subsidiaries shall, or shall cause their counsel to, furnish legal opinions in customary form and scope relating to the Company and its Subsidiaries or required by the Indenture in connection with any Change of Control Offer.

(b) Following the commencement of any Change of Control Offer, the Company shall not, and shall cause its Subsidiaries not to, make any change to the terms and conditions of such Change of Control Offer, unless such change is previously approved by Parent in writing or is required by applicable Law, including SEC rules and regulations, or the terms of the Indenture.

(c) Subject to Section 5.13(a), the Company shall not, without the written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), waive any condition to any Change of Control Offer other than as agreed in writing between Parent and the Company.

(d) Parent shall prepare all necessary and appropriate documentation in connection with any Change of Control Offer, including the Change of Control Offer Documents and any other related documents. Parent and the Company shall, and the Company shall cause its Subsidiaries to, and shall use reasonable best efforts to cause its and its Subsidiaries' Representatives to, reasonably cooperate with each other in the preparation of the Change of Control Offer Documents and any other related documents. If at any time prior to the completion of any Change of Control Offer, any information should be discovered by the Company or Parent that either the Company or Parent reasonably believes should be set forth in an amendment or supplement to the Change of Control Offer Documents, so that such Change of Control Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall use reasonable best efforts to promptly notify the other party, and an appropriate amendment or supplement prepared by Parent describing such information shall be disseminated by or on behalf of the Company to the holders of the 2021 Notes (which amendment or supplement and dissemination may, at the reasonable direction of Parent, take the form of the furnishing or filing of a Current Report on Form 8-K). Notwithstanding anything to the contrary in this Section 5.13, the Company shall use reasonable best efforts to, and shall use reasonable best efforts to cause its Subsidiaries to, comply with the requirements of Rule 14e-l

under the Exchange Act, to the extent applicable, and (to the extent permitted by the Indenture) any other applicable Laws to the extent such Laws are applicable in connection with any Change of Control Offer and such compliance will not be deemed a breach of this Section 5.13.

(e) With respect to its (i) 5.41% Series 2005-A Senior Notes, Tranche A and (ii) 5.25% Series 2005-A Senior Notes, Tranche B (the senior notes described in clauses (i) and (ii), collectively, the "2015 Notes"), issued pursuant to that certain Note Purchase Agreement, dated as of September 27, 2005, by and among the Company, Family Dollar Stores, Inc., and the Purchasers named therein (the "Note Purchase Agreement"), Parent and the Company shall cooperate to prepare, and the Company shall deliver any notice or other document, required by Section 8.7 of the Note Purchase Agreement; provided, that nothing herein shall (x) require such cooperation to the extent it would unreasonably interfere with the operations of the Company and its Subsidiaries or (y) require the Company or any of its Subsidiaries to pay any fees, incur or reimburse any costs or expenses, or make any payment, incur any other Liability or give any indemnities prior to the occurrence of the Effective Time (except to the extent that Parent promptly reimburses the Company therefor). Without limiting the foregoing, the Company and its Subsidiaries shall, or shall cause their counsel to, furnish legal opinions in customary form and scope relating to the Company and its Subsidiaries or required by the Note Purchase Agreement in connection with the matters contemplated by this Section 5.13(e).

(f) If requested by Parent in writing, in lieu of or in addition to commencing or consummating Change of Control Offers for the 2021 Notes, the Company shall use reasonable best efforts to, and shall cause its Subsidiaries to use reasonable best efforts to, (i) issue one or more notices on the Closing Date pursuant to the Indenture in order to effect the optional redemption or prepayment for all of the outstanding aggregate principal amount of the 2021 Notes in accordance with the terms of the Indenture, and/or (ii) provide any other cooperation reasonably requested by Parent that is reasonably necessary to facilitate the assumption, redemption and/or repayment of the 2021 Notes (including, if elected by Parent, (A) the satisfaction and discharge of such 2021 Notes and/or (B) taking such actions (and using reasonable best efforts to cause the trustee in respect of the 2021 Notes to take such actions) as may be required to make effective provision to secure all of the 2021 Notes equally and ratably with the Financing, in each case, pursuant to the Indenture) effective as of (or at Parent's election, following) the Effective Time; provided, that (x) to the extent that any action described in clause (ii) above can be conditioned on the occurrence of the Closing, it will be so conditioned; and (y) nothing herein shall (i) require such cooperation to the extent it would unreasonably interfere with the operations of the Company and its Subsidiaries or (ii) require the Company or any of its Subsidiaries to pay any fees, incur or reimburse any costs or expenses, or make any payment, incur any other Liability or give any indemnities prior to the occurrence of the Effective Time (except to the extent that Parent promptly reimburses the Company therefor). Without limiting the foregoing, the Company and its Subsidiaries shall, or shall cause their counsel to, furnish legal opinions in customary form and scope relating to the Company and its Subsidiaries or required by the Indenture in connection with the matters contemplated by this Section 5.13(f); provided, however, that neither the Company nor any of its Subsidiaries shall be required to, or required to cause their counsel to, (i) furnish legal opinions in connection with clause (ii)(A) of this Section 5.13(f) nor (ii) pass any resolutions or consents or approve or authorize the execution of, or execute, any agreements in connection with the matters contemplated by this Section 5.13(f) prior to the Effective Time.

(g)   The Company shall, and shall cause its Subsidiaries to, deliver all notices and take all other reasonable actions to cause (i) the repayment in full on the Closing Date (or in the case of any letters of credit, cash collateralization, to the extent that Parent shall not have entered into an alternative arrangement with the issuing bank) of all obligations then outstanding under, (ii) the release on the Closing Date in connection with such repayment of any and all liens, security interests, pledges, or other encumbrances securing such obligations, and (iii) the termination (to the extent provided therein and pursuant to the terms thereof) on the Closing Date (such repayments, releases, and terminations, the "Existing Credit Facility Terminations") of (x) that certain Amended and Restated 5-year Credit Agreement, dated as of November 13, 2013, by and among Family Dollar Stores, Inc., the lenders party thereto, and Wells Fargo Bank, National Association, as administrative agent (the "5-Year Credit Agreement") and (y) that certain Amended and Restated 4-year Credit Agreement, dated as of November 13, 2013, by and among Family Dollar Stores, Inc., the lenders party thereto, and Wells Fargo Bank, National Association, as administrative agent (the "4-Year Credit Agreement", and together with the 5-Year Credit Agreement, the "Credit Agreements"), including using reasonable best efforts to obtain a payoff letter in customary form from the agent under the Credit Agreements; provided, that (A) Parent shall provide all funds required to effect all such repayments and cash collateralization of letters of credit and the Company shall have no obligation to effect any such alternative arrangement for letters of credit and (B) in no event shall this Section 5.13(g) require the Company or any of its Subsidiaries to (x) cause any of the Existing Credit Facility Terminations to be effective until the Closing shall have occurred; or (y) require the Company or any of its Subsidiaries to pay any fees, incur or reimburse any costs or expenses, or make any payment, incur any other Liability or give any indemnities in connection with the Existing Credit Facility Terminations, prior to the occurrence of the Effective Time (except to the extent Parent promptly reimburses (in the case of ordinary course out-of-pocket costs and expenses) or provides the funding (in all other cases) to the Company or such Subsidiary therefor) or incur any liability in connection with the Existing Credit Facility Terminations that is effective prior to the occurrence of the Effective Time

(h)   Parent shall reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any of its Subsidiaries or their Representatives in connection with fulfilling its obligations pursuant to this Section 5.13. Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs, expenses or other Liabilities suffered or incurred by any of them in connection with any Change of Control Offer, Change of Control Offer Document, notices under Section 5.13(e) or Section 5.13(f), prepayments under the Note Purchase Agreement, Existing Credit Facility Termination and/or any information used in connection therewith (other than any information provided by the Company or its Subsidiaries or their respective Representatives specifically for use in connection therewith), in each case, except to the extent that any such obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties, fees, costs or other liabilities are suffered or incurred as a result of the Company's or its Subsidiaries or its or their Representatives' gross negligence, bad faith, willful misconduct or material breach of this Agreement, as applicable.

(i)   If this Agreement is terminated pursuant to Section 7.1, then Parent shall promptly reimburse the Company for any previously unreimbursed, documented reasonable out‑of‑pocket costs, fees and expenses incurred by the Company in connection with the transactions contemplated by this Section 5.13.

Section 5.14   Transaction Litigation. The Company shall, subject to the preservation of privilege and confidential information, give Parent the opportunity to participate in (but not control) the Company's defense or settlement of any stockholder litigation against the Company and/or its directors or executive officers relating to the transactions contemplated by this Agreement, including the Merger. The Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement against the Company or its directors, executive officers or similar persons by any stockholder of the Company relating to this Agreement, the Merger, or any other transaction contemplated hereby without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed).

Section 5.15   Nasdaq Listing. Parent shall file a notification of listing of additional shares (or such other form as may be required) with Nasdaq with respect to the shares of Parent Common Stock to be issued in the Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger, and shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Closing Date.

Section 5.16   Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of either of the parties to the Merger, the officers of the Surviving Company shall be authorized to, in the name and on behalf of the Company, execute and deliver such deeds, bills of sale, assignment or assurances and take all such other action as may be necessary in connection therewith.

Section 5.17   Advice of Changes.

(a)   The Company and Parent shall each promptly advise the other party of any fact, change, event or circumstance that has had or is reasonably likely to have a Material Adverse Effect on it or which it believes would or would be reasonably likely to give rise to a failure of a condition precedent set forth in Section 6.2(a) or Section 6.2(b) (in the case of Parent or Merger Sub) or Section 6.3(a), Section 6.3(b) or Section 6.3(c) (in the case of the Company); provided, that any failure to give notice in accordance with the foregoing shall not be deemed to constitute a violation of this Section 5.17 or the failure of any condition set forth in Section 6.2 or Section 6.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 6.2 or Section 6.3 to be satisfied.

(b)   The Company and Parent shall each promptly advise the other party of (i) any written notice or other written communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this

Agreement to the extent that the party receiving such notice or communication believes there is a reasonable likelihood that the failure to obtain such consent would have a material impact on the timing of the consummation of the Merger or on the Company, the Surviving Company or Parent or (ii) upon receiving any written communication from any Governmental Entity or third party whose consent or approval is required for the satisfaction of one of the conditions to Closing set forth in Article VI that causes such party to believe that there is a reasonable likelihood that any such consent or approval will not be obtained or that the receipt of any such consent or approval will be materially delayed. The Company shall promptly notify Parent of any written notice or other written communication received following the date hereof from any party to any Company Material Contract to the effect that such party has terminated or intends to terminate or otherwise materially adversely modify its relationship with any Company or Company Subsidiary as a result of the transactions contemplated by this Agreement.

(c)   Following the date hereof until the Effective Time, the Company shall confer with Parent on a monthly basis concerning the Company's contemplated renovations, openings, closings and relocations of retail stores of the Company and its Subsidiaries for the forthcoming calendar month.

Section 5.18   Parent Board. Parent shall take all appropriate actions to appoint Howard R. Levine to the Board of Directors of Parent at the Effective Time, including adjusting the size of the Board of Directors, if necessary.

Section 5.19   Obligations of Merger Sub. Parent shall cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

ARTICLE VI.

CONDITIONS TO THE MERGER

Section 6.1   Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by the Company and Parent, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a)   The Company Stockholder Approval shall have been obtained.

(b)   No injunction by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect and no Law shall have been adopted or be effective, in each case that prohibits or makes illegal the consummation of the Merger.

(c)   The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued (and not withdrawn) by the SEC and no proceedings for that purpose shall have been initiated or threatened in writing (and not withdrawn) by the SEC.

(d)   The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(e)   All waiting periods applicable to the Merger under the HSR Act shall have expired or been terminated.

Section 6.2   <u>Conditions to Obligation of the Company to Effect the Merger</u>. The obligation of the Company to effect the Merger is further subject to the fulfillment (or waiver by the Company) at or prior to the Effective Time of the following conditions:

(a)   The representations and warranties of Parent set forth in (i) <u>Article IV</u> (other than in <u>Sections 4.1(a) (first sentence only)</u>, <u>4.1(b)</u>, <u>4.1(c)</u>, <u>4.2(a)</u>, <u>4.2(c)(ii)</u>, <u>4.6(b)</u>, <u>4.10</u> and <u>4.14</u>) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct (without regard to "materiality," Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, individually or in the aggregate, have a Material Adverse Effect on Parent, (ii) <u>Section 4.1(b)</u> shall be true and correct (without regard to "materiality," Material Adverse Effect and similar qualifiers contained in such representations and warranties) at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for any *de minimis* inaccuracies, (iii) <u>Sections 4.1(a) (first sentence only)</u>, <u>4.1(c)</u>, <u>4.2(a)</u>, <u>4.2(c)(ii)</u>, <u>4.10</u> and <u>4.14</u> shall be true and correct (without regard to "materiality," Material Adverse Effect and similar qualifiers contained in such representations and warranties) in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (iv) <u>Section 4.6(b)</u> shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; <u>provided</u>, <u>however</u>, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in <u>clauses (i)</u>, <u>(ii)</u>, <u>(iii)</u> and <u>(iv)</u>, as applicable) only as of such date or period.

(b)   Parent and Merger Sub shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them prior to the Effective Time.

(c)   Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by an executive officer, certifying to the effect that the conditions set forth in <u>Section 6.2(a)</u> and <u>Section 6.2(b)</u> have been satisfied.

Section 6.3   <u>Conditions to Obligation of Parent to Effect the Merger</u>. The obligation of Parent and Merger Sub to effect the Merger is further subject to the fulfillment (or the waiver by Parent) at or prior to the Effective Time of the following conditions:

(a)   The representations and warranties of the Company set forth in (i) <u>Article III</u> (other than in <u>Sections 3.1 (first sentence only)</u>, <u>3.2</u>, <u>3.3(a)</u>, <u>3.3(c)(ii)</u>, <u>3.10(b)</u>, <u>3.22</u>, <u>3.23</u> and <u>3.24</u>) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct (without regard to "materiality," Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, individually or in the aggregate, have a Material Adverse Effect on the Company, (ii) Section 3.2(a) shall be true and correct (without regard to "materiality," Material Adverse Effect and similar qualifiers contained in such representations and warranties) at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for any *de minimis* inaccuracies, (iii) Sections 3.1 (first sentence only), 3.2(b)-(d) 3.3(a), 3.3(c)(ii), 3.22, 3.23 and 3.24 shall be true and correct (without regard to "materiality," Material Adverse Effect and similar qualifiers contained in such representations and warranties) in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (iv) Section 3.10(b) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii), (iii) and (iv), as applicable) only as of such date or period.

(b)   The Company shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c)   Since the date of this Agreement, there shall not have been any fact, change, circumstance, event, occurrence, condition or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company.

(d)   The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied.

ARTICLE VII.

TERMINATION

Section 7.1   Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval of the Merger by the stockholders of the Company:

(a)   by the mutual written consent of the Company and Parent;

(b)   by either the Company or Parent, if the Merger shall not have been consummated on or prior to April 27, 2015 (the "End Date"); provided, however, that if all of the conditions to Closing, other than the conditions set forth in Section 6.1(e), shall have been satisfied or shall be capable of being satisfied at such time and/or the Marketing Period has not expired, the End Date shall automatically be extended to July 27, 2015; and provided, further, that the right to terminate this Agreement pursuant to this

Section 7.1(b) shall not be available to a party if the failure of the Closing to occur by such date shall be due to the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement;

(c)   by either the Company or Parent, if an order by a Governmental Entity of competent jurisdiction shall have been issued permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order shall have become final and nonappealable;

(d)   by either the Company or Parent, if the Company Stockholders' Meeting (as it may be adjourned or postponed) shall have concluded and the Company Stockholder Approval shall not have been obtained;

(e)   by the Company, if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) which is either not curable or is not cured by the earlier of (A) the End Date and (B) the date that is thirty days following written notice from the Company to Parent describing such breach or failure in reasonable detail (provided, that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained herein);

(f)   by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.3 (a), Section 6.3(b) or Section 6.3(c) and (ii) which is either not curable or is not cured by the earlier of (A) the End Date and (B) the date that is thirty days following written notice from the Company to Parent describing such breach or failure in reasonable detail (provided, that Parent is not then in material breach of any representation, warranty, covenant or other agreement contained herein);

(g)   by Parent, prior to receipt of the Company Stockholder Approval, (i) in the event the Company shall have failed to include the Company Recommendation in the Proxy Statement/Prospectus distributed to its stockholders, (ii) at any time following a Company Adverse Recommendation Change, (iii) in the event that a tender offer or exchange offer that constitutes a Company Takeover Proposal shall have been commenced by a person unaffiliated with Parent or Merger Sub and the Company shall not have published, sent or given to its stockholders, pursuant to Rule 14e-2 under the Exchange Act, within the ten Business Day period (as specified in Rule 14e-2 under the Exchange Act) after such tender offer or exchange offer is first published, sent or given, or subsequently amended in any material respect, a statement recommending that stockholders reject such tender offer or exchange offer and affirming the Company Recommendation, or (iv) if the Company shall have committed a Willful and Material Breach of any of its material obligations under Section 5.3 or Section 5.4; and

(h)   by the Company, in accordance with Section 5.3(f).

Section 7.2   Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall terminate (except that the Confidentiality Agreement, the Clean Team Confidentiality Agreement and the provisions of Section 5.12(f), Section 5.13(h), Section 5.13(i), Section 7.2, Section 7.3 and Article VIII shall survive any termination), and there shall be no other Liability on the part of the Company, on the one hand, or Parent or Merger Sub, on the other hand, to the other except (i) as provided in Section 5.12 (f), Section 5.13(h), Section 5.13(i), and Section 7.3 or (ii) Liability arising out of or resulting from fraud or any Willful and Material Breach of any provision of this Agreement occurring prior to termination, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Section 7.3   Termination Fee.

(a)   If this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(d), the Company shall pay Parent the amount (not to exceed $90,000,000) of out-of-pocket costs and expenses incurred by Parent in connection with this Agreement and the transactions contemplated hereby, by wire transfer (to an account designated by Parent) in immediately available funds within two Business Days after such termination. If (i) this Agreement is terminated by the Company pursuant to Section 7.1(h), (ii) this Agreement is terminated by Parent pursuant to Section 7.1(g), or (iii) (A) a Pre-Termination Takeover Proposal shall have occurred at any time following the date of this Agreement and prior to the event giving rise to the right to terminate this Agreement and thereafter this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b) or Section 7.1(d) or by Parent pursuant to Section 7.1(f) and (B) either (1) both (x) at any time on or prior to the twelve month anniversary of such termination, the Company or any of its Subsidiaries enters into a definitive agreement with respect to any transaction included within the definition of Company Takeover Proposal (a "Company Takeover Transaction") (whether or not involving the same Company Takeover Proposal as that which was the subject of the Pre-Termination Takeover Proposal Event) and (y) at any time on or prior to the twenty-four month anniversary of the date of the definitive agreement contemplated by clause (x), the Company or any of its Subsidiaries consummates a Company Takeover Transaction (whether or not involving the same party that entered into the definitive agreement contemplated by the foregoing clause (x)) or (2) at any time on or prior to the twelve month anniversary of such termination, the Company or any of its Subsidiaries consummates a Company Takeover Transaction, the Company shall pay Parent the Termination Fee (less any amount previously paid pursuant to the first sentence of this Section 7.3(a) in respect of a termination by either Parent or the Company pursuant to Section 7.1(d)), by wire transfer (to an account designated by Parent) in immediately available funds in the case of clause (i), in accordance with Section 5.3(f), in the case of clause (ii), within two Business Days of such termination, or in the case of clause (iii), upon consummation of the Company Takeover Transaction contemplated by clause (1)(y) or (2); provided, that for the purposes of clause (B) only, all references in the definition of Company Takeover Proposal to "15%" shall instead be references to "50%."

(b)   For purposes of this Section 7.3, a "Pre-Termination Takeover Proposal Event" shall be deemed to occur if a Company Takeover Proposal shall have been made known to the Company's Board of Directors or senior management or shall have been made directly to the Company's stockholders generally or any bona fide acquiror (or Representative thereof acting on behalf of a bona fide acquiror) shall have publicly announced a Company Takeover Proposal with respect to the Company, and in any such case such Company Takeover Proposal shall not have been withdrawn prior to the event giving rise to such termination (or in the case of a termination pursuant to Section 7.1(d), at least five Business Days prior to the Company Stockholders' Meeting) (it being understood, for the avoidance of doubt, that a person shall be a bona fide acquiror if it possesses or could reasonably be believed to have access to the resources necessary to consummate such Company Takeover Proposal).

(c)   "Termination Fee" shall mean a cash amount equal to $305,000,000. Notwithstanding anything to the contrary in this Agreement, if the full Termination Fee shall become due and payable in accordance with this Section 7.3, from and after such termination and payment of the Termination Fee in full pursuant to and in accordance with this Section 7.3, the Company shall have no further Liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 7.3, except in the case of fraud or a Willful and Material Breach by the Company of this Agreement (it being understood that, without limiting the foregoing, in the case of fraud or a Willful and Material Breach, any prior payment of the Termination Fee shall be taken into account when determining any remedies). Each of the parties hereto acknowledges that the Termination Fee is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which such Termination Fee is due and payable and which do not involve fraud or Willful and Material Breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In no event shall Parent be entitled to payment of the Termination Fee on more than one occasion.

(d)   Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated hereby, and that, without these agreements, the Company, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner any amount due pursuant to Section 7.3(a), then (i) the Company shall reimburse Parent for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related claims, actions or proceedings commenced and (ii) the Company shall pay to Parent interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2%.

ARTICLE VIII.

MISCELLANEOUS

Section 8.1   No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

Section 8.2   Expenses. Except as otherwise provided in this Agreement (including in Section 5.12(e), Section 5.13(h), Section 5.13(i) and Section 7.3), whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses; provided, however, that Parent and the Company shall each pay one-half of all filing fees required under the HSR Act.

Section 8.3   Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in "portable document format" (".pdf") form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4   Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 8.5   Jurisdiction; Specific Enforcement.

(a)   The parties' rights in this Section 8.5 are an integral part of the transactions contemplated by this Agreement and each party hereby waives any objections to any remedy referred to in this Section 8.5. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached, and that money damages would not be an adequate remedy, even if available. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative, except, in each case, as may be limited by Section 7.3). In the event any party seeks any remedy referred to in this Section 8.5, such party shall not be required to prove damages or obtain, furnish, provide or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing, providing or posting of any such bond or similar instrument. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 8.7; provided, however, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law.

(b)   NOTWITHSTANDING THE FOREGOING, WITH RESPECT TO ANY CLAIM, SUIT, ACTION OR PROCEEDING OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR IN EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, INVOLVING ANY FINANCING SOURCES UNDER THE FINANCING OR ANY AFFILIATE THEREOF ARISING OUT OF OR RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE FINANCING, ANY ALTERNATIVE FINANCING, THE COMMITMENT LETTER, THE COMMITMENT LETTERS IN RESPECT OF ANY ALTERNATIVE FINANCING OR THE PERFORMANCE OF SERVICES THEREUNDER, THE PARTIES HERETO AGREE THAT (I) SUCH CLAIMS, SUITS, ACTIONS OR PROCEEDINGS SHALL BE SUBJECT TO THE EXCLUSIVE JURISDICTION OF THE STATE OR FEDERAL COURTS LOCATED IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK OR ANY NEW YORK STATE COURT SITTING IN THE CITY AND COUNTY OF NEW YORK, BOROUGH OF MANHATTAN, AND (II) THEY SHALL NOT BRING OR PERMIT ANY OF THEIR AFFILIATES TO BRING OR SUPPORT ANYONE ELSE IN BRINGING ANY SUCH CLAIM, SUIT, ACTION OR PROCEEDING IN ANY OTHER COURT.

Section 8.6   WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING TO THE FINANCING OR ANY ALTERNATIVE FINANCING, THE COMMITMENT LETTER, ANY COMMITMENT LETTERS IN RESPECT OF ANY ALTERNATIVE FINANCING OR THE PERFORMANCE THEREOF).

Section 8.7 <u>Notices</u>. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when received when sent by email or facsimile by the party to be notified, <u>provided</u>, <u>however</u>, that notice given by email or facsimile shall not be effective unless either (i) a duplicate copy of such email or fax notice is promptly given by one of the other methods described in this <u>Section 8.7</u> or (ii) the receiving party delivers a written confirmation of receipt for such notice either by email or fax or any other method described in this <u>Section 8.7</u>; or (c) when delivered by a courier (with confirmation of delivery); in each case to the party to be notified at the following address:

        To Parent or Merger Sub:

        Dollar Tree, Inc.
        500 Volvo Parkway
        Chesapeake, Virginia 23320
        Facsimile: (757) 321-5949
        Attention: William A. Old, Jr.
        Email: wold@dollartree.com

        with copies to:

        Wachtell, Lipton, Rosen & Katz
        51 West 52nd Street
        New York, New York 10019
        Facsimile: (212) 403-2000
        Attention: Daniel A. Neff, Esq.
                 Trevor S. Norwitz, Esq.
        Email: daneff@wlrk.com
                 tsnorwitz@wlrk.com

        To the Company:

        Family Dollar Stores, Inc.
        10401 Monroe Road
        Matthews, NC 28105
        Facsimile: (704) 708-7121
        Attention: Howard R. Levine
                 James C. Snyder, Jr.
        Email: hlevine@familydollar.com
                 jsnyder@familydollar.com

with copies to:

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
Facsimile: (212) 225-3999
Attention: Ethan A. Klingsberg, Esq.
             Paul M. Tiger, Esq.
Email: eklingsberg@cgsh.com
             ptiger@cgsh.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this Section 8.7; provided, however, that such notification shall only be effective on the date specified in such notice or five Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8   Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties; provided, however, that each of Merger Sub and Parent may assign any of their rights hereunder to a wholly owned direct or indirect Subsidiary of Parent without the prior written consent of the Company, but no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder. Subject to the first sentence of this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section 8.8 shall be null and void.

Section 8.9   Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10 Entire Agreement. This Agreement together with the exhibits hereto, schedules hereto, the Confidentiality Agreement and the Clean Team Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof, and this Agreement is not intended to grant standing to any person other than the parties hereto.

Section 8.11 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and

Merger Sub; provided, however, that after receipt of Company Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the New York Stock Exchange require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13 No Third-Party Beneficiaries. Each of Parent, Merger Sub and the Company agrees that (a) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. Notwithstanding the foregoing, (i) each Company Indemnified Party shall be an express third party beneficiary of and shall be entitled to rely upon Section 5.9 and this Section 8.13 and (ii) each Financing Source shall be an express third party beneficiary of and shall be entitled to rely upon Sections 8.5 and 8.6 and this Section 8.13, and in each case each such person may enforce such provisions.

Section 8.14 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The word "extent" and the phrase "to the extent" when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not mean simply "if". All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.15 Definitions.

(a) General Definitions. References in this Agreement to "Subsidiaries" of any party means any corporation, partnership, association, trust or other form of legal entity of which (i) 50% or more of the voting power of the outstanding voting securities are on the date hereof directly or indirectly owned by such party or (ii) such party or any Subsidiary of such party is a general partner on the date hereof. References in this Agreement (except as specifically otherwise defined) to "Affiliates" means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, "control" (including, with its correlative meanings, "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this Agreement (except as specifically otherwise defined) to "person" means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person. As used in this Agreement, "knowledge" means (i) with respect to Parent and its Subsidiaries, the actual knowledge of the individuals listed in Section 8.15(a) of the Parent Disclosure Schedule and (ii) with respect to the Company and its Subsidiaries, the actual knowledge of the individuals listed on Section 8.15(a) of the Company Disclosure Schedule.

(b) Certain Specified Definitions. As used in this Agreement:

(i) "Acceptable Confidentiality Agreement" means any customary confidentiality agreement that contains provisions that are no less favorable to the Company than those applicable to Parent that are contained in the Confidentiality Agreement (including standstill restrictions).

(ii) "Business Day" means any day other than a Saturday, Sunday or any other day on which commercial banks in New York, New York are authorized or required by Law to close.

(iii) "Company Benefit Plan" means each compensatory or employee benefit plan, program, agreement or arrangement, including pension, retirement, profit-sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, and each other material employee benefit plan or fringe benefit plan, including any "employee benefit plan" as that term is defined in Section 3(3) of ERISA, in each case, whether oral or written, funded or unfunded, or insured or self-insured, maintained by the Company or any Subsidiary, or to which the Company or any Subsidiary contributes or is obligated to contribute or might otherwise have or reasonably be expected to have any Liability.

(iv) "Company Stock Plan" means the Company 2006 Incentive Plan.

(v)   "Company Superior Proposal" means a bona fide, unsolicited written Company Takeover Proposal (A) that if consummated would result in a third party (or in the case of a direct merger between such third party and the Company, the stockholders of such third party) acquiring, directly or indirectly, more than 50% of the outstanding Company Common Stock or more than 50% of the assets of the Company and its Subsidiaries, taken as a whole and (B) that the Company Board of Directors determines in good faith, after consultation with its financial advisor and outside legal counsel, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the person making such Company Takeover Proposal, is reasonably likely to be completed on the terms proposed, is not subject to any due diligence investigation or financing condition, and is fully financed with available cash on hand, or is otherwise fully backed by written financing commitments in full force and effect and (taking into account any changes to this Agreement proposed by Parent in response to such Company Takeover Proposal), is more favorable to the stockholders of the Company from a financial point of view than the Merger.

(vi)   "Company Takeover Proposal" means any inquiry, proposal or offer from any person (other than Parent and its Subsidiaries) relating to, or that may lead to, in a single transaction or a series of related transactions, (A) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving the Company or any of its Subsidiaries, (B) any acquisition of 15% or more of the outstanding Company Common Stock or securities of the Company representing more than 15% of the voting power of the Company, (C) any acquisition (including the acquisition of stock in any Subsidiary of the Company) of assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture, representing 15% or more of the consolidated assets, revenues or net income of the Company, (D) any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more to the outstanding Company Common Stock or securities of the Company representing more than 15% of the voting power of the Company or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Company Common Stock (or voting power of securities of the Company other than the Company Common Stock) involved is 15% or more.

(vii)   "Contract" means any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment or other instrument or obligation that is legally binding.

(viii)   "Environmental Law" means any Law relating to the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of any Hazardous Materials), in each case as in effect as of the date of this Agreement.

(ix)   "ERISA Affiliate" means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same "controlled group" as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(x)   "Financing" means the debt financing incurred or intended to be incurred pursuant to the Commitment Letter, including the offering or private placement of debt securities or borrowing of loans contemplated by the Commitment Letter and any related engagement letter.

(xi)   "Financing Sources" means the entities that have committed to provide or arrange or otherwise have entered into agreements in connection with all or any part of the Financing or any Alternative Financing in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates, and their respective Affiliates' officers, directors, employees, agents and representatives and their respective successors and assigns.

(xii)   "Governmental Entity" means any federal, state, local or foreign government, any transnational governmental organization or any court of competent jurisdiction, arbitral, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any national securities exchange or national quotation system or any SRO.

(xiii)   "Hazardous Materials" means all substances defined or regulated as hazardous, a pollutant or a contaminant under any Environmental Law, including any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, any hazardous or solid waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.

(xiv)   "Indebtedness" means, with respect to any person, without duplication, as of the date of determination (A) all obligations of such person for borrowed money, including accrued and unpaid interest, and any prepayment fees or penalties, (B) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (C) all obligations of such person issued or assumed as the deferred purchase price of property (including any potential future earn-out, purchase price adjustment, release of "holdback" or similar payment, but excluding obligations of such person incurred in the ordinary course of business consistent with past practice), (D) all lease obligations of such person capitalized on the books and records of such person, (E) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such person, whether or not the Indebtedness secured thereby have been assumed, (F) all obligations of such person under interest rate, currency or commodity derivatives or hedging transactions or similar arrangement (valued at the termination value thereof), (G) all letters of credit or performance bonds issued for the account of such person, to the extent drawn upon, and (H) all guarantees and keepwell arrangements of such person of any Indebtedness of any other person other than a wholly owned subsidiary of such person.

(xv)   "Intellectual Property" means all intellectual property rights existing anywhere in the world in all: (A) patents and patent applications, including continuations, divisionals, continuations-in-part, reissues or reexaminations and patents issuing thereon (collectively, "Patents"), (B) trademarks, service marks, trade dress, logos, corporate names, trade names and Internet domain names, together with the goodwill associated with any of the foregoing, and all applications and registrations therefor (collectively, "Marks"), (C) copyrights (including such rights in software) and registrations and applications therefor, works of authorship and moral rights (collectively, "Copyrights"), and (D) trade secrets and other proprietary and confidential information, including know-how, inventions (whether or not patentable), processes, technical data and designs, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Patents (collectively, "Trade Secrets").

(xvi)   "Intervening Event" means a material event, fact, circumstance, development or occurrence that is not known to or reasonably foreseeable by the Company Board of Directors as of the date of this Agreement and does not relate to (A) a Company Takeover Proposal or (B) Parent or its Subsidiaries, and becomes known to or by the Company Board of Directors prior to obtaining the Company Stockholder Approval.

(xvii)   "IT Assets" means the computers, software, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment of the Company and its Subsidiaries that are required in connection with the operation of the business of the Company and its Subsidiaries.

(xviii) "Liability" means any and all debts, liabilities and obligations, whether fixed, contingent or absolute, matured or unmatured, accrued or not accrued, determined or determinable, secured or unsecured, disputed or undisputed, subordinated or unsubordinated, or otherwise.

(xix)   "Marketing Period" means the first period of (i) in the case such period occurs during the November Window or the January Window, nineteen (19) consecutive Business Days, and (ii) otherwise, twenty (20) consecutive Business Days, in each case, throughout which (x) Parent shall have received from the Company (and its Financing Sources shall have access to) all of the Required Information and during which period such information shall be accurate and complete, shall not be "stale" and shall comport with the Offering Requirements and (y) the conditions set forth in Section 6.1 shall have been satisfied (other than those conditions that by their nature can only be satisfied at the Closing) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 6.3 to fail to be satisfied, assuming that the Closing Date were to be scheduled for any time during such nineteen or twenty consecutive Business Day period, as applicable; provided, however, that the Marketing Period shall end on any earlier date that is the date on which (A) the full amount of the Financing has been funded into escrow and the conditions to releasing such Financing from escrow on the Closing Date are no more onerous than the Financing Conditions or (B) the full proceeds to be provided to Parent by the Financing or Alternative Financing are made available to Parent to complete the Merger; and provided, further that such nineteen or twenty consecutive Business Day period, as applicable, shall (1) in the case such period commences prior to the funding into escrow of the proceeds of one or more underwritten offerings of debt securities of Parent contemplated by the Commitment Letter the gross proceeds of which are $2,800 million (an "Escrow Funding") (i) commence after September 1, 2014, (ii) either end prior to November 1, 2014 or commence on or after November 21, 2014, (iii) either end prior to December 20, 2014 (the period commencing on November 21, 2014 and ending on December 19, 2014, the "November Window") or commence on or after January 5, 2015, (iv) either end prior to January 31, 2015 (the period commencing on January 5, 2015 and ending on January 30, 2015, the "January Window")or commence on or after February 25, 2015, and (v) either end prior to May 2, 2015 or commence on or after May 21, 2015, and (2) in the case such period commences on or after the consummation of an Escrow Funding, (i) commence after September 1, 2014 and (ii) either end prior to December 2014 or commence on or after January 5, 2015, (3) exclude November 28, 2014 and July 3, 2015 which dates for purposes of such calculation shall not constitute Business Days), and (4) be deemed not to have ended unless, on or prior to the Closing Date, the Company has delivered to the Parent and the Financing Sources the financial statements related to the Company required by the condition set forth in paragraph 5 of Exhibit D to the Commitment Letter.

(xx)   "Material Adverse Effect" means, with respect to the Company or Parent, as the case may be, any fact, change, circumstance, event, occurrence, condition, development or combination of the foregoing which (i) has, or would reasonably be expected to have, a material adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole or (ii) prevents or materially impairs the ability of such party to timely consummate the transactions contemplated hereby; provided, however, that, with respect to each of clause (i) and (ii), Material Adverse Effect shall not be deemed to include the impact of (A) changes in GAAP or any official interpretation or enforcement thereof, (B) changes in Laws of general applicability to companies in the industries in which such party and its Subsidiaries operate or any official interpretation or enforcement thereof by Governmental Entities, (C) changes in global, national or regional political conditions (including the outbreak or escalation of war, military actions, or acts of terrorism) or in economic or market conditions affecting other companies in the industries in which such party and its Subsidiaries operate, (D) changes in weather or climate, including any snowstorm, hurricane, flood, tornado, earthquake, natural disaster or other act of nature, (E) the announcement or pendency (or, in the case of the Company, compliance with Section 5.6, Section 5.12, Section 5.13 or Section 5.14 (or, other than when used in Section 3.3(b), Section 3.3(c), Section 4.2(b) and Section 4.2(c), Article I and Article II)) of this Agreement (including, for the avoidance of doubt, any reaction to such announcement or pendency from employees, suppliers, customers, distributors or other persons with business relationships with such party or any of its Subsidiaries), (F) a decline in the trading price or trading volume of a party's common stock, or the failure, in and of itself, to meet any projections, guidance, budgets, forecasts or estimates, but not, in any case, including the underlying causes thereof, (G) any stockholder or derivative litigation arising from allegations of a breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the transactions contemplated hereby, (H) any action taken or omitted to be taken by such party or any of its Subsidiaries at the written request of the other party or (I) with respect to clause (ii) only, the authorizations, consents, orders, licenses, permits, approvals, registrations, declarations, notices and filings described in clauses (i) – (viii) of Section 3.3(b) or clauses (i) – (viii) of Section 4.2(b) (except to the extent the matter preventing or materially impairing the ability of such party to timely consummate the transactions contemplated hereby constitutes or results from a breach of this Agreement by such party)); except, with respect to clauses (A), (B), (C) or (D), to the extent that such impact is disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate.

(xxi) "Order" means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether formal or informal.

(xxii) "Parent Stock Plans" means the Parent 2003 Equity Incentive Plan, the Parent 2003 Non-Employee Director Stock Option Plan, the Parent 2003 Director Deferred Compensation Plan, the Parent 2004 Executive Officer Equity Plan, the Parent 2005 Employee Stock Purchase Plan and the Parent 2011 Omnibus Incentive Plan.

(xxiii) "Parent Trading Price" means the volume weighted average price per share (calculated to the nearest one-hundredth of one cent) of Parent Common Stock on the Nasdaq, for the consecutive period of twenty trading days beginning on the twenty-third trading day immediately preceding the Closing Date and concluding at the close of trading on the third trading day immediately preceding the Closing Date, as calculated by Bloomberg Financial LP under the function "VWAP."

(xxiv) "Permitted Lien" means (A) any Lien for Taxes not yet delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (B) vendors', mechanics', materialmen's, carriers', workers', landlords', repairmen's, warehousemen's, construction and other similar Liens arising or incurred in the ordinary and usual course of business and consistent with past practice or with respect to Liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof, (C) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions, (D) pledges or deposits in connection with workers' compensation, unemployment insurance, and other social security legislation, (E) Liens relating to intercompany borrowings among a person and its wholly owned subsidiaries, (F) utility easements, minor encroachments, rights of way, imperfections in title, charges, easements, rights of way (whether recorded or unrecorded), restrictions, declarations, covenants, conditions, defects and similar Liens that are imposed by any Governmental Entity having jurisdiction thereon or otherwise are typical for the applicable property type and locality as do not individually or in the aggregate materially interfere with the present occupancy or use of the respective Company Owned Real Property or Company Leased Real Property (in the case of the Company) or owned real property or leased real property of Parent and its Subsidiaries (in the case of Parent) or otherwise materially impair the business operations of the Company and its Subsidiaries (in the case of the Company) or Parent and its Subsidiaries (in the case of Parent), (G) matters disclosed by any existing title insurance policies or title reports, copies of which have been made available to Parent (in the case of the Company) or the Company (in the case of Parent), (H) Liens and obligations arising under the Company Material Contracts or material contracts of Parent and its Subsidiaries, as applicable, other than as a result of breach or default, (I) other Liens being contested in good faith in the ordinary course of business or which do not materially interfere with the present occupancy or use of the affected Company Owned Real Property or Company Leased Real Property (in the case of the Company) or the owned real property or leased real property of Parent and its Subsidiaries (in the case of Parent) or otherwise materially interfere with the conduct of or impair the business operations of the Company and its Subsidiaries (in the case of the Company) or Parent and its Subsidiaries (in the case of Parent) and for which adequate reserves (based on good faith estimates of management) have been set aside for payment therefor, (J) purchase money Liens securing rental payments under capital lease arrangements, (K) Liens securing Indebtedness or liabilities that are reflected in the Company Financial Statements or the Parent Financial Statements, as applicable, or that the Company or any of its Subsidiaries is permitted to incur under Section 5.1(b)(G) or Section 5.1(b)(H) or that Parent or its Subsidiaries incurs in the ordinary course of business following the date hereof, and (L) Liens set forth in Section 8.15(b)(xxiv) of the Company Disclosure Schedule or Section 8.15(b)(xxiv) of the Parent Disclosure Schedule.

(xxv)   "Release" means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

(xxvi)   "Revolving Credit Facilities" means (A) that certain Amended and Restated 5-Year Credit Agreement, dated as of November 13, 2013, by and among the Company, as Borrower, the Lenders referred to therein, Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and Fronting Bank, U.S. Bank National Association, as Syndication Agent and Fronting Bank, and Branch Banking and Trust Company and Fifth Third Bank, as Documentation Agents, Wells Fargo Securities, LLC and U.S. Bank National Association, as Joint Lead Arrangers and Joint Bookrunners and (B) that certain Amended and Restated 4-Year Credit Agreement, dated as of November 13, 2013, by and among the Company, as Borrower, the Lenders referred to therein, Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and Fronting Bank, U.S. Bank National Association, as Syndication Agent and Fronting Bank, and Branch Banking and Trust Company and Fifth Third Bank, as Documentation Agents, Wells Fargo Securities, LLC and U.S. Bank National Association, as Joint Lead Arrangers and Joint Bookrunners.

(xxvii) "Rights Agreement" means the Rights Agreement between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent, dated as of June 9, 2014.

(xxviii) "Sensitive Data" means cardholder data and sensitive authentication data that must be protected in accordance with the requirements of the Payment Card Industry Data Security Standard.

(xxix) "SRO" means (i) any "self-regulatory organization" as defined in Section 3(a)(26) of the Exchange Act and (ii) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market.

(xxx) "Tax" or "Taxes" means any and all federal, state, local or foreign taxes, imposts, levies, duties, fees or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, and other taxes of any kind whatsoever, including any and all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity in connection with respect thereto.

(xxxi) "Tax Return" means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, or declaration of estimated Taxes (and including any amendments with respect thereto).

(xxxii) "Taxing Authority" means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Entity.

(xxxiii) "Willful and Material Breach" means, with respect to any representation, warranty, agreement, or covenant, a deliberate and intentional action or omission where the breaching party knows such action or omission is, or would reasonably be expected to result in, a breach of such representation, warranty, agreement or covenant.

Index of Defined Terms

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

FAMILY DOLLAR STORES, INC.

By: /s/ Howard R. Levine
       Name: Howard R. Levine
       Title: Chairman of the Board and Chief
       Executive Officer

DOLLAR TREE, INC.

By: /s/ Bob Sasser
        Name: Bob Sasser
        Title: Chief Executive Officer

DIME MERGER SUB, INC.

By: /s/ Bob Sasser
        Name: Bob Sasser
        Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit 99.1

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this "<u>Agreement</u>") is made and entered into as of July 27, 2014, by and among Dollar Tree, Inc., a Virginia corporation ("<u>Parent</u>"), and each entity listed on <u>Schedule A</u> hereto (each, a "<u>Stockholder</u>").

WHEREAS, Parent, Family Dollar Stores, Inc., a Delaware corporation (the "<u>Company</u>"), and Dime Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("<u>Merger Sub</u>"), propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended from time to time, the "<u>Merger Agreement</u>"), which provides, among other things, for the merger of Merger Sub with and into the Company (the "<u>Merger</u>"), with the Company to survive the Merger as a wholly owned subsidiary of Parent, upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used herein without definition, as well as the terms "control" and "person", shall have the respective meanings specified in the Merger Agreement);

WHEREAS, each Stockholder beneficially owns the number of shares of common stock, par value $0.10 per share, of the Company ("<u>Common Stock</u>") set forth opposite such Stockholder's name on <u>Schedule A</u> hereto (the "<u>Existing Shares</u>"); and

WHEREAS, as a condition to the willingness of Parent to enter into the Merger Agreement and as an inducement and in consideration therefor, each Stockholder is entering into this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I
VOTING; GRANT AND APPOINTMENT OF PROXY

Section 1.1   <u>Voting</u>. From and after the date hereof until the earlier of (a) the consummation of the Merger, (b) the termination of the Merger Agreement pursuant to and in compliance with the terms therein and (c) the entry without the prior written consent of the Stockholders into any amendment or modification of the Merger Agreement, or any written waiver of the Company's rights under the Merger Agreement made in connection with a request from Parent, in each case, which results in a decrease in, or change in the composition of, the Merger Consideration or an extension of the End Date or which is otherwise adverse to any of the Stockholders in any material respect (such earlier date, the "<u>Expiration Date</u>"), each Stockholder irrevocably and unconditionally hereby agrees, subject to <u>Section 1.5</u>, that at any meeting (whether annual or special and each adjourned or postponed meeting) of the Company's stockholders, however called, or in connection with any written consent of the Company's stockholders, the Stockholder will (i) appear at such meeting or otherwise cause all of its Existing Shares and other shares of Common Stock over which it has acquired beneficial ownership after the date hereof (including any shares of Common Stock acquired by means of purchase, dividend or distribution, or issued upon the exercise of the Rights, any stock options to acquire Common Stock or warrants or the conversion of any convertible securities or otherwise) (collectively, the "New Shares", and together with the Existing Shares, the "Shares"), which it owns as of the applicable record date, to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all such Shares (A) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, (B) in favor of any proposal to adjourn or postpone such meeting of the Company's stockholders to a later date if there are not sufficient votes to adopt the Merger Agreement, (C) against any action or proposal in favor of a Company Takeover Proposal, without regard to the terms of such Company Takeover Proposal, and (D) against any action, proposal, transaction or agreement that would reasonably be likely to (1) result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of a Stockholder contained in this Agreement or (2) prevent, materially impede or materially delay the Company's or Parent's ability to consummate the transactions contemplated by the Merger Agreement, including the Merger (clauses (A) through (D), the "Required Votes"). Except as explicitly set forth in this Section 1.1, nothing in this Agreement shall limit the right of each Stockholder to vote (including by proxy or written consent, if applicable) in favor of, against or abstain with respect to any matters presented to the Company's stockholders.

Section 1.2   Grant of Irrevocable Proxy; Appointment of Proxy.

(a) From and after the date hereof until the Expiration Date, subject to Section 1.5, each Stockholder hereby irrevocably and unconditionally grants to, and appoints, Parent and any designee thereof as such Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote or cause to be voted (including by proxy or written consent, if applicable) the Shares owned by such Stockholder as of the applicable record date in accordance with the Required Votes; provided that each Stockholder's grant of the proxy contemplated by this Section 1.2 shall be effective if, and only if, such Stockholder has not delivered to the Company prior to the meeting at which any of the matters described in Section 1.1 are to be considered, a duly executed irrevocable proxy card directing that the Shares of such Stockholder be voted in accordance with the Required Votes; provided, further, that any grant of such proxy shall only entitle Parent or its designee to vote on the matters specified by Section 1.1(ii), and each Stockholder shall retain the authority to vote on all other matters.

(b) Each Stockholder hereby represents that any proxies heretofore given in respect of the Shares, if any, are revocable, and hereby revokes all such proxies.

(c) Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 1.2, if it becomes effective, is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. The parties hereby further affirm that the irrevocable proxy, if it becomes effective, is coupled with an interest and is intended to be irrevocable until the Expiration Date, at which time it will terminate automatically. If for any reason any proxy granted herein is not irrevocable after it becomes effective, then the Stockholder granting such proxy agrees, until the Expiration Date, to vote the Shares in accordance with the Required Votes. The parties agree that the foregoing is a voting agreement.

Section 1.3   Restrictions on Transfers. Absent the prior written consent of Parent, each Stockholder hereby agrees that, from the date hereof until the earlier of (x) the Expiration Date and (y) the date on which the Company Stockholder Approval is obtained, it shall not, directly or indirectly, (a) sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise) (a "Transfer"), either voluntarily or involuntarily, or enter into any contract, option or other arrangement or understanding providing for the Transfer of any Shares (or any Rights attached thereto), other than (i) (A) any Transfer made for estate planning purposes or to a charitable institution for philanthropic purposes or (B) any Transfer to an Affiliate of such Stockholder, but only if, in each case, prior to the effectiveness of such Transfer, the transferee agrees in writing to be bound by the applicable terms hereof (unless such transferee is a Stockholder) and notice of such Transfer is delivered to Parent pursuant to Section 5.4, (ii) a Transfer pursuant to any trust or will of such Stockholder or by the Laws of intestate succession or (iii) a Transfer solely in connection with the payment of the exercise price and/or the satisfaction of any tax withholding obligations arising from the exercise of any Rights, stock options or warrants or the conversion of any convertible securities, (b) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, or (c) agree (whether or not in writing) to take any of the actions prohibited by the foregoing clause (a) or (b).

Section 1.4   Inconsistent Agreements. Each Stockholder hereby covenants and agrees that, except for this Agreement, it (a) shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Shares that is inconsistent with this Agreement and (b) shall not grant at any time while this Agreement remains in effect a proxy, consent or power of attorney with respect to the Shares that is inconsistent with this Agreement.

Section 1.5   No Obligation to Exercise Rights or Options. Nothing contained in this Article I shall require any Stockholder (or shall entitle any proxy of such Stockholder) to (i) convert, exercise or exchange any Rights, option, warrants or convertible securities in order to obtain any underlying New Shares or (ii) vote, or execute any consent with respect to, any New Shares underlying such Rights, options, warrants or convertible securities that have not yet been issued as of the applicable record date for that vote or consent.

ARTICLE II
NO SOLICITATION

Section 2.1   No Solicitation.

(a) Prior to the Expiration Date, each Stockholder (in its capacity as a stockholder of the Company) shall not, shall cause each of its controlled Affiliates not to, and shall use reasonable best efforts to cause each person that controls such Stockholder (each, a "Representative") not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations that could reasonably be expected to lead to, or furnish to any other person any information in connection with or for the purpose of encouraging or facilitating, a Company Takeover Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring person to this Section 2.1 and/ or Section 5.3 of the Merger Agreement and to limit its conversation or other communication exclusively to such referral), or (iii) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to a Company Takeover Proposal; <u>provided</u> that nothing herein shall prohibit any Stockholder or any of its controlled Affiliates or Representatives from participating in any discussions or negotiations with respect to a possible stockholders' consent or voting agreement in connection with a Company Takeover Proposal in the event that the Company becomes permitted to taken the actions set forth in clause (A) or clause (B) of Section 5.3(c) of the Merger Agreement with respect to such Company Takeover Proposal.

(b) For purposes of this Agreement, the term "Affiliate" shall have the meaning assigned to it in the Merger Agreement, but shall not include any entity whose equity securities are registered under the Exchange Act (or are publicly traded in a foreign jurisdiction), solely by reason of the fact that one or more nominees or representatives of any of the Stockholders serves as a member of its board of directors or similar governing body, unless the Stockholders or their Affiliates otherwise control such entity. For purposes of this Agreement, the Company shall not be deemed to be an Affiliate of any of the Stockholders.

Section 2.2 <u>Capacity</u>. Each Stockholder is signing this Agreement solely in its capacity as a stockholder of the Company and nothing contained herein shall in any way limit or affect Edward P. Garden (or any future director of the Company who may be affiliated or associated with any Stockholder or any of its Affiliates) from exercising his fiduciary duties as a director of the Company or from otherwise taking any action or inaction in his capacity as a director of the Company, and no such exercise of fiduciary duties or action or inaction taken in such capacity as a director shall be deemed to constitute a breach of this Agreement. Nothing in this <u>Section 2.2</u> is intended to limit the obligations and agreements of the Company under the Merger Agreement.

ARTICLE III
REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 3.1 <u>Representations and Warranties of each Stockholder</u>. Each Stockholder represents and warrants to Parent as follows: (a) such Stockholder has full legal right and capacity to execute and deliver this Agreement, to perform Stockholder's obligations hereunder and to consummate the transactions contemplated hereby, (b) this Agreement has been duly executed and delivered by such Stockholder and the execution, delivery and performance of this Agreement by such Stockholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Stockholder and no other company actions or proceedings on the part of such Stockholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, (c) this Agreement constitutes the valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in law or equity), (d) the execution and delivery of this Agreement by such Stockholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any Laws or agreement binding upon Stockholder or the Existing Shares, nor require any authorization, consent or approval of, or filing with, any Governmental Entity, except in each case for filings with the Securities and Exchange Commission by Stockholder or as would not impact such Stockholder's ability to perform or comply with its obligations under this Agreement in any material respect, (e) as of the date hereof, such Stockholder beneficially owns (as such term is used in Rule 13d-3 of the Exchange Act) the Existing Shares and (f) as of the date hereof, such Stockholder beneficially owns the Existing Shares free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions created by this Agreement, under applicable federal or state securities laws or pursuant to any written policies of the Company with respect to the trading of securities in connection with insider trading restrictions, applicable securities laws and similar considerations) and has sole voting power with respect to the Existing Shares and sole power of disposition with respect to all of the Existing Shares, and no person other than such Stockholder has any right to direct or approve the voting or disposition of any of the Existing Shares; provided that each Stockholder may be deemed to share voting power and the power of disposition over its Existing Shares with Trian Fund Management, L.P., Trian Fund Management GP, LLC, Nelson Peltz, Peter W. May and/or Edward P. Garden.

Section 3.2   Representations and Warranties of Parent. Parent represents and warrants to each Stockholder as follows: (a) Parent has full legal right and capacity to execute and deliver this Agreement, to perform Parent's obligations hereunder and to consummate the transactions contemplated hereby, (b) this Agreement has been duly executed and delivered by Parent and the execution, delivery and performance of this Agreement by Parent and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Parent and no other company actions or proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, (c) this Agreement constitutes the valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in law or equity) and (d) the execution and delivery of this Agreement by Parent does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any Laws or agreement binding upon Parent, nor require any authorization, consent or approval of, or filing with, any Governmental Entity, except in each case for filings with the Securities and Exchange Commission by Parent or as would not impact such Parent's ability to perform or comply with its obligations under this Agreement in any material respect.

Section 3.3   Covenants. Each Stockholder hereby:

(a) irrevocably waives, and agrees not to exercise, any rights of appraisal or rights of dissent from the Merger that such Stockholder may have with respect to the Shares;

(b) agrees upon receipt of written inquiry from Parent to promptly notify Parent of the number of any New Shares acquired by such Stockholder after the date hereof and prior to the Expiration Date. Any New Shares shall automatically be subject to the applicable terms of this Agreement as though owned by Stockholder on the date hereof;

(c) agrees to permit the Company to publish and disclose, including in filings with the Securities and Exchange Commission and in the press release announcing the transactions contemplated by the Merger Agreement (the "Announcement Release"), this Agreement and the Stockholders' identity and ownership of the Shares and the nature of the Stockholders' commitments, arrangements and understandings under this Agreement, in each case, to the extent the Company reasonably determines that such information is required to be disclosed by applicable Law (or in the case of the Announcement Release, to the extent the information contained therein is consistent with other disclosures being made by the Company or the Stockholders); provided that the Company shall give each Stockholder and its legal counsel a reasonable opportunity to review and comment on such publications or disclosures prior to being made public; and

(d) shall and does authorize Parent or its counsel to notify the Company's transfer agent that there is a stop transfer order with respect to all of the Shares (and that this Agreement places limits on the voting and transfer of the Shares); provided that if Parent or its counsel gives such notification, it shall on the earlier of the (x) Expiration Date and (y) the date on which the Company Stockholder Approval is obtained further notify the Company's transfer agent that the stop transfer order (and all other restrictions) have terminated as of such date.

ARTICLE IV
TERMINATION

This Agreement shall terminate and be of no further force or effect on the Expiration Date, and neither Parent nor any of the Stockholders shall have any rights or obligations hereunder following such termination.   Notwithstanding the preceding sentence, this Article IV and Article V shall survive any termination of this Agreement. Nothing in this Article IV shall relieve or otherwise limit any party of liability for willful breach of this Agreement.

ARTICLE V
MISCELLANEOUS

Section 5.1   Expenses. Each party shall bear their respective expenses, costs and fees (including attorneys' fees, if any) in connection with the preparation, execution and delivery of this Agreement and compliance herewith, whether or not the Merger is effected.

Section 5.2   Obligations of Stockholders. Notwithstanding anything to the contrary in this Agreement, the representations, warranties, covenants and agreements of each Stockholder are several and not joint and several, and in no event shall any Stockholder have any obligation or liability for any of the representations, warranties and covenants of any other Stockholder.

Section 5.3   No Ownership Interest. Except as specifically provided herein, (a) all rights, ownership and economic benefits of and relating to a Stockholder's Shares shall remain vested in and belong to such Stockholder and (b) Parent shall have no authority to exercise any power or authority to direct or control the voting or disposition of any Shares or direct such Stockholder in the performance of its duties or responsibilities as a stockholder of the Company. Nothing in this Agreement shall be interpreted as creating or forming a "group" with any other person, including Parent, for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of applicable Law.

Section 5.4   Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, return receipt requested and postage prepaid, or by facsimile transmission (providing confirmation of such facsimile transmission):

To Parent:

Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, Virginia 23320
Attention: William A. Old, Jr.
Facsimile: (757) 321-5949
Email: wold@dollartree.com

with copies to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention: Daniel A. Neff, Esq.
              Trevor S. Norwitz, Esq.
Facsimile: (212) 403-2000
Email: daneff@wlrk.com
              tsnorwitz@wlrk.com

To Stockholders:

c/o Trian Fund Management, L.P.
280 Park Avenue, 41st Floor
New York, New York 10017
Attention: Brian L. Schorr, Chief Legal Officer
Facsimile: (212) 451-3216
Email: bschorr@trianpartners.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

Section 5.5   Amendments; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (i) in the case of an amendment, by Parent and each Stockholder, and (ii) in the case of a waiver, by the party (or parties) against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 5.6   Assignment. Except as contemplated by Section 1.3, no party to this Agreement may assign any of its rights or obligations under this Agreement, including by sale of stock, operation of law in connection with a merger or sale of substantially all the assets, without the prior written consent of the other party hereto.

Section 5.7   No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

Section 5.8   Entire Agreement. This Agreement (including Schedule A hereto) and, to the extent referenced herein, the Merger Agreement, constitute the entire agreement, and supersede all other prior and contemporaneous agreements, understandings, undertakings, arrangements, representations and warranties, both written and oral, among the parties with respect to the subject matter hereof.

Section 5.9   No Third-Party Beneficiaries. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

Section 5.10   Jurisdiction; Specific Enforcement; Waiver of Trial by Jury. The parties' rights in this Section 5.10 are an integral part of the transactions contemplated by this Agreement and each party hereby waives any objections to any remedy referred to in this Section 5.10. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached, and that money damages would not be an adequate remedy, even if available. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative). In the event any party seeks any remedy referred to in this Section 5.10, such party shall not be required to prove damages or obtain, furnish, provide or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.10 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing, providing or posting of any such bond or similar instrument. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the

State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 5.4; provided, however, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 5.11   Governing Law. This Agreement, and all claims or causes of action (whether at law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 5.12   Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.

Section 5.13   Interpretation. When a reference is made in this Agreement to an Article, Section or Schedule, such reference shall be to an Article, Section or Schedule of this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The word "extent" and the phrase "to the extent" when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not mean simply "if". The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 5.14   Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart (including any facsimile or electronic document transmission of such counterpart) being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

Section 5.15   Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision; and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

DOLLAR TREE, INC.

By: /s/ Bob Sasser
Name: Bob Sasser
Title: Chief Executive Officer

TRIAN PARTNERS, L.P.

By: Trian Partners GP, L.P.,
       its general partner

By: Trian Partners General Partner, LLC,
       its general partner

By: /s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS MASTER FUND, L.P.

By: Trian Partners GP, L.P.,
       its general partner

By: Trian Partners General Partner, LLC,
       its general partner

By: /s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS PARALLEL FUND I, L.P.

By: Trian Partners Parallel Fund I General
       Partner, LLC,
       its general partner

By: /s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

[Signature Page to Voting and Support Agreement]

TRIAN PARTNERS STRATEGIC INVESTMENT FUND, L.P.

By: Trian Partners Strategic Investment Fund GP, L.P.,
       its general partner

By: Trian Partners Strategic Investment Fund General Partner, LLC,
       its general partner

By: /s/ Edward P. Garden

Name: Edward P. Garden
Title: Member

TRIAN PARTNERS MASTER FUND (ERISA), L.P.

By: Trian Partners (ERISA) GP, L.P.,
       its general partner

By: Trian Partners (ERISA) General Partner, LLC,
       its general partner

By: /s/ Edward P. Garden

Name: Edward P. Garden
Title: Member

TRIAN FUND MANAGEMENT, L.P.

By: Trian Fund Management GP, LLC,
       its general partner

By: /s/ Edward P. Garden

Name: Edward P. Garden
Title: Member

/s/ Edward P. Garden

Edward P. Garden

[Signature Page to Voting and Support Agreement]

SCHEDULE A

Stockholder	Number of Shares
Trian Partners, L.P.	1,470,470
Trian Partners Master Fund, L.P.	3,974,282
Trian Partners Parallel Fund I, L.P.	227,087
Trian Partners Strategic Investment Fund, L.P.	2,586,102
Trian Partners Master Fund (ERISA), L.P.	103,964
Trian Fund Management, L.P.	3,092
Edward P. Garden	1,389

Exhibit 99.2

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this "Agreement") is made and entered into as of July 27, 2014, by and among Dollar Tree, Inc., a Virginia corporation ("Parent"), and each person listed on Schedule A hereto (each, a "Stockholder").

WHEREAS, Parent, Family Dollar Stores, Inc., a Delaware corporation (the "Company"), and Dime Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended from time to time, the "Merger Agreement"), which provides, among other things, for the merger of Merger Sub with and into the Company (the "Merger"), with the Company to survive the Merger as a wholly owned subsidiary of Parent, upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used herein without definition, as well as the terms "control" and "person", shall have the respective meanings specified in the Merger Agreement);

WHEREAS, each Stockholder beneficially owns the number of shares of common stock, par value $0.10 per share, of the Company ("Common Stock") set forth opposite such Stockholder's name on Schedule A hereto (the "Existing Shares"); and

WHEREAS, as a condition to the willingness of Parent to enter into the Merger Agreement and as an inducement and in consideration therefor, each Stockholder is entering into this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I
VOTING; GRANT AND APPOINTMENT OF PROXY

Section 1.1   Voting. From and after the date hereof until the earlier of (a) the consummation of the Merger, (b) the termination of the Merger Agreement pursuant to and in compliance with the terms therein and (c) the entry without the prior written consent of the Stockholders into any amendment or modification of the Merger Agreement, or any written waiver of the Company's rights under the Merger Agreement made in connection with a request from Parent, in each case, which results in a decrease in, or change in the composition of, the Merger Consideration or an extension of the End Date or which is otherwise adverse to any of the Stockholders in any material respect (such earlier date, the "Expiration Date"), each Stockholder irrevocably and unconditionally hereby agrees, subject to Section 1.5, that at any meeting (whether annual or special and each adjourned or postponed meeting) of the Company's stockholders, however called, or in connection with any written consent of the Company's stockholders, the Stockholder will (i) appear at such meeting or otherwise cause all of its or his Existing Shares and other shares of Common Stock over which it has acquired beneficial ownership after the date hereof (including any shares of Common Stock acquired by means of purchase, dividend or distribution, or issued upon the exercise of the Rights, any stock options to acquire Common Stock or warrants or the conversion of any convertible securities or otherwise) (collectively, the "New Shares", and together with the Existing Shares, the "Shares"), which it owns as of the applicable record date, to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all such Shares (A) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, (B) in favor of any proposal to adjourn or postpone such meeting of the Company's stockholders to a later date if there are not sufficient votes to adopt the Merger Agreement, (C) against any action or proposal in favor of a Company Takeover Proposal, without regard to the terms of such Company Takeover Proposal, and (D) against any action, proposal, transaction or agreement that would reasonably be likely to (1) result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of a Stockholder contained in this Agreement or (2) prevent, materially impede or materially delay the Company's or Parent's ability to consummate the transactions contemplated by the Merger Agreement, including the Merger (clauses (A) through (D), the "Required Votes"). Except as explicitly set forth in this Section 1.1, nothing in this Agreement shall limit the right of each Stockholder to vote (including by proxy or written consent, if applicable) in favor of, against or abstain with respect to any matters presented to the Company's stockholders.

Section 1.2   Grant of Irrevocable Proxy; Appointment of Proxy.

(a) From and after the date hereof until the Expiration Date, subject to Section 1.5, each Stockholder hereby irrevocably and unconditionally grants to, and appoints, Parent and any designee thereof as such Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote or cause to be voted (including by proxy or written consent, if applicable) the Shares owned by such Stockholder as of the applicable record date in accordance with the Required Votes; provided that each Stockholder's grant of the proxy contemplated by this Section 1.2 shall be effective if, and only if, such Stockholder has not delivered to the Company prior to the meeting at which any of the matters described in Section 1.1 are to be considered, a duly executed irrevocable proxy card directing that the Shares of such Stockholder be voted in accordance with the Required Votes; provided, further, that any grant of such proxy shall only entitle Parent or its designee to vote on the matters specified by Section 1.1(ii), and each Stockholder shall retain the authority to vote on all other matters.

(b) Each Stockholder hereby represents that any proxies heretofore given in respect of the Shares, if any, are revocable, and hereby revokes all such proxies.

(c) Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 1.2, if it becomes effective, is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. The parties hereby further affirm that the irrevocable proxy, if it becomes effective, is coupled with an interest and is intended to be irrevocable until the Expiration Date, at which time it will terminate automatically. If for any reason any proxy granted herein is not irrevocable after it becomes effective, then the Stockholder granting such proxy agrees, until the Expiration Date, to vote the Shares in accordance with the Required Votes. The parties agree that the foregoing is a voting agreement.

Section 1.3   Restrictions on Transfers. Absent the prior written consent of Parent, each Stockholder hereby agrees that, from the date hereof until the earlier of (x) the Expiration Date and (y) the date on which the Company Stockholder Approval is obtained, it or he shall not, directly or indirectly, (a) sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise) (a "Transfer"), either voluntarily or involuntarily, or enter into any contract, option or other arrangement or understanding providing for the Transfer of any Shares (or any Rights attached thereto), other than (i) (A) any Transfer made for estate planning purposes or to a charitable institution for philanthropic purposes or (B) any Transfer to an Affiliate of such Stockholder, but only if, in each case, prior to the effectiveness of such Transfer, the transferee agrees in writing to be bound by the applicable terms hereof (unless such transferee is a Stockholder) and notice of such Transfer is delivered to Parent pursuant to Section 5.4, (ii) a Transfer pursuant to any trust or will of such Stockholder or by the Laws of intestate succession or (iii) a Transfer solely in connection with the payment of the exercise price and/or the satisfaction of any tax withholding obligations arising from the exercise of any Rights, stock options or warrants or the conversion of any convertible securities, (b) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, or (c) agree (whether or not in writing) to take any of the actions prohibited by the foregoing clause (a) or (b).

Section 1.4   Inconsistent Agreements. Each Stockholder hereby covenants and agrees that, except for this Agreement, it or he (a) shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Shares that is inconsistent with this Agreement and (b) shall not grant at any time while this Agreement remains in effect a proxy, consent or power of attorney with respect to the Shares that is inconsistent with this Agreement.

Section 1.5   No Obligation to Exercise Rights or Options. Nothing contained in this Article I shall require any Stockholder (or shall entitle any proxy of such Stockholder) to (i) convert, exercise or exchange any Rights, option, warrants or convertible securities in order to obtain any underlying New Shares or (ii) vote, or execute any consent with respect to, any New Shares underlying such Rights, options, warrants or convertible securities that have not yet been issued as of the applicable record date for that vote or consent.


ARTICLE II
NO SOLICITATION


Section 2.1   No Solicitation.

(a) Prior to the Expiration Date, each Stockholder (in its or his capacity as a stockholder of the Company) shall not, shall cause each of its or his controlled Affiliates not to, and shall use reasonable best efforts to cause each person that controls such Stockholder (each, a "Representative") not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations that could reasonably be expected to lead to, or furnish to any other person any information in connection with or for the purpose of encouraging or facilitating, a Company Takeover Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring person to this Section 2.1 and/ or Section 5.3 of the Merger Agreement and to limit its or his conversation or other communication exclusively to such referral), or (iii) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to a Company Takeover Proposal; provided that nothing herein shall prohibit any Stockholder or any of its or his controlled Affiliates or Representatives from participating in any discussions or negotiations with respect to a possible stockholders' consent or voting agreement in connection with a Company Takeover Proposal in the event that the Company becomes permitted to taken the actions set forth in clause (A) or clause (B) of Section 5.3(c) of the Merger Agreement with respect to such Company Takeover Proposal.

(b) For purposes of this Agreement, the term "Affiliate" shall have the meaning assigned to it in the Merger Agreement, but shall not include any entity whose equity securities are registered under the Exchange Act (or are publicly traded in a foreign jurisdiction), solely by reason of the fact that one or more nominees or representatives of any of the Stockholders serves as a member of its board of directors or similar governing body, unless the Stockholders or their Affiliates otherwise control such entity. For purposes of this Agreement, the Company shall not be deemed to be an Affiliate of any of the Stockholders.

Section 2.2   Capacity. Each Stockholder is signing this Agreement solely in its or his capacity as a stockholder of the Company and nothing contained herein shall in any way limit or affect Howard Russell Levine (or any future director or officer of the Company who may be affiliated or associated with any Stockholder or any of its or his Affiliates) from exercising his fiduciary duties as a director or officer of the Company or from otherwise taking any action or inaction in his capacity as a director and/or officer of the Company, and no such exercise of fiduciary duties or action or inaction taken in such capacity as a director and/or officer shall be deemed to constitute a breach of this Agreement. Nothing in this Section 2.2 is intended to limit the obligations and agreements of the Company under the Merger Agreement.

ARTICLE III
REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 3.1   Representations and Warranties of each Stockholder. Each Stockholder represents and warrants to Parent as follows: (a) such Stockholder has full legal right and capacity to execute and deliver this Agreement, to perform Stockholder's obligations hereunder and to consummate the transactions contemplated hereby, (b) this Agreement has been duly executed and delivered by such Stockholder and the execution, delivery and performance of this Agreement by such Stockholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Stockholder and no other company actions or proceedings on the part of such Stockholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, (c) this Agreement constitutes the valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in law or equity), (d) the execution and delivery of this Agreement by such Stockholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any Laws or agreement binding upon Stockholder or the Existing Shares, nor require any authorization, consent or approval of, or filing with, any Governmental Entity, except in each case for filings with the Securities and Exchange Commission by Stockholder or as would not impact such Stockholder's ability to perform or comply with its or his obligations under this Agreement in any material respect, (e) as of the date hereof, such Stockholder beneficially owns (as such term is used in Rule 13d-3 of the Exchange Act) the Existing Shares and (f) as of the date hereof, such Stockholder beneficially owns the Existing Shares free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions created by this Agreement, under applicable federal or state securities laws or pursuant to any written policies of the Company with respect to the trading of securities in connection with insider trading restrictions, applicable securities laws and similar considerations) and has sole voting power with respect to the Existing Shares and sole power of disposition with respect to all of the Existing Shares, and no person other than such Stockholder has any right to direct or approve the voting or disposition of any of the Existing Shares; provided that each Stockholder may be deemed to share voting power and the power of disposition over its Existing Shares with Howard Russell Levine.

Section 3.2   Representations and Warranties of Parent. Parent represents and warrants to each Stockholder as follows: (a) Parent has full legal right and capacity to execute and deliver this Agreement, to perform Parent's obligations hereunder and to consummate the transactions contemplated hereby, (b) this Agreement has been duly executed and delivered by Parent and the execution, delivery and performance of this Agreement by Parent and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Parent and no other company actions or proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, (c) this Agreement constitutes the valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in law or equity) and (d) the execution and delivery of this Agreement by Parent does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any Laws or agreement binding upon Parent, nor require any authorization, consent or approval of, or filing with, any Governmental Entity, except in each case for filings with the Securities and Exchange Commission by Parent or as would not impact such Parent's ability to perform or comply with its obligations under this Agreement in any material respect.

Section 3.3   Covenants. Each Stockholder hereby:

(a) irrevocably waives, and agrees not to exercise, any rights of appraisal or rights of dissent from the Merger that such Stockholder may have with respect to the Shares;

(b) agrees upon receipt of written inquiry from Parent to promptly notify Parent of the number of any New Shares acquired by such Stockholder after the date hereof and prior to the Expiration Date. Any New Shares shall automatically be subject to the applicable terms of this Agreement as though owned by Stockholder on the date hereof;

(c) agrees to permit the Company to publish and disclose, including in filings with the Securities and Exchange Commission and in the press release announcing the transactions contemplated by the Merger Agreement (the "Announcement Release"), this Agreement and the Stockholders' identity and ownership of the Shares and the nature of the Stockholders' commitments, arrangements and understandings under this Agreement, in each case, to the extent the Company reasonably determines that such information is required to be disclosed by applicable Law (or in the case of the Announcement Release, to the extent the information contained therein is consistent with other disclosures being made by the Company or the Stockholders); provided that the Company shall give each Stockholder and its or his legal counsel a reasonable opportunity to review and comment on such publications or disclosures prior to being made public; and

(d) shall and does authorize Parent or its counsel to notify the Company's transfer agent that there is a stop transfer order with respect to all of the Shares (and that this Agreement places limits on the voting and transfer of the Shares); provided that if Parent or its counsel gives such notification, it shall on the earlier of the (x) Expiration Date and (y) the date on which the Company Stockholder Approval is obtained further notify the Company's transfer agent that the stop transfer order (and all other restrictions) have terminated as of such date.

ARTICLE IV
TERMINATION

This Agreement shall terminate and be of no further force or effect on the Expiration Date, and neither Parent nor any of the Stockholders shall have any rights or obligations hereunder following such termination. Notwithstanding the preceding sentence, this Article IV and Article V shall survive any termination of this Agreement. Nothing in this Article IV shall relieve or otherwise limit any party of liability for willful breach of this Agreement.

ARTICLE V
MISCELLANEOUS

Section 5.1   Expenses. Each party shall bear their respective expenses, costs and fees (including attorneys' fees, if any) in connection with the preparation, execution and delivery of this Agreement and compliance herewith, whether or not the Merger is effected.

Section 5.2   Obligations of Stockholders. Notwithstanding anything to the contrary in this Agreement, the representations, warranties, covenants and agreements of each Stockholder are several and not joint and several, and in no event shall any Stockholder have any obligation or liability for any of the representations, warranties and covenants of any other Stockholder.

Section 5.3   No Ownership Interest. Except as specifically provided herein, (a) all rights, ownership and economic benefits of and relating to a Stockholder's Shares shall remain vested in and belong to such Stockholder and (b) Parent shall have no authority to exercise any power or authority to direct or control the voting or disposition of any Shares or direct such Stockholder in the performance of its or his duties or responsibilities as a stockholder of the Company. Nothing in this Agreement shall be interpreted as creating or forming a "group" with any other person, including Parent, for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of applicable Law.

Section 5.4   Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, return receipt requested and postage prepaid, or by facsimile transmission (providing confirmation of such facsimile transmission):

To Parent:

Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, Virginia 23320
Attention: William A. Old, Jr.
Facsimile: (757) 321-5949
Email: wold@dollartree.com

with copies to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention: Daniel A. Neff, Esq.
            Trevor S. Norwitz, Esq.
Facsimile: (212) 403-2000
Email: daneff@wlrk.com
            tsnorwitz@wlrk.com

To Stockholders:

Howard Russell Levine
c/o Family Dollar Stores, Inc.
10401 Monroe Road
Matthews, NC 28105
Facsimile: (704) 708-7121
Email: hlevine@familydollar.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

Section 5.5   Amendments; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (i) in the case of an amendment, by Parent and each Stockholder, and (ii) in the case of a waiver, by the party (or parties) against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 5.6   Assignment. Except as contemplated by Section 1.3, no party to this Agreement may assign any of its rights or obligations under this Agreement, including by sale of stock, operation of law in connection with a merger or sale of substantially all the assets, without the prior written consent of the other party hereto.

Section 5.7   No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

Section 5.8   Entire Agreement. This Agreement (including Schedule A hereto) and, to the extent referenced herein, the Merger Agreement, constitute the entire agreement, and supersede all other prior and contemporaneous agreements, understandings, undertakings, arrangements, representations and warranties, both written and oral, among the parties with respect to the subject matter hereof.

Section 5.9   No Third-Party Beneficiaries. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

Section 5.10   Jurisdiction; Specific Enforcement; Waiver of Trial by Jury. The parties' rights in this Section 5.10 are an integral part of the transactions contemplated by this Agreement and each party hereby waives any objections to any remedy referred to in this Section 5.10. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached, and that money damages would not be an adequate remedy, even if available. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative). In the event any party seeks any remedy referred to in this Section 5.10, such party shall not be required to prove damages or obtain, furnish, provide or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.10 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing, providing or posting of any such bond or similar instrument. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the

State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 5.4; provided, however, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 5.11   Governing Law. This Agreement, and all claims or causes of action (whether at law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 5.12   Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.

Section 5.13   Interpretation. When a reference is made in this Agreement to an Article, Section or Schedule, such reference shall be to an Article, Section or Schedule of this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The word "extent" and the phrase "to the extent" when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not mean simply "if". The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 5.14   Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart (including any facsimile or electronic document transmission of such counterpart) being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

Section 5.15   Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision; and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

DOLLAR TREE, INC.

By: /s/ Bob Sasser
Name: Bob Sasser
Title: Chief Executive Officer

/s/ Howard Russell Levine
Howard Russell Levine

DECLARATION OF TRUST BETWEEN LEON LEVINE, GRANTOR, AND LEON LEVINE, TRUSTEE, DATED JULY 12, 1971 FOR THE BENEFIT OF HOWARD RUSSELL LEVINE

By: /s/ Howard Russell Levine
Name: Howard Russell Levine
Title: Family Dollar Investment Advisor

TRUST AGREEMENT BETWEEN LEON LEVINE, GRANTOR, AND BANK OF AMERICA, N.A. (FORMERLY NORTH CAROLINA NATIONAL BANK), TRUSTEE, DATED OCTOBER 6, 1972 FOR THE BENEFIT OF HOWARD RUSSELL LEVINE

By: /s/ Howard Russell Levine
Name: Howard Russell Levine
Title: Family Dollar Investment Advisor

SCHEDULE A

Stockholder	Number of Shares
Howard R. Levine	4,419,918
Declaration of Trust between Leon Levine, Grantor, and Leon Levine, Trustee, dated July 12, 1971 for the benefit of Howard Russell Levine	3,075,171
Trust Agreement between Leon Levine, Grantor, and Bank of America, N.A. (formerly North Carolina National Bank), Trustee, dated October 6, 1972 for the benefit of Howard Russell Levine	1,811,249